BEA 東亞銀行

BEST AVAILABLE COPY

Our Ref: SHR/06/77

RECEIVED
2006 SEP 28 P 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 15, 2006

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

06017156

SUPPL

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 3608 5068 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

BEST AVAILABLE COPY

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

Molly Ho Kam-lan
Company Secretary

MH/TT/im/624
Encls.

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中 10 號
Telephone 電話 (852) 3608 3608 Facsimile 傳真 (852) 3608 6000 Telex 電傳 HX 73017
www.hkbea.com

GF 188 (06/2005)

File No. 82-3443

Annex to Letter to the SEC
dated September 15, 2006 of
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since July 17, 2006 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Form SC1 Return of Allotments
   Date : July 31, 2006
   Source of Requirement : Hong Kong Companies Ordinance

2. Document : Press Announcement in respect of announcement of 2006 interim results
   Date : August 4, 2006
   Source of Requirement : The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE Listing Rules")

3. Document : Interim Report 2006
   Date : August 4, 2006
   Source of Requirement : HKSE Listing Rules

4. Document : Scrip Circular and Form of Election in respect of 2006 interim scrip dividend
   Date : August 23, 2006
   Source of Requirement : HKSE Listing Rules

5. Document : Form SC1 Return of Allotments
   Date : August 31, 2006
   Source of Requirement : Hong Kong Companies Ordinance

6. Document : Press announcement in respect of 2006 interim scrip dividend scheme – calculation of market value
   Date : September 1, 2006
   Source of Requirement : HKSE Listing Rules

7. Document : Form SC1 Return of Allotments
   Date : September 14, 2006
   Source of Requirement : Hong Kong Companies Ordinance

8. Document : Form SC5 Return of Particulars of a Contract Relating to Share Allotment
   Date : September 14, 2006
   Source of Requirement : Hong Kong Companies Ordinance

CR

公司註冊處
Companies Registry

Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	01	08	2006
至 To	31	08	2006

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	3,187,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	24,984,900.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,847,750,102.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		每股的溢價款額 Premium on *Each Share*	已繳及應繳的溢價總款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-145,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$1,798,000.00
Ordinary	-280,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$5,804,400.00
Ordinary	-850,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$17,382,500.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		每股的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價總款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-1,275,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-1,275,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 31 / 08 / 2006

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

(Stock Code: 23)

2006 INTERIM SCRIP DIVIDEND SCHEME – CALCULATION OF MARKET VALUE

The scrip entitlements under the 2006 Interim Scrip Dividend Scheme would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Monday, 28th August, 2006 to Friday, 1st September, 2006 (both days inclusive) which was HK$34.23.

In our circular letter to shareholders of The Bank of East Asia, Limited (the "Bank") dated 23rd August, 2006, it was announced that the Directors had declared an interim dividend for the six months ended 30th June, 2006 in cash at HK$0.43 per share; and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid ordinary shares in lieu of cash. The scrip entitlements would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Monday, 28th August, 2006 to Friday, 1st September, 2006 (both days inclusive) which was HK$34.23. Accordingly, the number of new shares which shareholders will receive in respect of their existing shares for which forms containing an election to receive shares in lieu of cash will have been lodged with the share registrar of the Bank by 4:00 p.m. on Thursday, 7th September, 2006 will be calculated as follows:

$$\text{Number of new shares to be received} = \text{Number of shares elected for scrip} \times \frac{0.43}{34.23}$$

The number of new shares to be received will be rounded down to the nearest whole number of new shares. Fractional entitlements to new shares will be disregarded and the benefit thereof will accrue to the Bank. The new shares will, on issue, not be entitled to the interim dividend in respect of the six months ended 30th June, 2006, but will rank pari passu in all other respects with the existing shares of the Bank.

Certificates for the new shares and dividend warrants in respect of the interim dividend will be despatched to shareholders by ordinary mail at their own risk on Thursday, 14th September, 2006.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 1st September, 2006.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	01	09	2006
至 To	14	09	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	17,580,022.50
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	7,230,550.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,865,330,125.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-60,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$744,000.00
Ordinary	-160,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$3,316,800.00
Ordinary	-155,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$3,169,750.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	6,657,009	$2.50	$2.50	Nil	Nil	Nil

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

See the attached Appendix

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Ordinary	類別 Class
See the attached list		-375,000-	
See the attached CD-Rom		-6,657,009-	
	各類別股份分配的總數 Total Shares Allotted by Class	-7,032,009-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan
~~董事 Director~~／秘書 Secretary *

日期 Date : 14 / 09 / 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

Company No.255

Appendix

Form SC1

5. Consideration for which the Shares have been Allotted

A sum of HK$16,642,522.50 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 6,657,009 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 23rd August, 2006 who had validly elected to receive new shares in lieu of cash dividend of HK$0.43 per share.

Signed ______________ (Secretary)

CR

公司註冊處
Companies Registry

與股份分配有關的合約細則申報表
Return of Particulars of a Contract Relating to Share Allotment

(公司條例第45(2)條)
(Companies Ordinance s. 45(2))

表格 Form **SC5**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

2 以非現金支付全部或部分股款所分配的股份數目
Number of Shares Allotted as Fully or Partly Paid Up otherwise than in Cash

6,657,009

3 股份類別
Class of Shares

Ordinary

4 每股的面值
Nominal Value of Each Share

貨幣單位 Currency	款額 Amount
HK$	2.50

5 每股被視作以非現金支付股款的款額
Amount Treated as Paid and Payable on Each Share otherwise than in Cash

貨幣單位 Currency	款額 Amount
HK$	2.50

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IGSA)

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

7 上文第 6A 項所述財產的總買價的細目分類：
Breakdown of the Total Purchase Price of the Property mentioned in Section 6A above :

	貨幣單位 Currency	款額 Amount
(1) 永久業權財產的法定產業權及在永久業權財產上的固定工業裝置及機械及其他固定裝置 (凡該等財產是在按揭的規限下出售，應列明總價值。) Legal estates in freehold property and fixed plant and machinery and other fixtures thereon (Where such properties are sold subject to mortgage, the gross value should be shown.)		-
(2) 批租土地財產的法定產業權 (凡該等財產是在按揭的規限下出售，應列明總價值。) Legal estates in leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)		-
(3) 批租土地財產上的固定工業裝置及機械 Fixed plant and machinery on leasehold property		-
(4) 永久業權財產或批租土地財產的衡平法權益 (凡該等財產是在按揭的規限下出售，應列明總價值。) Equitable interests in freehold or leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)		-
(5) 活動工業裝置及機械、商品存貨及其他實產 Loose plant and machinery, stock-in-trade, and other chattels		-
(6) 商譽及合約的利益 Goodwill and benefit of contracts		-
(7) 專利、設計、商標、特許、版權等 Patents, designs, trade marks, licences, copyrights, etc.		-

表格 Form **SC5**

公司編號 Company Number: 255

	貨幣單位 Currency	款額 Amount
(8) 帳面債項及其他債項 Book and other debts		-
(9) 手頭現金及銀行來往帳戶內的現金、匯票、票據等 Cash in hand and at Bank on current account, bills, notes, etc.		-
(10) 存放於銀行或其他地方的現金 Cash on deposit at Bank or elsewhere		-
(11) 股份、債權證及其他投資 Shares, debentures and other investments		-
(12) 其他財產 Other property		-
總買價 Total Purchase Price		-

簽署 Signed :

姓名 Name : Molly HO Kam-lan

董事 Director／秘書 Secretary *

日期 Date : 14 / 09 / 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Company No.255

Appendix

Form SC5

6. A sum of HK$16,642,522.50 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 6,657,009 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 23rd August, 2006 who had validly elected to receive new shares in lieu of cash dividend of HK$0.43 per share.

Signed ____________________(Secretary)

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

ANNOUNCEMENT OF 2006 INTERIM RESULTS

INTERIM RESULTS

The Directors of The Bank of East Asia, Limited ("BEA") are pleased to announce the unaudited results[1] of the Bank and its subsidiaries (the "Group") for the six months ended 30th June, 2006. The interim financial report is unaudited, but has been reviewed by KPMG, in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), whose unmodified review report is included in the interim report to be sent to shareholders.

A. CONSOLIDATED PROFIT AND LOSS ACCOUNT

	6 months ended 30/6/2006	6 months ended 30/6/2005 Restated	6 months ended 31/12/2005
	HK$'000	HK$'000	HK$'000
Interest income	5,900,286	3,047,295	4,759,239
Interest expense	(3,591,983)	(1,378,704)	(2,667,572)
Net interest income	2,308,303	1,668,591	2,091,667
Fee and commission income	902,888	770,975	827,025
Fee and commission expense	(127,335)	(107,948)	(121,948)
Net fee and commission	775,553	663,027	705,077
Net trading profits	73,987	250,379	325,645
Net result from financial instruments designated at fair value through profit or loss	232,893	12,768	(55,314)
Other operating income	153,772	158,670	132,028
Operating income	3,544,508	2,753,435	3,199,103
Operating expenses	(1,636,734)	(1,410,489)	(1,577,558)
Operating profit before impairment losses	1,907,774	1,342,946	1,621,545
(Charge)/Write back of impairment losses on loans and advances	(154,668)	24,314	(165,799)
Write back/(Charge) of impairment losses on held-to-maturity investments	12,828	(11,902)	(21,328)
(Charge)/Write back of impairment losses on available-for-sale financial assets	–	(326)	1
Impairment losses on goodwill	(23,698)	–	–
Write back/(Charge) of impairment losses on associates	3,779	3,903	(10,741)
Write back/(Charge) of impairment loss on bank premises	10,915	(953)	(209,187)
Impairment losses	(150,844)	15,036	(407,054)
	1,756,930	1,357,982	1,214,491
Net loss on sale of held-to-maturity investments	(444)	(630)	–
Net profit on sale of available-for-sale financial assets	3,390	6,604	379
Net profit on sale of subsidiaries/associates	1,330	607	17
Net (loss)/profit on sale of fixed assets	(3,964)	35,260	330,181
Valuation gains on investment properties	40,478	–	234,221
Share of profits less losses of associates	47,754	(2,762)	36,493
Profit for the period before taxation	1,845,474	1,397,061	1,815,782
Income tax			
Current tax[2]			
– Hong Kong	(175,971)	(169,393)	(90,447)
– Overseas	(99,603)	(59,377)	(51,658)
Deferred tax	21,552	34,541	(90,528)
Profit for the period after taxation	1,591,452	1,202,832	1,583,149
Attributable to:			
Equity holders of the Group	1,565,334	1,182,965	1,565,760
Minority interests	26,118	19,867	17,389
Profit after taxation	1,591,452	1,202,832	1,583,149
Profit for the Bank	1,317,809	1,117,827	1,497,724
Proposed dividends	661,067	495,997	1,404,514
Per share			
– Basic earnings[3]	HK$1.03	HK$0.79	HK$1.04
– Diluted earnings[3]	HK$1.02	HK$0.79	HK$1.04
– Dividends	HK$0.43	HK$0.33	HK$0.93

B. CONSOLIDATED BALANCE SHEET

	30/6/2006	30/6/2005 Restated	31/12/2005
	HK$'000	HK$'000	HK$'000
ASSETS			
Cash and balances with banks and other financial institutions	4,656,612	4,335,387	4,525,587
Placements with banks and other financial institutions	60,104,309	30,730,889	45,347,255
Trade bills	515,862	1,597,825	612,587
Trading assets	2,780,100	2,430,205	3,245,579
Financial assets designated at fair value through profit or loss	8,393,781	10,228,709	10,157,707
Advances to customers and other accounts	155,363,188	133,979,107	144,836,789
Available-for-sale financial assets	9,722,885	7,467,976	8,399,121
Held-to-maturity investments	12,733,752	12,962,924	13,016,959
Investments in associates	921,424	753,998	768,580
Fixed assets	5,515,085	5,275,474	5,355,899
– Investment properties	949,146	508,155	950,586
– Other property and equipment	4,565,939	4,767,319	4,405,313
Goodwill	2,583,500	2,455,056	2,494,950
Deferred tax assets	47,034	73,811	38,469
Total Assets	263,337,532	212,291,361	238,799,482
EQUITY AND LIABILITIES			
Deposits and balances of banks and other financial institutions	19,490,905	11,561,199	13,785,419
Deposits from customers	192,727,638	160,461,840	175,894,925
– Demand deposits and current accounts	12,328,246	11,883,561	10,864,801
– Savings deposit	38,526,992	39,043,427	35,497,574
– Time, call and notice deposits	141,872,400	109,534,852	129,532,550
Trading liabilities	1,567,047	1,511,171	1,936,999
Certificates of deposit issued	9,043,977	6,519,136	6,431,391
– At fair value through profit or loss	2,707,710	2,823,480	3,047,652
– At amortised cost	6,336,267	3,695,656	3,383,739
Current taxation	388,413	303,372	261,695
Deferred tax liabilities	466,015	678,241	627,485
Other accounts and provisions	6,111,510	4,189,855	6,908,260
Loan capital	8,026,326	4,360,609	8,548,780
– At fair value through profit or loss	4,149,058	4,360,609	8,548,780
– At amortised cost	3,877,268	–	–
Total Liabilities	237,821,831	189,585,423	214,394,954
Share capital	3,843,413	3,757,553	3,775,575
Reserves	21,372,893	18,759,472	20,421,790
Total equity attributable to equity holders of the Group	25,216,306	22,517,025	24,197,365
Minority interests	299,395	188,913	207,163
Total Equity	25,515,701	22,705,938	24,404,528
Total Equity and Liabilities	263,337,532	212,291,361	238,799,482

C. CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

	6 months ended 30/6/2006	6 months ended 30/6/2005
	HK$'000	HK$'000
Total equity as at 1st January	24,404,528	22,454,582
Net income recognised directly in equity		
(Recognition)/release of net deferred tax liabilities in		
– Revaluation reserve on bank premises	(1,148)	2,530
– Investment revaluation reserve on available-for-sale financial assets	(52,457)	–
Revaluation surplus on bank premises transferred to investment properties	10,102	–
Capital reserve on share-based transactions	11,703	17,361
Reversal upon disposal of available-for-sale financial assets	2,076	–
Changes in fair value of available-for-sale financial assets	184,153	(9,548)
Exchange and other adjustments	57,279	895
	211,708	11,238
Net profit for the period		
Attributable to:		
Equity holders of the Group	1,565,334	1,182,965
Minority interests	26,118	19,867
	1,591,452	1,202,832
Total recognised income and expenses for the period (of which HK$26,118,000 (six months ended 30th June 2005: HK$19,867,000) is attributable to minority interests)	1,803,160	1,214,070
Dividends paid during the period	(1,410,856)	(1,195,300)
Movements in shareholders' equity arising from capital transactions with equity holders of the Group:		
Shares issued under Staff Share Option Schemes	281,350	49,459
Shares issued in lieu of dividends	371,906	179,760
Capital fee	(132)	(42)
	653,124	229,177
Movements in minority interests		
Acquisition of subsidiaries	2,698	–
Decrease in shareholding	–	3,409
Share of revaluation surplus of available-for-sale financial assets	63,047	–
	65,745	3,409
Balance as at 30th June	25,515,701	22,705,938

D. CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	6 months ended 30/6/2006	6 months ended 30/6/2005
	HK$'000	HK$'000
Cash generated from/(used in) operations	13,785,812	(8,739,522)
Tax paid	(154,741)	(100,749)
Net cash generated from/(used in) operating activities	13,631,071	(8,840,271)
Net cash (used in)/generated from investing activities	(1,796,063)	321,057
Net cash generated from financing activities	999,295	1,114,381
Net increase/(decrease) in cash and cash equivalents	12,834,303	(7,404,833)
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	52,283,962	41,204,335
CASH AND CASH EQUIVALENTS AT 30TH JUNE	65,118,265	33,799,502
Cash flows from operating activities included:		
Interest received	6,473,155	3,784,245
Interest paid	4,098,870	1,425,819

Notes:

(1) The financial information set out in this interim report does not constitute the Group's statutory accounts for the year ended 31st December, 2005 but there is no material change as compared to those accounts, nor for the six months ended 30th June, 2006. The statutory accounts for the year ended 31st December, 2005 are available from the Bank's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 10th February, 2006.

(2) The provision for Hong Kong profits tax is calculated at 17.5% of the estimated assessable profits for the six months ended 30th June, 2006. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

(3) (a) The calculation of basic earnings per share is based on earnings of HK$1,565,334,000 (six months ended 30th June, 2005: HK$1,182,965,000) and on the weighted average of 1,523,266,272 (six months ended 30th June, 2005: 1,497,491,867) ordinary shares outstanding during the six months ended 30th June, 2006.

(b) The calculation of diluted earnings per share is based on earnings of HK$1,565,334,000 (six months ended 30th June, 2005: HK$1,182,965,000) and on 1,531,440,619 (six months ended 30th June, 2005: 1,501,798,518) ordinary shares, being weighted average number of ordinary shares outstanding during the six months ended 30th June, 2006, adjusted for the effects of all dilutive potential shares.

(4) Certain comparative figures as at and for the six months ended 30th June, 2005 are restated to conform to the current period's presentation and that used for the year ended 31st December, 2005. In the profit and loss account, interest income, interest expense and dividend income arising from trading assets and trading liabilities, if applicable, has been reclassified from "Interest income", "Interest expense" and "Other operating income" respectively to "Net trading profits". Similar income and expenses arising from financial instruments designated at fair value through profit or loss has been reclassified from the relevant captions to "Net result from financial instruments designated at fair value through profit or loss". In the balance sheet, treasury bills (including Exchange Fund Bills) and certificates of deposit held have been included in the applicable categories of financial instruments under HKAS39. Placements with banks and other financial institutions maturing within one month have been included in placements with banks and other financial institutions.

E. FEE AND COMMISSION INCOME

Fee and commission income arises from the following services:

	6 months ended 30/6/2006	6 months ended 30/6/2005	6 months ended 31/12/2005
	HK$'000	HK$'000	HK$'000
Corporate services	292,760	225,474	251,947
Loans, overdrafts and guarantees	132,766	150,579	144,767
Credit cards	139,518	107,246	128,784
Other retail banking services	71,765	78,051	56,659
Trade finance	54,220	51,414	51,044
Securities and asset management	127,067	88,900	103,385
Others	84,792	69,311	90,439
Total fee and commission income	902,888	770,975	827,025

F. NET TRADING PROFITS

	6 months ended 30/6/2006	6 months ended 30/6/2005	6 months ended 31/12/2005
	HK$'000	HK$'000	HK$'000
Profit on dealing in foreign currencies	77,702	152,553	141,289
Profit/(loss) on trading securities	125,842	(3,821)	110,028
(Loss)/profit on other dealing activities	(138,382)	14,343	7,779
Interest income on trading assets			
– listed	834	403	821
– unlisted	24,598	7,246	17,980
Interest income on interest rate swaps	293,135	214,560	291,130
Interest expense on interest rate swaps	(316,163)	(140,600)	(248,655)
Dividend income from listed trading securities	6,421	5,695	5,273
Total net trading profits	73,987	250,379	325,645

BEA 東亞銀行

G. NET RESULT FROM FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

	6 months ended 30/6/2006	6 months ended 30/6/2005	6 months ended 31/12/2005
	HK$'000	HK$'000	HK$'000
Net gains	175,275	47,173	79,307
Interest income			
– listed	72,943	71,278	97,485
– unlisted	179,908	99,535	142,088
Interest expense	(195,336)	(205,369)	(374,388)
Dividend income from listed securities	103	151	194
	232,893	12,768	(55,314)

H. OTHER OPERATING INCOME

	6 months ended 30/6/2006	6 months ended 30/6/2005	6 months ended 31/12/2005
	HK$'000	HK$'000	HK$'000
Dividend income from available-for-sale financial assets			
– listed	6,970	4,531	3,851
– unlisted	5,726	15,178	10,593
Rental from safe deposit boxes	42,983	42,830	42,439
Net revenue from insurance activities	61,634	47,598	41,161
Rental income on properties	26,049	23,096	20,098
Others	10,410	25,437	13,886
Total other operating income	153,772	158,670	132,028

I. OPERATING EXPENSES

	6 months ended 30/6/2006	6 months ended 30/6/2005	6 months ended 31/12/2005
	HK$'000	HK$'000	HK$'000
Contributions to defined contribution plan	60,556	52,808	54,564
Equity-settled share-based payment expenses	11,703	17,361	12,435
Salary and other staff costs	799,776	705,118	756,182
Total staff costs	872,035	775,287	823,181
Premises and equipment expenses excluding depreciation			
– Rental of premises	95,644	78,912	85,646
– Maintenance, repairs and others	139,105	119,255	124,394
Total premises and equipment expenses excluding depreciation	234,749	198,167	210,040
Depreciation on fixed assets	143,752	119,795	138,768
Other operating expenses			
– Communications, stationery and printing	90,442	85,784	89,350
– Legal and professional fees	62,491	57,405	54,711
– Advertising expenses	61,994	37,461	87,501
– Business promotions and business travel	30,070	23,313	25,413
– Card related expenses	24,676	35,556	21,796
– Stamp duty, overseas and PRC* business taxes, and value added taxes	40,974	22,493	30,389
– Insurance expenses	5,456	6,597	6,872
– Debt securities issue expenses	2,995	3,680	11,144
– Bank charges	1,560	2,135	1,802
– Administration expenses of secretarial business	8,379	5,396	6,934
– Membership fees	2,895	2,805	2,494
– Bank licence	2,532	776	2,306
– Donations	14,968	2,471	5,965
– Others	36,766	31,368	58,892
Total other operating expenses	386,198	317,240	405,569
Total operating expenses	1,636,734	1,410,489	1,577,558

* PRC denotes the People's Republic of China.

J. TRADING ASSETS

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Treasury bills (including Exchange Fund Bills)	793,407	995,764	1,494,650
Debt securities	161,326	182,016	165,683
Equity shares	765,582	356,199	601,139
Trust fund	256,394	245,736	245,682
Trading securities	1,976,709	1,779,715	2,507,154
Positive fair value of derivatives	803,391	650,490	738,425
	2,780,100	2,430,205	3,245,579
Issued by:			
Central governments and central banks	793,407	1,003,367	1,494,650
Public sector entities	162,233	174,412	165,684
Banks and other financial institutions	363,654	275,452	435,494
Corporate entities	643,809	326,484	411,326
Other entities	13,606	–	–
	1,976,709	1,779,715	2,507,154
By place of listing:			
Listed in Hong Kong	620,397	290,796	494,508
Listed outside Hong Kong	191,886	107,019	144,233
	812,283	397,815	638,741
Unlisted	1,164,426	1,381,900	1,868,413
	1,976,709	1,779,715	2,507,154

K. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Certificates of deposit held	94,795	48,725	94,290
Debt securities	8,286,599	10,170,325	10,053,081
Equity shares	12,387	9,659	10,336
	8,393,781	10,228,709	10,157,707
Issued by:			
Central governments and central banks	–	48,251	46,409
Public sector entities	168,526	176,966	172,022
Banks and other financial institutions	1,027,038	1,677,403	1,264,079
Corporate entities	7,190,375	8,319,190	8,668,041
Other entities	7,842	6,899	7,156
	8,393,781	10,228,709	10,157,707
By place of listing:			
Listed in Hong Kong	1,045,040	2,419,277	1,773,428
Listed outside Hong Kong	1,427,865	2,712,928	1,931,168
	2,472,905	5,132,205	3,704,596
Unlisted	5,920,876	5,096,504	6,453,111
	8,393,781	10,228,709	10,157,707

L. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS

(a) Advances to customers and other accounts

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
(i) Advances to customers	149,083,749	128,418,266	138,743,747
Less: Impairment allowances			
– Individual	(217,838)	(328,920)	(295,575)
– Collective	(431,926)	(455,474)	(478,995)
	148,433,985	127,633,872	137,969,177
(ii) Other Accounts			
Advances to banks and other financial institutions	2,682,616	2,319,294	2,424,120
Notes and bonds	359,209	284,429	387,934
Certificates of deposit held	38,834	38,858	38,775
Accrued interest	984,115	710,704	985,567
Other accounts	2,900,536	3,037,971	3,069,729
	6,965,310	6,391,256	6,906,125
Less: Impairment allowances			
– Individual	(26,660)	(33,858)	(28,570)
– Collective	(9,447)	(12,163)	(9,943)
	6,929,203	6,345,235	6,867,612
	155,363,188	133,979,107	144,836,789

(b) Advances to customers – by industry sectors

The analysis of gross advances to customers by industry sector is based on the categories and definitions used by the Hong Kong Monetary Authority.

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Loans for use in Hong Kong Industrial, commercial and financial			
– Property development	5,796,535	4,779,394	5,870,869
– Property investment	20,423,067	16,433,678	19,316,009
– Financial concerns	2,190,722	1,485,892	1,867,677
– Stockbrokers	294,588	176,836	204,725
– Wholesale and retail trade	1,366,526	1,683,867	1,399,776
– Manufacturing	1,813,602	1,859,708	1,744,187
– Transport and transport equipment	3,875,311	4,198,215	4,132,657
– Others	6,415,811	5,742,204	6,294,634
– Sub-total	42,176,162	36,359,794	40,830,534
Individuals			
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	1,218,014	1,422,812	1,320,946
– Loans for the purchase of other residential properties	36,409,009	37,991,408	37,188,222
– Credit card advances	1,763,962	1,371,012	1,769,653
– Others	3,946,951	3,600,915	3,571,901
– Sub-total	43,337,936	44,386,147	43,850,722
Total loans for use in Hong Kong	85,514,098	80,745,941	84,681,256
Trade finance	3,639,770	4,175,030	3,753,789
Loans for use outside Hong Kong	59,929,881	43,497,295	50,308,702
Total advances to customers	149,083,749	128,418,266	138,743,747

(c) Impaired advances to customers

	30/6/2006		30/6/2005		31/12/2005	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
Gross impaired advances to customers	1,337,250	0.90	1,689,007	1.32	1,434,979	1.03
Individual impairment loss allowances	217,838		328,920		295,575	

Impaired loans and advances are individually assessed loans with objective evidence of impairment on an individual basis.

There were no impaired advances to banks and other financial institutions as at 30th June, 2006, 30th June, 2005 and 31st December, 2005; nor were there any individual impairment allowances made for them on these three respective dates.

M. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Treasury bills (including Exchange Fund Bills)	2,783,033	2,681,454	3,083,677
Certificates of deposit held	1,159,918	1,142,974	1,114,810
Debt securities	2,832,129	2,887,326	2,956,664
Equity shares	2,691,756	583,301	1,028,231
Trust fund	256,049	172,921	215,739
	9,722,885	7,467,976	8,399,121
Issued by:			
Central governments and central banks	3,722,100	4,056,327	4,407,841
Public sector entities	388,716	463,469	472,573
Banks and other financial institutions	3,768,049	1,594,859	1,911,991
Corporate entities	1,587,953	1,180,381	1,390,960
Other entities	256,067	172,940	215,756
	9,722,885	7,467,976	8,399,121
By place of listing:			
Listed in Hong Kong	1,330,268	263,647	379,450
Listed outside Hong Kong	1,641,859	1,307,879	1,592,390
	2,972,127	1,571,526	1,971,840
Unlisted	6,750,758	5,896,450	6,427,281
	9,722,885	7,467,976	8,399,121

N. HELD-TO-MATURITY INVESTMENTS

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Treasury bills (including Exchange Fund Bills)	45,412	45,110	45,193
Certificates of deposit held	1,409,223	1,384,499	1,324,571
Debt securities	11,279,117	11,545,355	11,678,082
	12,733,752	12,974,964	13,047,846
Less: Impairment allowance – individually assessed	–	(12,040)	(30,887)
	12,733,752	12,962,924	13,016,959
Issued by:			
Central governments and central banks	7,687,075	7,790,363	7,728,378
Public sector entities	799,699	871,459	720,820
Banks and other financial institutions	3,193,700	3,190,014	3,329,907
Corporate entities	1,053,278	1,111,088	1,215,681
Other entities	–	–	22,173
	12,733,752	12,962,924	13,016,959
By place of listing:			
Listed in Hong Kong	58,087	45,187	55,487
Listed outside Hong Kong	1,968,347	1,633,133	1,957,404
	2,026,434	1,678,320	2,012,891
Unlisted	10,707,318	11,284,604	11,004,068
	12,733,752	12,962,924	13,016,959
Market value:			
Listed securities	1,984,421	1,704,541	2,003,701
Unlisted securities	10,441,192	11,215,986	10,828,860
	12,425,613	12,920,527	12,832,561

BEA東亞銀行

O. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Personal financial services includes branch operations, personal Internet banking, consumer finance, property loans, credit card business and private banking to personal customers.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, community lending, securities lending, trust services, mandatory provident fund business and corporate Internet banking.

Investment banking business includes treasury operations, securities broking and dealing, and provision of internet security trading services.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business and property-related business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

	6 months ended 30/6/2006							
	Personal Financial Services	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	1,176,277	1,269,941	(141,111)	208	3,556	(568)	-	2,308,303
Other operating income from external customers	240,980	207,672	406,138	292,774	80,732	7,909	-	1,236,205
Inter-segment income	-	-	-	-	-	71,752	(71,752)	-
Total operating income	1,417,257	1,477,613	265,027	292,982	84,288	79,093	(71,752)	3,544,508
Operating expenses	(734,253)	(385,641)	(164,872)	(171,147)	(74,449)	(106,372)	-	(1,636,734)
Inter-segment expenses	(58,429)	(7,583)	(2,893)	-	(391)	(2,456)	71,752	-
Operating profit/(loss) before impairment losses	624,575	1,084,389	97,262	121,835	9,448	(29,735)	-	1,907,774
Impairment losses on loans and advances	10,004	(164,923)	1,238	(232)	(755)	-	-	(154,668)
Impairment losses on goodwill	-	-	-	-	(23,698)	-	-	(23,698)
Impairment loss on bank premises	-	-	-	-	-	10,915	-	10,915
Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	-	3,779	12,828	-	-	-	-	16,607
	654,579	923,245	111,328	121,603	(15,005)	(18,820)	-	1,756,930
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	-	-	2,945	-	1,308	(3,941)	-	312
Revaluation surplus on investment properties	-	-	-	-	40,478	-	-	40,478
Share of profits less losses of associates	1,068	10,221	3,311	-	34,098	(944)	-	47,754
Profit/(loss) before taxation	635,647	933,466	117,584	121,603	60,879	(23,705)	-	1,845,474
Income tax	(88,527)	(128,814)	(15,953)	(16,969)	(3,759)	-	-	(254,022)
Profit/(loss) for the period after taxation	547,120	804,652	101,631	104,634	57,120	(23,705)	-	1,591,452
Attributable to:								
Equity holders of the Group	547,120	804,652	101,628	77,795	57,844	(23,705)	-	1,565,334
Minority interests	-	-	3	26,839	(724)	-	-	26,118
Profit/(loss) for the period after taxation	547,120	804,652	101,631	104,634	57,120	(23,705)	-	1,591,452
Depreciation for the period	(54,737)	(26,928)	(10,697)	(6,327)	(3,517)	(41,554)	-	(143,752)

	6 months ended 30/6/2005 (restated)							
	Personal Financial Services	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	719,904	827,873	124,284	49	(3,848)	329	-	1,668,591
Other operating income from external customers	243,100	100,683	431,020	227,221	73,054	9,766	-	1,084,844
Inter-segment income	-	-	-	-	-	61,329	(61,329)	-
Total operating income	963,004	928,556	555,304	227,270	69,206	71,424	(61,329)	2,753,435
Operating expenses	(650,896)	(324,465)	(147,273)	(122,896)	(73,961)	(90,998)	-	(1,410,489)
Inter-segment expenses	(50,745)	(5,970)	(2,471)	-	(124)	(2,019)	61,329	-
Operating profit/(loss) before impairment losses	261,363	598,121	405,560	104,374	(4,879)	(21,593)	-	1,342,946
Impairment losses on loans and advances	39,761	(19,953)	2,154	(2,791)	5,143	-	-	24,314
Impairment loss on bank premises	-	-	-	-	-	(953)	-	(953)
Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	-	3,934	(12,228)	-	-	(31)	-	(8,325)
	301,124	582,102	395,486	101,583	264	(22,577)	-	1,357,982
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	-	-	5,974	-	592	35,275	-	41,841
Share of profits less losses of associates	313	12,839	(8,922)	-	(8,575)	1,583	-	(2,762)
Profit/(loss) before taxation	301,437	594,941	392,538	101,583	(7,719)	14,281	-	1,397,061
Income tax	(42,167)	(81,518)	(56,210)	(14,217)	(117)	-	-	(194,229)
Profit/(loss) for the period after taxation	259,270	513,423	336,328	87,366	(7,836)	14,281	-	1,202,832
Attributable to:								
Equity holders of the Group	259,270	513,423	336,328	67,405	(7,742)	14,281	-	1,182,965
Minority interests	-	-	-	19,961	(94)	-	-	19,867
Profit/(loss) for the period after taxation	259,270	513,423	336,328	87,366	(7,836)	14,281	-	1,202,832
Depreciation for the period	(45,731)	(23,990)	(10,712)	(3,767)	(1,660)	(33,935)	-	(119,795)

P. ANALYSIS OF ASSETS AND LIABILITIES BY REMAINING MATURITY

	30/6/2006						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated or overdue	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets							
Cash and balances with banks and other financial institutions	4,656,612	-	-	-	-	-	4,656,612
Placements with banks and other financial institutions	235,334	58,457,304	1,411,671	-	-	-	60,104,309
Trade bills	35,093	444,218	26,396	-	-	10,155	515,862
Trading assets	-	597,084	196,322	128,232	33,094	1,825,368	2,780,100
Financial assets designated at fair value through profit or loss	-	359,538	700,548	7,258,926	63,313	11,456	8,393,781
Advances to customers and other accounts	4,192,480	23,122,980	18,442,725	51,591,669	51,832,450	6,180,884	155,363,188
Available-for-sale financial assets	-	3,060,624	923,732	2,912,358	718,256	2,107,915	9,722,885
Held-to-maturity investments	-	1,427,209	2,847,936	7,070,395	1,388,212	-	12,733,752
Undated assets	-	-	-	-	-	9,067,043	9,067,043
Total assets	9,119,519	87,468,957	24,549,330	68,961,580	54,035,325	19,202,821	263,337,532
Liabilities							
Deposits and balances of banks and other financial institutions	725,792	7,617,716	8,900,893	2,143,331	103,173	-	19,490,905
Deposits from customers	51,298,352	127,848,616	8,951,257	4,629,413	-	-	192,727,638
- Demand deposits and current accounts	12,328,246	-	-	-	-	-	12,328,246
- Savings deposit	38,526,992	-	-	-	-	-	38,526,992
- Time, call and notice deposits	443,114	127,848,616	8,951,257	4,629,413	-	-	141,872,400
Trading liabilities	-	697,009	-	32,789	286	836,963	1,567,047
Certificates of deposit issued	-	1,125,366	4,633,077	3,285,534	-	-	9,043,977
Current taxation	-	-	388,413	-	-	-	388,413
Loan capital	-	-	-	3,877,268	4,149,058	-	8,026,326
Undated liabilities	-	-	-	-	-	6,577,525	6,577,525
Total liabilities	52,024,144	137,288,707	22,873,640	13,968,335	4,252,517	7,414,488	237,821,831
Net liability gap	(42,904,625)	(49,819,750)	1,675,690	54,993,245	49,782,808		

	31/12/2005						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated or overdue	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets							
Cash and balances with banks and other financial institutions	4,525,587	-	-	-	-	-	4,525,587
Placements with banks and other financial institutions	-	43,654,951	1,692,304	-	-	-	45,347,255
Trade bills	6,766	552,530	53,291	-	-	-	612,587
Trading assets	-	1,494,650	-	128,082	37,602	1,585,245	3,245,579
Financial assets designated at fair value through profit or loss	-	316,897	1,790,375	7,723,154	316,945	10,336	10,157,707
Advances to customers and other accounts	4,410,325	20,171,366	18,902,982	47,009,838	48,038,008	6,304,270	144,836,789
Available-for-sale financial assets	-	3,349,857	922,242	2,035,688	838,085	1,253,249	8,399,121
Held-to-maturity investments	-	1,367,038	3,303,891	6,827,973	1,488,166	29,891	13,016,959
Undated assets	-	-	-	-	-	8,657,898	8,657,898
Total assets	8,942,678	70,907,289	26,665,085	63,724,735	50,718,806	17,840,889	238,799,482
Liabilities							
Deposits and balances of banks and other financial institutions	1,368,095	6,787,961	5,258,857	274,411	96,095	-	13,785,419
Deposits from customers	47,711,252	115,613,139	8,065,248	4,505,286	-	-	175,894,925
- Demand deposits and current accounts	10,864,801	-	-	-	-	-	10,864,801
- Savings deposit	35,497,574	-	-	-	-	-	35,497,574
- Time, call and notice deposits	1,348,877	115,613,139	8,065,248	4,505,286	-	-	129,532,550
Trading liabilities	1,229,881	-	-	-	-	707,118	1,936,999
Certificates of deposit issued	-	1,497,709	1,999,760	2,933,922	-	-	6,431,391
Current taxation	-	-	261,695	-	-	-	261,695
Loan capital	-	-	-	-	8,548,780	-	8,548,780
Undated liabilities	-	-	-	-	-	7,535,745	7,535,745
Total liabilities	50,309,228	123,898,809	15,585,560	7,713,619	8,644,875	8,242,863	214,394,954
Net liability gap	(41,366,550)	(52,991,520)	11,079,525	56,011,116	42,073,931		

Q. DEFERRED TAX ASSETS AND LIABILITIES RECOGNISED

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the period are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation	Leasing partnership transactions	Revaluation of properties	Impairment losses on financial assets	Revaluation of AFS securities	Tax losses	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January, 2006	296,226	211,553	154,399	(49,124)	-	(25,512)	1,474	589,016
Write off against investment	-	(206,875)	-	-	-	-	-	(206,875)
Other movements	-	-	-	-	-	7,726	63	7,789
Charged/(credited) to consolidated profit and loss account	(14,887)	(4,678)	-	(6,215)	-	2,508	1,720	(21,552)
Debited to reserves	-	-	1,148	-	52,457	-	-	53,605
Additions through acquisition of subsidiary	44	-	-	-	-	-	(1,540)	(1,496)
Exchange and other adjustments	(93)	-	-	(183)	-	(1,223)	(7)	(1,506)
At 30th June, 2006	281,290	-	155,547	(55,522)	52,457	(16,501)	1,710	418,981
At 1st January, 2005	315,211	382,210	192,217	(78,394)	-	(73,277)	1,653	739,620
Write off against investment	-	(167,276)	-	-	-	-	-	(167,276)
Charged/(credited) to consolidated profit and loss account	(18,884)	(3,381)	-	29,109	-	44,510	4,633	55,987
Credited to reserves	-	-	(37,818)	-	-	-	-	(37,818)
Exchange and other adjustments	(101)	-	-	161	-	3,255	(4,812)	(1,497)
At 31st December, 2005	296,226	211,553	154,399	(49,124)	-	(25,512)	1,474	589,016

R. RESERVES

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Share premium	896,985	653,049	656,429
General reserve	13,016,472	12,286,962	12,643,214
Revaluation reserve on bank premises	786,534	948,099	778,933
Investment revaluation reserve	491,827	255,914	358,729
Exchange revaluation reserve	113,253	29,852	78,568
Other reserves	163,255	167,282	156,228
Retained profits*	5,904,567	4,418,314	5,749,689
Total	21,372,893	18,759,472	20,421,790
Proposed dividends, not provided for	661,067	495,997	1,404,514

*. *The Group complies with Hong Kong Monetary Authority's requirement to maintain minimum impairment allowances in excess of those required under Hong Kong Accounting Standards. As at 30th June, 2006, HK$506,000,000 (30/6/2005: HK$362,000,000) was included in the retained profits in this respect which was distributable to equity holders of the Group subject to consultation with the Hong Kong Monetary Authority.*

S. CONSOLIDATED CASH FLOW STATEMENT

(a) Purchase of subsidiaries

	30/6/2006	30/6/2005
	HK$'000	HK$'000
Cash and balances with banks and other financial institutions	131,375	–
Advances and other accounts less provisions	583,552	1,196
Deferred tax assets	1,540	–
Fixed assets	2,370	1,626
Goodwill	25	–
Deposit and bank balances	(777)	–
Deposit of customers	(495,443)	–
Deferred tax liabilities	(44)	–
Other accounts and provisions	(125,523)	(879)
Minority interest	(2,698)	–
	94,377	1,943
Goodwill arising on consolidation	98,694	13,600
Total purchase price	193,071	15,543
Less: Cash and cash equivalents acquired	(131,375)	–
Cash flow on acquisition net of cash acquired	61,696	15,543

(b) Cash and cash equivalents

	30/6/2006	30/6/2005
	HK$'000	HK$'000
(i) Components of cash and cash equivalents in the consolidated cash flow statement		
Cash and balances with banks and other financial institutions	4,656,612	4,335,387
Placements with banks and other financial institutions with original maturity within three months	56,877,831	25,215,788
Treasury bills with original maturity within three months	3,260,380	3,664,690
Certificates of deposit held with original maturity within three months	323,442	583,637
	65,118,265	33,799,502
(ii) Reconciliation with the consolidated balance sheet		
Cash and balances with banks and other financial institutions	4,656,612	4,335,387
Placements with banks and other financial institutions	60,104,309	30,730,889
Treasury bills and certificates of deposit held		
– trading assets	793,407	995,764
– designated at fair value through profit or loss	94,795	48,725
– advances and other accounts	38,834	38,858
– available-for sale	3,942,951	3,824,428
– held-to-maturity	1,454,635	1,429,609
	6,324,622	6,337,384
Amount shown in the consolidated balance sheet	71,085,543	41,403,660
Less: Amounts with an original maturity of beyond three months	(5,967,278)	(7,604,158)
Cash and cash equivalents in the consolidated cash flow statement	65,118,265	33,799,502

T. OFF-BALANCE SHEET EXPOSURES

Contingent liabilities and commitments

The following is a summary of each significant class of off-balance sheet exposures:

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Contractual amounts of contingent liabilities and commitments			
– Direct credit substitutes	4,441,509	5,104,542	4,839,458
– Transaction-related contingencies	953,248	621,610	805,458
– Trade-related contingencies	1,927,615	2,207,948	1,908,453
– Other commitments with an original maturity of:			
Under 1 year or which are unconditionally cancellable	34,368,208	28,340,478	32,104,801
1 year and over	10,713,533	9,842,342	9,547,330
– Others	–	–	–
Total	52,404,113	46,116,920	49,205,500
– Aggregate credit risk weighted amount	9,438,732	9,388,216	9,271,093
Notional amounts of derivatives			
– Exchange rate contracts	17,044,916	26,602,854	24,853,979
– Interest rate contracts	30,477,470	26,428,854	31,133,238
– Equity contracts	383,319	243,139	284,970
Total	47,905,705	53,274,847	56,272,187
– Aggregate replacement costs	803,391	595,099	738,425
– Aggregate credit risk weighted amount	427,248	257,749	447,634

The replacement costs and credit risk weighted amounts of the off-balance sheet exposures do not take into account the effects of bilateral netting arrangements.

U. MATERIAL RELATED PARTY TRANSACTIONS

The Group maintains certain retirement benefit schemes for its staff. In the six month ended 30th June, 2006, the total amount of contributions the Group made to the schemes was HK$37,051,000 (six months ended 30/6/2005: HK$33,948,000).

The Group enters into a number of transactions with the Group's related parties, including its associates, and key management personnel and their close family members and companies controlled or significantly influenced by them. The transactions include accepting deposits from and extending credit facilities to them. Except that there is interest free shareholder's advance extended to one (30/6/2005: one) associate amounting to HK$6,500,000 at 30th June, 2006 (30/6/2005: HK$9,200,000), all interest rates in connection with the deposits taken and credit facilities extended are under terms and conditions normally applicable to customers of comparable standing.

The interest received from and interest paid to the Group's related parties for the six months ended 30th June, 2006, outstanding balances of amounts due from and due to at 30th June, and maximum outstanding balance of amounts due from and due to them for the six months ended 30th June, 2006 are aggregated as follows:

	Key management personnel		Subsidiaries		Associates	
	30/6/2006	30/6/2005	30/6/2006	30/6/2005	30/6/2006	30/6/2005
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Interest income	66,918	30,659	15,837	13,330	4,491	3,019
Interest expense	50,035	12,290	115,748	277,180	1	3
Amounts due from	2,809,527	2,061,906	1,869,711	2,172,027	149,682	103,683
Amounts due to	3,016,941	1,387,313	3,989,310	10,244,212	969	1,545
Maximum amounts due from	3,864,734	3,035,948	2,122,624	2,248,714	302,603	265,875
Maximum amounts due to	5,990,874	2,317,681	9,848,368	10,244,212	8,596	4,766

V. STATEMENT OF COMPLIANCE

The Interim Report has fully complied with the guideline set out in the Supervisory Policy Manual "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority, the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the revised HKAS 34 "Interim Financial Reporting" issued by the HKICPA in October, 2004.

SUPPLEMENTARY FINANCIAL INFORMATION

1. CAPITAL ADEQUACY RATIO AND CAPITAL BASE

(a) Capital adequacy ratio

	30/6/2006	30/6/2005	31/12/2005
	%	%	%
Unadjusted capital adequacy ratio	16.5	15.6	17.4
Adjusted capital adequacy ratio	16.3	15.5	17.2

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for the unadjusted capital adequacy ratio.

(b) Group capital base after deductions

	30/6/2006	30/6/2005 Restated	31/12/2005
	HK$'000	HK$'000	HK$'000
Core capital			
Paid up ordinary share capital	3,843,413	3,757,553	3,775,575
Share premium	896,985	653,049	656,429
Reserves	17,371,614	15,773,789	16,086,805
Minority interests	299,395	188,913	207,163
Deduct: Goodwill	(2,583,500)	(2,455,056)	(2,494,950)
Total core capital	19,827,907	17,918,248	18,231,022
Eligible supplementary capital			
Reserves on revaluation of land and interests in land (at 70%)	845,370	782,615	826,679
Revaluation reserves for available-for-sale financial assets and securities designated at fair value through profit or loss (at 70%)	122,277	70,639	305,672
Collectively assessed impairment allowances and regulatory reserve	946,942	828,250	878,569
Term subordinated debt	8,026,326	4,360,609	8,548,780
Total eligible supplementary capital	9,940,915	6,042,113	10,559,700
Total capital base before deductions	29,768,822	23,960,361	28,790,722
Deductions from total capital base	(1,121,948)	(874,050)	(901,973)
Total capital base after deductions	28,646,874	23,086,311	27,888,749

2. LIQUIDITY RATIO

	6 months ended 30/6/2006	6 months ended 30/6/2005	The year ended 31/12/2005
	%	%	%
Average liquidity ratio for the period	43.4	39.5	39.3

The average liquidity ratio for the period is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

3. SEGMENTAL INFORMATION

(a) Advances to customers – by geographical areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	30/6/2006	
	Total advances to customers	Advances overdue for over three months
	HK$'000	HK$'000
Hong Kong	100,394,600	421,702
People's Republic of China	26,006,723	102,310
Other Asian Countries	7,646,199	109,023
Others	15,036,227	11,040
Total	149,083,749	644,075

	30/6/2005	
	Total advances to customers	Advances overdue for over three months
	HK$'000	HK$'000
Hong Kong	93,820,480	466,632
People's Republic of China	15,253,965	120,557
Other Asian Countries	7,129,398	115,168
Others	12,214,423	40,141
Total	128,418,266	742,498

	31/12/2005	
	Total advances to customers	Advances overdue for over three months
	HK$'000	HK$'000
Hong Kong	98,234,592	483,095
People's Republic of China	19,939,335	76,108
Other Asian Countries	7,798,982	84,322
Others	12,770,838	74,147
Total	138,743,747	717,672

(b) Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

	30/6/2006			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	16,940,523	1,598,676	16,396,434	34,935,633
Asian countries, excluding People's Republic of China	10,232,626	1,140,937	8,901,050	20,274,613
North America	6,168,351	7,601,858	6,433,631	20,203,840
Western Europe	36,616,996	–	2,325,362	38,942,358

	30/6/2005			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	11,073,787	1,048,312	11,425,950	23,548,049
Asian countries, excluding People's Republic of China	9,213,301	1,282,925	8,010,298	18,506,524
North America	4,450,453	7,796,515	5,346,038	17,593,006
Western Europe	15,632,976	–	2,618,197	18,251,173

	31/12/2005			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	12,805,155	1,250,504	13,667,134	27,722,793
Asian countries, excluding People's Republic of China	9,950,396	1,200,368	8,991,756	20,142,520
North America	5,345,158	7,725,687	5,872,380	18,943,225
Western Europe	27,877,005	–	2,507,425	30,384,430

BEA 東亞銀行

4. OVERDUE, RESCHEDULED AND REPOSSESSED ASSETS

(a) Overdue and rescheduled advances

	30/6/2006		30/6/2005		31/12/2005	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
Advances to customers overdue for						
– 6 months or less but over 3 months	226,044	0.1	293,895	0.2	326,130	0.2
– 1 year or less but over 6 months	120,955	0.1	124,510	0.1	184,365	0.1
– Over 1 year	297,076	0.2	324,093	0.3	207,177	0.2
	644,075	0.4	742,498	0.6	717,672	0.5
Rescheduled advances to customers	314,347	0.2	426,652	0.3	351,057	0.3
Total overdue and rescheduled advances	958,422	0.6	1,169,150	0.9	1,068,729	0.8
Secured overdue advances	461,840	0.3	496,880	0.4	515,356	0.4
Unsecured overdue advances	182,235	0.1	245,618	0.2	202,316	0.1
Market value of securities held against secured overdue advances	790,863		695,523		1,035,275	

Loans and advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Loans repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Loans repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, and/or when the loans have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 30th June, 2006, 30th June, 2005 and 31st December, 2005; nor were there any rescheduled advances to banks and other financial institutions on these three dates.

(b) Other overdue and rescheduled assets

	30/06/2006	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
– 6 months or less but over 3 months	1,506	1,889
– 1 year or less but over 6 months	1,109	15
– Over 1 year	1,635	18,630
	4,250	20,534
Rescheduled assets	–	–
Total other overdue and rescheduled assets	4,250	20,534

	30/06/2005	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
– 6 months or less but over 3 months	1,582	–
– 1 year or less but over 6 months	1,220	477
– Over 1 year	154	19,292
	2,956	19,769
Rescheduled assets	–	–
Total other overdue and rescheduled assets	2,956	19,769

	31/12/2005	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
– 6 months or less but over 3 months	1,551	–
– 1 year or less but over 6 months	853	–
– Over 1 year	844	19,294
	3,248	19,294
Rescheduled assets	–	–
Total other overdue and rescheduled assets	3,248	19,294

* Other assets refer to trade bills and receivables.

(c) Repossessed assets

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Repossessed properties	90,650	81,279	80,551
Repossessed vehicles & machines	2,636	935	1,142
Total repossessed assets	93,286	82,214	81,693

The amount represents the estimated market value of the repossessed assets as at 30th June, 2006, 30th June, 2005 and 31st December, 2005.

5. CURRENCY CONCENTRATIONS

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

30/6/2006
HK$ Million

	USD	CAD*	GBP*	CNY	SGD*	Others	Total
Spot assets	70,046	5,073	5,590	18,325	5,622	19,805	124,461
Spot liabilities	(67,099)	(4,841)	(6,859)	(16,861)	(4,940)	(19,463)	(120,063)
Forward purchases	28,673	293	1,864	–	750	4,601	36,181
Forward sales	(30,220)	(541)	(548)	–	(1,257)	(4,633)	(37,199)
Net options position	27	(2)	1	–	–	(39)	(13)
Net long/(short) position	1,427	(18)	48	1,464	175	271	3,367

30/6/2005
HK$ Million

	USD	CAD	GBP	CNY	SGD	Others	Total
Spot assets	56,256	4,333	4,646	10,305	5,184	13,180	93,904
Spot liabilities	(55,290)	(4,433)	(6,527)	(9,427)	(4,510)	(18,201)	(98,388)
Forward purchases	31,644	623	2,757	–	473	9,889	45,386
Forward sales	(33,446)	(436)	(817)	–	(899)	(4,740)	(40,338)
Net options position	83	(23)	5	–	–	(125)	(60)
Net long/(short) position	(753)	64	64	878	248	3	504

31/12/2005
HK$ Million

	USD	CAD*	GBP*	CNY	SGD*	Others	Total
Spot assets	66,562	4,122	4,312	11,738	5,270	16,716	108,720
Spot liabilities	(62,331)	(4,604)	(6,620)	(10,510)	(4,749)	(18,626)	(107,440)
Forward purchases	35,406	882	2,864	–	534	5,396	45,082
Forward sales	(37,795)	(357)	(502)	–	(914)	(3,332)	(42,900)
Net options position	(167)	(1)	(2)	–	–	43	(127)
Net long/(short) position	1,675	42	52	1,228	141	197	3,335

* The currency constitutes less than 10% of the total net position in all foreign currencies and is presented for comparative purpose only.

30/6/2006
HK$ Million

	USD	CNY	Others	Total
Net structural position	1,606	1,312	661	3,579

30/6/2005
HK$ Million

	USD	CNY	Others	Total
Net structural position	1,607	751	627	2,985

31/12/2005
HK$ Million

	USD	CNY	Others	Total
Net structural position	1,604	1,297	635	3,536

INTERIM DIVIDEND

The Directors are pleased to declare an interim dividend of HK$0.43 (2005: HK$0.33) per share for the six months ended 30th June, 2006. The interim dividend will be paid in cash with an option to receive new, fully paid shares in lieu of cash, to shareholders whose names appear on the Register of Members at the close of business on Wednesday, 23rd August, 2006. Details of the scrip dividend and the election form will be sent to shareholders on or about Wednesday, 23rd August, 2006. The scrip dividend scheme is conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued under the scrip dividend scheme. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Thursday, 14th September, 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 21st August, 2006 to Wednesday, 23rd August, 2006. In order to qualify for the above interim dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. on Friday, 18th August, 2006.

FINANCIAL REVIEW

Financial Performance

The Hong Kong economy continued to perform well in the first half of 2006, although the pace of growth eased toward the end of the reporting period as the prospect of higher interest rates dampened investor enthusiasm in the property and stock markets. Competition within the local banking industry remained strong. Nevertheless, with the unique liquidity pressures that affected the local market one year ago having eased, the net interest margin widened as compared with last year.

In the first six months of 2006, the BEA Group achieved a profit after tax of HK$1,591 million, representing an increase of HK$388 million, or 32.3%, over earnings of HK$1,203 million for the corresponding period in 2005. Basic earnings per share were HK$1.03. Return on average equity reached 12.8%, while return on average assets was 1.3%.

Total operating income increased by 28.7% to HK$3,545 million, primarily due to a significant improvement in net interest margin in the first half of 2006. Net interest income rose by 38.3% to HK$2,308 million.

Total operating expenses increased by 16.0% over the corresponding figure in 2005 to HK$1,637 million, due to continuing expansion of the Group's activities. As a result of the significant rise in total operating income, the cost to income ratio fell from 51.2% in 2005 to 46.2% in 2006.

Operating profit before impairment losses for the first six months was HK$1,908 million, an increase of HK$565 million, or 42.1%, compared to the corresponding period in 2005.

Impairment losses on loans and advances required a charge of HK$155 million. In the year earlier period, there was a write-back of HK$24 million.

The operating profit after impairment losses increased by 29.4% to HK$1,757 million. In the first six months of 2006, BEA shared after-tax profits from associates of HK$48 million.

Profit after taxation was HK$1,591 million, an increase of 32.3% over the HK$1,203 million recorded in the corresponding period in 2005, while profit attributable to equity holders of the Group was HK$1,565 million, an increase of 32.3%.

Financial Position

As at 30th June, 2006, total consolidated assets of the BEA Group were HK$263,338 million, representing an increase of 10.3% from HK$238,799 million at the end of 2005. Advances to customers increased by 7.5% to HK$149,084 million.

Total deposits increased by 10.7% to HK$201,772 million, while deposits from customers increased by 9.6% to HK$192,728 million. Demand deposits and current account balances increased by a combined HK$1,463 million, or 13.5%, to HK$12,328 million when compared with the balance at year-end 2005. Savings deposits increased to HK$38,527 million as at 30th June, 2006, an increase of 8.5%. Time deposits as at 30th June, 2006 stood at HK$141,872 million, an increase of 9.5%, when compared with the balance at year-end 2005.

In February 2006, the Group redeemed a subordinated loan amounting to US$550 million. The Group issued a new subordinated loan of US$500 million in June 2006. As at 30th June, 2006, loan capital stood at HK$8,026 million, a decrease of 6.1% when compared with the balance at year-end 2005. Total equity increased by 4.6% from HK$24,405 million at the end of 2005, to HK$25,516 million at the end of June 2006.

During the first half of 2006, BEA issued HKD floating rate certificates of deposit with a face value of HK$2,500 million, and HKD fixed rate certificates of deposit with a face value of HK$500 million. The Bank redeemed a quantity of certificates of deposit amounting to HK$785 million equivalent upon maturity, and repurchased its own USD certificates of deposit amounting to HK$30 million equivalent. The Bank also issued and redeemed a number of short term TWD fixed rate certificates of deposit.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 73.9% at the end of June 2006, being 2.2% lower than the 76.1% reported at the end of 2005.

At the end of June 2006, the face value of the outstanding debt portfolio was HK$9,117 million, with the carrying amount equal to HK$9,044 million.

Maturity Profile of Debts Issued
As at 30th June, 2006
(All expressed in millions of dollars)

	Currency	Total Face Value	Year of Maturity 2006	2007	2008	2009
Floating Rate Certificates of Deposit						
Issued in 2005	HKD	2,700	1,200		1,500	
Issued in 2006	HKD	2,500		2,000		500
Fixed Rate Certificates of Deposit						
Issued in 2005	HKD	1,300	800		500	
Issued in 2006	HKD	500				500
Issued in 2006	TWD	4,740	4,690	50		
Discounted Certificates of Deposit						
Issued in 2002	USD	83		83		
Step Up Certificates of Deposit						
Issued in 2003	USD	43			43	
Total Debts Issued in HKD equivalent		9,117	3,125	2,659	2,333	1,000

BEA 東亞銀行

Risk Management
BEA has established comprehensive risk management procedures that enable it to identify, measure, monitor and control the various types of risk it faces, and, where appropriate, to allocate capital against those risks. All risk management policies have been approved by the Board of Directors. Risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active management involvement, effective internal controls and comprehensive audits in the best interests of the Group.

On 1st January, 2006, the Group instituted an enterprise-wide risk management structure to monitor all major risks, including credit risk, market risk, liquidity risk and operational risk. This is under the control of a centralised risk management department, headed by the Group Chief Risk Officer. It is expected that the overall risk management capability of the Bank Group will be further enhanced as a result.

(a) *Credit Risk Management*
Credit risk arises from the possibility that a customer or counterparty in a transaction may default. Such risk may arise from counterparty risks from loan and advances, issuer risks from the securities business, counterparty risks from trading activities and country risks.

The Board of Directors has delegated authority to the Credit Committee to oversee management of the Group's credit risk, independent of the business units. The Credit Committee reports to the Board of Directors via the Risk Management Committee, which deals with all risk management related issues of the Group.

The Credit Committee is responsible for all credit risk related issues for the Group. The Group identifies and manages credit risk through target market definitions, formulation of credit policies, credit approval process and monitoring of asset quality.

In evaluating the credit risk associated with an individual customer or counterparty, financial strength and repayment ability are always the primary considerations. Credit risk may be mitigated by obtaining collateral from the customer or counterparty.

The Group has established policies and procedures to identify, measure, monitor and control credit risk. In this connection, guidelines for management of credit risk have been laid down in the Group's Credit Manual. These guidelines stipulate delegated lending authorities, credit extension criteria, credit monitoring process, loan classification system, credit recovery and provisioning policy. They are reviewed and enhanced on an on-going basis to cater for the market change, statutory requirement and best practice risk management processes.

(b) *Liquidity Risk and Market Risk Management*
The Asset and Liability Management Committee is authorised by the Board of Directors to manage the assets and liabilities of the Bank Group. The function of the Asset and Liability Management Committee is to oversee the Group's operations relating to interest rate risk, liquidity risk and market risk.

(1) Liquidity Risk Management
Liquidity risk is the risk that the Group cannot meet its current obligations. To manage liquidity risk, the Group has established the liquidity risk management policy, which is approved by the Board of Directors. The Group measures the liquidity of the Group through the statutory liquidity ratio, the loan-to-deposit ratio and the maturity mismatch portfolio.

The Asset and Liability Management Committee closely monitors the liquidity of the Group on a daily basis to ensure that the liquidity structure of the Group's assets, liabilities and commitments can meet its funding needs, and that the Group remains in compliance with the statutory liquidity ratio. The Group's average liquidity ratio was 43.4% for the first half of 2006, which was well above the statutory minimum ratio of 25%.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected, material cash outflows in the ordinary course of business.

(2) Market Risk Management
Market risk is the risk arising from the net effect of changes in market rates and prices on the Group's assets, liabilities and commitments, thus causing profits or losses. Interest rates, foreign exchange rates, equity and commodity prices, among others, are monitored for market risk.

The Group's market risk originates from its trading-book holdings of foreign exchange, debt securities, equities and derivatives, which are measured at fair value; and from its investment and banking activities in financial assets and liabilities, which are valued at amortised cost in the balance sheet.

The Group has established a market risk management policy that incorporates guidelines, procedures and control measures to monitor its market risk exposures.

The Group's derivative instruments trading activities mainly arise from the execution of trade orders from customers and positions taken in order to hedge other elements of the trading books.

Financial derivatives are instruments that derive their value from the performance of underlying assets, interest or currency exchange rates or indices. The Group principally uses financial derivative instruments as investment alternatives or to manage foreign exchange, interest rate or equity risk, and is a limited end-user of such instruments. Guidelines on participating in derivatives activities are included in the Group's market risk management policy. The Group's major trading activities in derivative instruments involve exchange-traded HIBOR Futures contracts, over-the-counter transacted currency options and equity options. Other over-the-counter transacted foreign exchange forwards, interest rate swaps and option contracts are mainly employed to hedge the interest rate risk and option risk of the banking book.

The Group's various market risk exposures are measured and monitored on the basis of principal (or notional) amount, outstanding position, stop-loss and options limits, and are controlled within established limits reviewed and approved by the Asset and Liability Management Committee where applicable for each business unit, business type and in aggregate. Independent middle and back offices monitor the risk exposure of trading activities against approved limits on a daily basis. The Group's market risk exposures are reviewed by the Asset and Liability Management Committee and reported to the Board of Directors on a regular basis. Exceptions to limits are reported when they occur.

The Group quantifies the market risk of the underlying trading portfolio by means of value-at-risk ("VaR"). VaR is a statistical estimate that measures the potential losses in market value of a portfolio as a result of unfavourable movements in market rates and prices, if positions are held unchanged over a certain horizon time period. The Group's VaR is calculated using historical movements in market rates and prices, a 99% confidence level and a one-day holding period, and takes into account correlations between different markets and rates.

The VaR for the Group's market risk-related treasury trading portfolio as at 30th June, 2006 was HK$2.58 million (HK$2.04 million at 30th June, 2005). The average daily revenue earned from the Group's market risk-related treasury trading activities for the first half of 2006 was HK$0.73 million (HK$0.53 million for the first half of 2005). The standard deviation of these daily revenues was HK1.10 million (HK$0.77 million for the first half of 2005).

DAILY DISTRIBUTION OF MARKET RISK-RELATED TREASURY TRADING REVENUES
1st-half 2006 vs 1st-half 2005


Number of days
30
25
20
15
10
5
0
-0.75 or Less
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 to 1.75
1.75 or More
Revenues (HK$million)
1st-half 2006
1st-half 2005

An analysis of daily distribution of the Group's market risk-related treasury trading revenues for the first half of 2006 (comparing with the first half of 2005) is provided above. This shows that 16 out of 121 days (2005: 16 out of 121 days) are in loss positions. The most frequent results were daily revenue of between HK$0.5 million and HK$0.75 million, with 23 occurrences (2005: HK$0.50 million to HK$0.75 million with 28 occurrences). The maximum daily loss was HK$1.16 million (2005: HK$2.70 million) and the next maximum daily loss was HK$1.13 million (2005: HK$2.49 million). The highest daily revenue was HK$9.51 million (2005: HK$3.57 million).

(i) Foreign exchange exposure
The Group's foreign exchange risk exposure arises from foreign exchange dealing, commercial banking operations and structural foreign currency positions. All foreign exchange positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee.

The VaR related to foreign exchange dealing positions at 30th June, 2006 was HK$1.32 million (HK$0.84 million at 30th June, 2005). The average daily foreign exchange dealing profit for the first half of 2006 was HK$0.69 million (HK$0.55 million for the first half of 2005).

Foreign exchange positions which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associates are excluded from VaR measurements, as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuation.

(ii) Interest rate exposure
The Group's interest rate exposure arises from treasury and commercial banking activities, where interest rate risk is inherent in both trading and non-trading portfolios. All trading positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee. For the non-trading portfolio, interest rate risk primarily arises from the timing differences in the re-pricing of interest-bearing assets, liabilities and commitments and the maturities of certain fixed rate assets and liabilities. The interest rate risk of the non-trading portfolio is also monitored by the Group's Asset and Liability Management Committee.

The VaR related to interest rate exposure due to debt securities and derivatives trading positions, excluding foreign exchange forwards and options, at 30th June, 2006 was HK$1.31 million (HK$1.57 million at 30th June, 2005). The average daily loss due to these activities for the first half of 2006 was HK$900 (daily loss HK$20,000 for the first half of 2005).

(iii) Equities exposure
The Group's equities exposure mainly comprises trading equities and long-term equities investments. The Group's Investment Committee regularly reviews and monitors equities dealing activities. The VaR on equities trading positions at 30th June, 2006 was HK$23.57 million (HK$3.72 million at 30th June, 2005).

(c) *Operational risk, legal risk, reputation risk, and strategic risk management*
Operational risk, legal risk, reputation risk and strategic risk arise from the Group's daily operation and fiduciary activities. The primary focus is to identify, assess and monitor these risks and to fulfill regulatory requirements.

The Board of Directors reviews and approves policies for these risks, and it has delegated the responsibility for ongoing risk management to the Operational and Other Risks Management Committee. The Operational and Other Risks Management Committee reports to the Board of Directors via the Risk Management Committee.

OPERATIONS REVIEW

FINANCIAL RATINGS
Standard & Poor's ("S&P") has raised its long-term counterparty credit rating for the Bank to A- from BBB+. BEA's Bank Fundamental Strength rating has also been upgraded to B from C+. The upgrade reflects BEA's solid franchise in Hong Kong and its strong but careful expansion in China, as well as BEA's improved asset quality, satisfactory liquidity, and above-average capitalisation.

IMPROVEMENTS TO OPERATIONS
Relocating Back-Office Operations to China
The Bank's back-office operating centre in Guangzhou, incorporated under the name of East Asia Electronic Data Processing (Guangzhou) Limited, has been running smoothly. The Bank is continuing to relocate additional operating functions as planned.

Information Technology
New Accounting System
The Bank is implementing a new computer system for general ledger operations. The system is under testing and will be ready for roll out in the second half of 2006.

Core Banking System
The second phase of the Core Banking System Implementation Project was in the final stage of development as of June 2006. Once development is complete, the testing stage will be implemented. A command group has been formed to manage all rollout tasks, and a comprehensive training programme has been established for users.

PERSONAL BANKING
Branch Distribution
As part of its on-going exercise to strengthen its branch network, BEA continues to implement the Branch Rationalisation Programme. In the first half of 2006, International Finance Centre Branch was merged with Queen's Road Central Branch. An additional three branches were relocated to more prominent sites in their respective districts. To further enhance banking service to customers, BEA Harbour View Centre Branch was expanded to provide retail banking services on the ground floor level. At the end of June 2006, BEA operated a total of 87 branches in Hong Kong.

Four SupremeGold Centres were opened during the first half of 2006, bringing the total number of Centres to 30 by the end of June. These offer an exclusive banking experience for the Bank's most important customers.

BEA is dedicated to widening the range of Renminbi services it offers, as permitted by the changing regulatory environment, to meet the needs of individual and corporate customers. In March 2006, BEA launched a personal Renminbi Current Account service for individual customers. From April 2006, designated business customers have been able to open Renminbi time deposit accounts with the Bank.

A Marketing Programme for Kid Master Services was conducted from February to March 2006 to acquire new Kid Master members and to promote Education Insurance and Target Savings Insurance.

Promotion programmes were run from mid-March to June to promote the Bank's integrated account services, including SupremeGold, Supreme Account and i-Account.

Following the implementation of the five-day clearing week in September, the Bank will extend the Saturday closing hour of most branches with active traffic on Saturdays from 1:00 p.m. at present, to 5:00 p.m. Wealth management services and many counter services will be available at the affected branches. Six selected branches in exceptionally high traffic areas will open from 1:00 p.m. to 4:30 p.m. on Sundays, primarily to market the Bank's wealth management and other value-added services. Counter service will not be available on Sundays.

BEA will continue to evaluate the response to these initiatives, in its effort to go beyond customer expectations in meeting their needs and further extend the range of services it sells to each individual customer.

Cyberbanking
Cyberbanking services were further enhanced during the period, and Bank customers were able to apply for new shares in Initial Public Offering (IPO) over the Internet using the enhanced Electronic IPO service in May 2006. At the end of June, the Bank had over 320,000 registered Cyberbanking users. The average daily usage volume exceeded 182,000 transactions.

Corporate Cyberbanking recorded steady growth in its customer base in the first half of 2006. At the end of June 2006, over 17,900 corporate customers had registered for BEA Corporate Cyberbanking, representing a 16% increase compared to the same period last year.

Property Loans
With the property market subdued during the reporting period, mortgage loan demand was weak and competition in the mortgage market intensified.

BEA pioneered the "Fixed Rate SupremeGold Mortgage Plan" in February 2006, a new mortgage product that combines the advantages of both fixed rate and deposit-linked mortgage plans in one product.

In March, BEA joined with the Hong Kong Mortgage Corporation (HKMC) to launch the Composite Rate Mortgage Scheme, which further expanded the range of financing choices available.

To reduce the impact of rising interest rates on buying sentiment, BEA actively coordinated with various property developers to develop flexible tailored mortgage plans for prospective homebuyers.

Consumer Loans
BEA inaugurated a series of attractive promotional campaigns during the first half of the year to expand its loan portfolio and diversify its customer base. These programmes generated a good response from different segments, including professionals, executives and stable income earners. Double-digit growth in the Personal Loan portfolio was recorded, compared with the corresponding period the previous year.

Credit Cards
BEA continued to invest in its card business during the reporting period, implementing targeted brand development strategies. Additional cross-selling opportunities were exploited to recruit cardholders from among BEA's established personal banking customers.

In addition, with a sophisticated credit scoring platform now in place, the Bank has become more aggressive in rolling out acquisition and usage programmes directed toward the most profitable customer segments.

The Bank also focussed on brand reinforcement in its Visa Platinum Card segment.

In recognition of the Bank's success in increasing card sales volume, the Bank was awarded first runner-up for "2005 Highest Average Card Spending – Visa Platinum Card" in March 2006. In April, BEA launched the "FLY&DINE CLUB" to introduce the "Fly and Dine" platform of Visa Platinum Card to its card membership.

In April, the Bank extended its credit card acquiring business to Macau, with the aim of capturing the opportunities presented by the current robust economic growth in the Macau SAR.

Looking forward, the Bank is confident that the breadth and depth of its card capabilities and expertise, backed by the attractiveness of its product, give the Bank an excellent platform to succeed in this competitive market.

BEA東亞銀行

CORPORATE BANKING

Corporate Lending

The local corporate loan market exhibited stable growth in the first half of 2006, on the back of active corporate refinancing and property lending. The growth of property lending was also fuelled by the financing of various notable real estate investment trusts. Despite the persistently high interest rate base in the first half of 2006, the interest margin for syndicated deals continued to come under pressure due to intense competition. BEA maintained an active presence in the syndicated loan market in the first half of 2006, both as an underwriter and as a participant.

To improve yield return and to broaden its clientele base, BEA has focussed on high quality and return-justified deals for both large and medium to small-sized local enterprises and local subsidiaries of large PRC corporations. The transactions in which BEA has participated include property development and investment projects in Hong Kong and Macau, as well as working capital financing.

Demand for loans was relatively flat in the small to medium-sized business segment. Companies continued to report growth in business turnover, but marginal growth in profitability. This was mainly due to high overhead costs, such as rents (in particular for retail entities), labour, and raw materials. Rising oil prices were also a factor affecting many industries.

BEA has adopted a pro-active approach in expanding its business network with equipment and vehicle dealers. Equipment finance business continued to exhibit stable growth and BEA remained a key player in the taxi lending industry. The overall asset quality of the asset based finance portfolio was maintained at a satisfactory level.

In an effort to cross sell our various loan products, BEA launched the Business Ready Cash loan scheme, which provides unsecured working capital loans to existing small to medium-sized enterprise customers of the Bank.

Securities Lending

The local stock market was very active in the first half of 2006, and the Bank was able to capitalise on strong investor sentiment to achieve an increase of 260% in IPO stagging loan business, when compared with same period last year. Furthermore, BEA provided IPO Receiving Bank services for four IPO projects during the period, including one of the largest IPO issues launched in Hong Kong to date.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

BEA was ranked second by Mercer Human Resource Consulting in its MPF Index for the year ended 31st March, 2006. In addition, six BEA MPF constituent funds were ranked among the top 25% in their respective categories, according to the Hong Kong Investment Funds Association survey for the year ended 31st March, 2006.

Trust Services

In the first half of 2006, Bank of East Asia (Trustees) Limited was appointed as trustee to the BEA Japan Growth Fund, which is a sub-fund under the BEA Investment Series Unit Trust.

WEALTH MANAGEMENT

Structured Products

Interest rates continued to rise during the reporting period. As the yield curve flattened, investors opted for shorter tenors across all asset types, continuing the trend that was established in the second half of last year. With short-term interest rates relatively high, investors' appetites have generally switched from principal protection to capital appreciation. There was an upsurge in interest in structured products linked to equity performance, as investors hoped to reap the benefits of a buoyant equity market.

Retail investors from the Mainland are becoming increasingly sophisticated. The Bank has tapped this market by developing investment products tailor-made for the Mainland market. These have been popular with investors, and such products are expected to become a good and stable source of revenue for the Wealth Management Division in the years ahead.

In the first half of 2006, the Bank radically improved its online equity linked deposit services. Customers are able to subscribe to structured products online while enjoying value-added features such as live dealing at market prices, scenario analysis and online calculator. This service has now been extended to all Cyberbanking customers.

The Bank's dedicated effort in the Linked Deposit business has not gone unnoticed, and the Bank was given the award for Best Deposit-Linked Product in The Asian Banker Excellence in Retail Financial Services Awards 2006.

Mutual Fund Business/Asset Management

The Bank launched the BEA Japan Growth Fund ("the Fund") in February this year. The Fund adopts a feeder fund approach, with the underlying fund managed by AXA Rosenberg Investment Management Asia Pacific Limited. Market response to the Fund has been encouraging, with about HK$450 million raised by the end of June 2006. Responding to the needs of the market, the Bank intends to continue to offer a greater range of funds for different risk appetites and investment preferences, as well as to capitalise on asset management opportunities within China.

East Asia Asset Management Company Ltd (a wholly owned subsidiary of the Bank) recorded steady asset inflows from both retail and institutional sources. Mandatory Provident Fund account assets, which are under the management of the Company, grew by 10% during the first half of 2006. Net profit of the unit rose by 40%, when compared to the first half of 2005.

Bancassurance

To further enhance product variety and to target customers who aim for high savings and a short payment term, the Bank launched two new life insurance products in the first half of 2006, namely the 3-Year Accumulator Savings Insurance and QuickPay Whole Life Insurance. A single premium payment option was also introduced for applicants for QuickPay Whole Life, to allow greater flexibility.

In response to the increasing demand for protection against unforeseen illness, a new hospital income plan has been developed. This was well received by the market. Sales of travel insurance picked up, with an increase of 27% in total premium received during the seasonal holidays when compared to the same period last year.

Blue Cross (Asia-Pacific) Insurance Limited

For the first half of 2006, Blue Cross enjoyed healthy growth in two of its core business lines, medical insurance and travel insurance, with an increase in premium income of 24% and 16%, respectively, over the same period of last year.

Early in the year Blue Cross rolled out a revamped travel insurance plan, TravelSafe Plus, with enhanced benefits. This helped define a new market segment for Blue Cross, targeting travellers who are not satisfied with a basic travel insurance plan.

Growth was aided by the adoption of an adjusted pricing strategy for medical insurance, to cope with the rising healthcare costs in the market.

In early 2006, Blue Cross received the High Flyer Achievement Award – Health Insurer from Hong Kong Business magazine in recognition of its leading position in the medical insurance market. Blue Cross was also recognised as a Caring Company by The Hong Kong Council of Social Service for its commitment in community caring. Blue Cross has also been named The Most Popular Travel Insurance Company two years in a row in a poll of readers of Weekend Weekly, a popular local travel magazine.

Private Banking

The Bank re-launched BEA Private Banking in September 2005, providing a full range of services for managing personal wealth, including active advisory and discretionary portfolio management, treasury and structured products, dealing in global securities and funds, insurance, family trust and estate planning, and a full range of banking services. BEA Private Banking offers an open architecture, sourcing the best ideas and pricing available in the market across a range of investment vehicles. The platform covers both corporate and commercial banking services, enabling clients to manage their company and personal investment requirements under the same roof.

The initial months of 2006 provided customers good opportunities to benefit from the strong equity and commodity markets. Private banking clients also actively participated in new IPO offerings, both through subscription and through placement. Hedging and yield enhancement instruments were actively traded, and proved to be rewarding for many customers.

INVESTMENT BANKING AND SERVICES

East Asia Securities Company Limited – Securities Cybertrading

During the first half of 2006, East Asia Securities benefited from improved local market sentiment and stronger investor confidence.

East Asia Securities is committed to using technology to improve and expand its brokerage service network, and has stepped up efforts to encourage its customers to make increased use of its electronic trading platform. During the period, East Asia Securities successfully launched the eIPO Service and enhanced its Mobile Phone Trading Service.

The Company registered 27% growth in the number of Cybertrading accounts, compared with the corresponding period last year. As of 30th June, 2006, more than 55% of the Company's securities clients had subscribed to Cybertrading. Currently, 53% of trades and 35% of transaction value (expressed as a percentage of total turnover) are executed via the Cybertrading System.

With a view to further enhancing Cybertrading, East Asia Securities plans to launch a new real-time stock quotes service via mobile phones in the third quarter of 2006.

East Asia Futures Limited – Futures Cybertrading

During the first six months of year 2006, East Asia Futures witnessed encouraging growth in its clientele base after implementing the Futures Cybertrading Service, with the number of accounts up 35% compared to the corresponding period last year. As of 30th June, 2006, more than 59% of the Company's clients have subscribed to Futures Cybertrading.

Currently, the volume of transactions executed via the Futures Cybertrading System (expressed as a percentage of total turnover) accounts for some 45% of trades and 40% of transaction value.

CHINA OPERATIONS

The Bank is in the midst of a concerted effort to expand its branch network on the Mainland. Dalian Huafu Sub-branch, Guangzhou Panyu Sub-branch, Xi'an South-gate Sub-branch, and Shanghai Xujiahui Sub-branch were added over the past seven months. At present, BEA has a total of 27 outlets in China, including 11 branches, 10 sub-branches and 6 representative offices. BEA also has branches in Macau, Taipei and Kaohsiung.

BEA has obtained preliminary approval from the China Banking Regulatory Commission ("CBRC") to upgrade its representative office in Qingdao to a full branch. It is expected that Qingdao Branch will open by the end of this year.

BEA was recently granted Qualified Domestic Institutional Investor (QDII) status by CBRC. This allows BEA to offer overseas wealth management services to local residents and enterprises at its branches in China. The Bank anticipates significant growth in its wealth management business as a result.

OVERSEAS OPERATIONS

BEA continues to expand its overseas network, which comprises operations in the United States, Canada, the United Kingdom, the British Virgin Islands, and Southeast Asia. The Bank's overseas units are focused on enhancing service quality and expanding product offerings.

On 19th May, 2006, BEA acquired National American Bank ("NAB"), a commercial bank with three full-service branches serving the Greater San Francisco area. NAB has now been fully integrated into The Bank of East Asia (U.S.A.) N.A ("BEA-USA"). BEA-USA currently operates in three regional markets in the United States, namely the New York region, the Southern California region, and the Northern California region, and has a total of eight retail branches. Two additional branches will open in New York in the second half of 2006.

BEA-USA will continue to identify locations for new branches in the United States to increase its geographical coverage and enlarge its customer base, in particular among the growing population of Chinese immigrants. To complement its expanding branch network, BEA-USA plans to launch Internet Banking in the second half of 2006.

In Canada, The Bank of East Asia (Canada) is expanding its Internet Banking capability with the launch of bill payment services in the third quarter of 2006. The Bank's United Kingdom branches are currently replacing the existing core banking system, with target completion by the end of 2006. The new platform will enable more efficient delivery of new products and services.

CORPORATE SERVICES

The BEA Group, through Group member Tricor Holdings Limited ("Tricor"), is a leading provider of business, corporate and investor services in the region. These services include accounting, company formation, corporate compliance and company secretarial, executive search and selection, IPO and share registration, payroll outsourcing and fund and trust administration.

Tricor posted impressive growth in profit for the first half of the year, mainly as a result of continued business expansion and the synergies obtained from the successful consolidation of its Hong Kong offices into a single location at Three Pacific Place on Hong Kong Island.

Tricor's investor services practice, which already serves the majority of all listed companies in Hong Kong, has benefited from the vibrant IPO activity in the capital markets in Hong Kong during the first half of the year. The Hong Kong office has continued to experience strong demand for its accounting and payroll outsourcing services, and its company secretarial and corporate compliance work, from both private and public companies.

January 2006 saw the welcome addition of the Kuala Lumpur and Penang offices to Tricor's regional operation, underlining Tricor's leading position in the business and increasing the number of its practices in the region to 10. Further, in April 2006, Tricor acquired the business services practices of Ernst & Young in Beijing, Guangzhou, Shanghai and Shenzhen, adding strength to its growing operations on the Mainland.

As the market leader in integrated business, corporate and investor services, Tricor will continue to look for new business opportunities in the region.

MEDICAL SERVICES

Blue Care Medical Centre is a new collaborative effort between BEA and The University of Hong Kong ("HKU"). HKU's Faculty of Medicine provides quality assurance services for Blue Care Medical Centre. Acting in a consultancy role, the Faculty also sets standards for medical practice in the field of family medicine. The Centre provides a wide array of clinical services.

The flagship clinic, located in the heart of Central District, was opened in March 2005. The second clinic, at BEA Tower, Millennium City 5, Kwun Tong, has been in operation since January 2006.

HUMAN RESOURCES

The Bank of East Asia Group employees at 30th June, 2006:

Hong Kong	4,739
Other Greater China	1,682
Overseas	451
Total	6,872

The Bank has further enhanced its Human Resource policies during the first half of the year, focussing on recruitment and selection, compensation and benefits, promotion and upgrading; and last but not least, training and development.

The Bank has established a new staff grading system with the assistance of an external consultant. Pay adjustments granted in this year's salary review exercise were performance-related, aimed at rewarding those staff members who contribute most to the Bank's growth and development. To meet the demands of the business environment and create more rewarding career opportunities for Bank employees, new training programmes have instituted. In particular, significantly greater focus is being placed on developing managerial talent and expertise.

The Bank has expended its support to the Staff Sports Recreation Club, which organizes a range of staff activities related to physical fitness and social gatherings.

FUTURE PROSPECTS

In the first half of 2006, BEA continued its growth strategy. The Bank was able to weather the challenges arising from the rising interest rate trend and at the same time to leverage on business opportunities arising from the pick up in local lending and the strong growth in loan demand in Mainland China. In the second half of the year, loan demand and business opportunities are expected to remain buoyant as a result of strong business sentiment.

In the years ahead, BEA will continue to enhance its products and services and develop alternative revenue streams. Wealth management business, including private banking and structured products, will remain a core business development focus in the near future. Furthermore, BEA will continue to enhance the market leading corporate services and share registration services of Tricor and the insurance businesses of Blue Cross. The Bank will also continue to identify potential opportunities for acquisitions and strategic alliances, both locally and in overseas markets.

BEA has enjoyed satisfactory growth in its overseas markets, particularly in the United States, Canada, and Southeast Asia. BEA will continue to broaden and enhance its businesses in China to capture the opportunities arising from the changing regulatory and operating environment on the Mainland. BEA aims to provide high quality, innovative products and further extend its retail network to maintain its leading position in China.

Enhancing operational efficiency will continue to be a primary focus of the Bank. Following the centralisation of back office functions to Millennium City 5 in Kwun Tong, BEA will continue to realise the associated synergies in the coming years. The identification and relocation of appropriate operating functions to the Mainland will remain a core focus over the next year. In addition, BEA will continue to enhance its systems, risk management and corporate governance to ensure that the Group's products and services meet the highest standards and are offered to customers in a professional, timely and reliable manner.

DEALING IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the six months ended 30th June, 2006.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

Being the largest independent local bank in Hong Kong, the Bank is committed to meeting the highest corporate governance standards. The Board considers such commitment essential in balancing the interests of shareholders, customers and employees; and in upholding accountability and transparency.

BEA has complied with all the Code Provisions set out in Appendix 14 Code on Corporate Governance Practices of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the accounting period for the six months ended 30th June, 2006, except for the following deviations:

Code Provision A.2.1

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Dr. The Hon. Sir David Li Kwok-po is the Chairman and Chief Executive of the Bank. The Board considers that this structore will not impair the balance of power and authority between the Board and the Management of the Bank. The balance of power and authority is ensured by the operations of the Board, which comprises experienced and high calibre individuals and meets regularly every two months to discuss issues affecting operations of the Bank. There is a strong independence element in the composition of the Board. Out of the 17 Board members, seven are Independent Non-executive Directors. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Bank to make and implement decisions promptly and efficiently. The Board has full confidence in Sir David, and believes that his appointment to the posts of Chairman and Chief Executive is beneficial to the business prospects and management of the Bank.

Code Provision A.4.1 and A.4.2

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election.

Code Provision A.4.2 stipulates that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

At the Annual General Meeting of the Bank held on 7th April, 2006, a special resolution was passed to amend the relevant Articles of Association of the Bank which provide that every Director appointed by the Board during the year shall retire at the next general meeting; every Director shall be subject to retirement at least once every three years.

Code Provisions A.4.1 and A.4.2 have been fully complied with since 7th April, 2006.

COMPLIANCE WITH MODEL CODE

The Bank has established its own code for securities transactions by Directors and Chief Executive, i.e. Policy on Insider Trading – Directors and Chief Executive ("Own Code"), on terms no less exacting than the required standard set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") of the Listing Rules.

Having made specific enquiry of all Directors of the Bank, during the six months ended 30th June, 2006, Directors of the Bank have complied with the required standard set out in the Own Code and in the Model Code.

The Bank has also established a Policy on Insider Trading – Group Personnel to be observed by the employees of the Bank or directors or employees of the Bank's subsidiaries, in respect of their dealings in the securities of the Bank.

By order of the Board
David Li Kwok-po
Chairman & Chief Executive

Hong Kong, 4th August, 2006.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo; Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

BEA 東亞銀行

The Bank of East Asia, Limited

Interim Report 2006
(Stock Code: 23)



<u>CONTENTS</u>

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

Interim Report 2006

INTERIM RESULTS

The Directors of The Bank of East Asia, Limited ("BEA") are pleased to announce the unaudited results[1] of the Bank and its subsidiaries (the "Group") for the six months ended 30th June, 2006. The interim financial report is prepared on a basis consistent with the accounting policies and methods adopted in the 2005 audited accounts. The interim financial report is unaudited, but has been reviewed by KPMG, in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). KPMG's independent review report to the Board of Directors is included on page 26.

A. Consolidated Profit and Loss Account

	6 months ended 30/6/2006	6 months ended 30/6/2005 Restated	6 months ended 31/12/2005
	HK$'000	HK$'000	HK$'000
Interest income	5,900,286	3,047,295	4,759,239
Interest expense	(3,591,983)	(1,378,704)	(2,667,572)
Net interest income	2,308,303	1,668,591	2,091,667
Fee and commission income	902,888	770,975	827,025
Fee and commission expense	(127,335)	(107,948)	(121,948)
Net fee and commission	775,553	663,027	705,077
Net trading profits	73,987	250,379	325,645
Net result from financial instruments designated at fair value through profit or loss	232,893	12,768	(55,314)
Other operating income	153,772	158,670	132,028
Operating income	3,544,508	2,753,435	3,199,103
Operating expenses	(1,636,734)	(1,410,489)	(1,577,558)
Operating profit before impairment losses	1,907,774	1,342,946	1,621,545
(Charge)/Write back of impairment losses on loans and advances	(154,668)	24,314	(165,799)
Write back/(Charge) of impairment losses on held-to-maturity investments	12,828	(11,902)	(21,328)
(Charge)/Write back of impairment losses on available-for-sale financial assets	—	(326)	1
Impairment losses on goodwill	(23,698)	—	—
Write back/(Charge) of impairment losses on associates	3,779	3,903	(10,741)
Write back/(Charge) of impairment loss on bank premises	10,915	(953)	(209,187)
Impairment losses	(150,844)	15,036	(407,054)
	1,756,930	1,357,982	1,214,491
Net loss on sale of held-to-maturity investments	(444)	(630)	—
Net profit on sale of available-for-sale financial assets	3,390	6,604	379
Net profit on sale of subsidiaries/associates	1,330	607	17
Net (loss)/profit on sale of fixed assets	(3,964)	35,260	330,181
Valuation gains on investment properties	40,478	—	234,221
Share of profits less losses of associates	47,754	(2,762)	36,493
Profit for the period before taxation	1,845,474	1,397,061	1,815,782
Income tax			
Current tax[2]			
— Hong Kong	(175,971)	(169,393)	(90,447)
— Overseas	(99,603)	(59,377)	(51,658)
Deferred tax	21,552	34,541	(90,528)
Profit for the period after taxation	1,591,452	1,202,832	1,583,149
Attributable to:			
Equity holders of the Group	1,565,334	1,182,965	1,565,760
Minority interests	26,118	19,867	17,389
Profit after taxation	1,591,452	1,202,832	1,583,149
Profit for the Bank	1,317,809	1,117,827	1,497,724
Proposed dividends	661,067	495,997	1,404,514

	6 months ended 30/6/2006	6 months ended 30/6/2005 Restated	6 months ended 31/12/2005
	HK$	HK$	HK$
Per share			
— Basic earnings[3]	1.03	0.79	1.04
— Diluted earnings[3]	1.02	0.79	1.04
— Dividends	0.43	0.33	0.93

B. Consolidated Balance Sheet

	30/6/2006	30/6/2005 Restated	31/12/2005
	HK$'000	HK$'000	HK$'000
ASSETS			
Cash and balances with banks and other financial institutions	4,656,612	4,335,387	4,525,587
Placements with banks and other financial institutions	60,104,309	30,730,889	45,347,255
Trade bills	515,862	1,597,825	612,587
Trading assets	2,780,100	2,430,205	3,245,579
Financial assets designated at fair value through profit or loss	8,393,781	10,228,709	10,157,707
Advances to customers and other accounts	155,363,188	133,979,107	144,836,789
Available-for-sale financial assets	9,722,885	7,467,976	8,399,121
Held-to-maturity investments	12,733,752	12,962,924	13,016,959
Investments in associates	921,424	753,998	768,580
Fixed assets	5,515,085	5,275,474	5,355,899
— Investment properties	949,146	508,155	950,586
— Other property and equipment	4,565,939	4,767,319	4,405,313
Goodwill	2,583,500	2,455,056	2,494,950
Deferred tax assets	47,034	73,811	38,469
Total Assets	263,337,532	212,291,361	238,799,482
EQUITY AND LIABILITIES			
Deposits and balances of banks and other financial institutions	19,490,905	11,561,199	13,785,419
Deposits from customers	192,727,638	160,461,840	175,894,925
— Demand deposits and current accounts	12,328,246	11,883,561	10,864,801
— Savings deposit	38,526,992	39,043,427	35,497,574
— Time, call and notice deposits	141,872,400	109,534,852	129,532,550
Trading liabilities	1,567,047	1,511,171	1,936,999
Certificates of deposit issued	9,043,977	6,519,136	6,431,391
— At fair value through profit or loss	2,707,710	2,823,480	3,047,652
— At amortised cost	6,336,267	3,695,656	3,383,739
Current taxation	388,413	303,372	261,695
Deferred tax liabilities	466,015	678,241	627,485
Other accounts and provisions	6,111,510	4,189,855	6,908,260
Loan capital	8,026,326	4,360,609	8,548,780
— At fair value through profit or loss	4,149,058	4,360,609	8,548,780
— At amortised cost	3,877,268	—	—
Total Liabilities	237,821,831	189,585,423	214,394,954
Share capital	3,843,413	3,757,553	3,775,575
Reserves	21,372,893	18,759,472	20,421,790
Total equity attributable to equity holders of the Group	25,216,306	22,517,025	24,197,365
Minority interests	299,395	188,913	207,163
Total Equity	25,515,701	22,705,938	24,404,528
Total Equity and Liabilities	263,337,532	212,291,361	238,799,482

C. Consolidated Summary Statement of Changes in Equity

	6 months ended 30/6/2006	6 months ended 30/6/2005
	HK$'000	HK$'000
Total equity as at 1st January	24,404,528	22,454,582
Net income recognised directly in equity		
(Recognition)/release of net deferred tax liabilities in		
— Revaluation reserve on bank premises	(1,148)	2,530
— Investment revaluation reserve on available-for-sale financial assets	(52,457)	—
Revaluation surplus on bank premises transferred to Investment properties	10,102	—
Capital reserve on share-based transactions	11,703	17,361
Reversal upon disposal of available-for-sale financial assets	2,076	—
Changes in fair value of available-for-sale financial assets	184,153	(9,548)
Exchange and other adjustments	57,279	895
	211,708	11,238
Net profit for the period		
Attributable to:		
Equity holders of the Group	1,565,334	1,182,965
Minority interests	26,118	19,867
	1,591,452	1,202,832
Total recognised income and expenses for the period (of which HK$26,118,000 (six months ended 30th June 2005: HK$19,867,000) is attributable to minority interests)	1,803,160	1,214,070
Dividends paid during the period	(1,410,856)	(1,195,300)
Movements in shareholders' equity arising from capital transactions with equity holders of the Group:		
Shares issued under Staff Share Option Schemes	281,350	49,459
Shares issued in lieu of dividends	371,906	179,760
Capital fee	(132)	(42)
	653,124	229,177
Movements in minority interests		
Acquisition of subsidiaries	2,698	—
Decrease in shareholding	—	3,409
Share of revaluation surplus of available-for-sale financial assets	63,047	—
	65,745	3,409
Balance as at 30th June	25,515,701	22,705,938

D. Condensed Consolidated Cash Flow Statement

	6 months ended 30/6/2006	6 months ended 30/6/2005
	HK$'000	HK$'000
Cash generated from/(used in) operations	13,785,812	(8,739,522)
Tax paid	(154,741)	(100,749)
Net cash generated from/(used in) operating activities	13,631,071	(8,840,271)
Net cash (used in)/generated from investing activities	(1,796,063)	321,057
Net cash generated from financing activities	999,295	1,114,381
Net increase/(decrease) in cash and cash equivalents	12,834,303	(7,404,833)
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	52,283,962	41,204,335
CASH AND CASH EQUIVALENTS AT 30TH JUNE	65,118,265	33,799,502
Cash flows from operating activities included:		
Interest received	6,473,155	3,784,245
Interest paid	4,098,870	1,425,819

Notes:

(1) The financial information set out in this interim report does not constitute the Group's statutory accounts for the year ended 31st December, 2005 but there is no material change as compared to those accounts, nor for the six months ended 30th June, 2006. The statutory accounts for the year ended 31st December, 2005 are available from the Bank's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 10th February, 2006.

(2) The provision for Hong Kong profits tax is calculated at 17.5% of the estimated assessable profits for the six months ended 30th June, 2006. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

(3) (a) The calculation of basic earnings per share is based on earnings of HK$1,565,334,000 (six months ended 30th June, 2005: HK$1,182,965,000) and on the weighted average of 1,523,266,272 (six months ended 30th June, 2005: 1,497,491,867) ordinary shares outstanding during the six months ended 30th June, 2006.

(b) The calculation of diluted earnings per share is based on earnings of HK$1,565,334,000 (six months ended 30th June, 2005: HK$1,182,965,000) and on 1,531,440,619 (six months ended 30th June, 2005: 1,501,798,518) ordinary shares, being weighted average number of ordinary shares outstanding during the six months ended 30th June, 2006, adjusted for the effects of all dilutive potential shares.

(4) Certain comparative figures as at and for the six months ended 30th June, 2005 are restated to conform to the current period's presentation and that used for the year ended 31st December, 2005. In the profit and loss account, interest income, interest expense and dividend income arising from trading assets and trading liabilities, if applicable, has been reclassified from "Interest income", "Interest expense" and "Other operating income" respectively to "Net trading profits". Similar income and expenses arising from financial instruments designated at fair value through profit or loss has been reclassified from the relevant captions to "Net result from financial instruments designated at fair value through profit or loss". In the balance sheet, treasury bills (including Exchange Fund Bills) and certificates of deposit held have been included in the applicable categories of financial instruments under HKAS39. Placements with banks and other financial institutions maturing within one month have been included in placements with banks and other financial institutions.

E. Fee and Commission Income

Fee and commission income arises from the following services:

	6 months ended 30/6/2006	6 months ended 30/6/2005	6 months ended 31/12/2005
	HK$'000	HK$'000	HK$'000
Corporate services	292,760	225,474	251,947
Loans, overdrafts and guarantees	132,766	150,579	144,767
Credit cards	139,518	107,246	128,784
Other retail banking services	71,765	78,051	56,659
Trade finance	54,220	51,414	51,044
Securities and asset management	127,067	88,900	103,385
Others	84,792	69,311	90,439
Total fee and commission income	902,888	770,975	827,025

F. Net Trading Profits

	6 months ended 30/6/2006	6 months ended 30/6/2005	6 months ended 31/12/2005
	HK$'000	HK$'000	HK$'000
Profit on dealing in foreign currencies	77,702	152,553	141,289
Profit/(loss) on trading securities	125,842	(3,821)	110,028
(Loss)/profit on other dealing activities	(138,382)	14,343	7,779
Interest income on trading assets			
— listed	834	403	821
— unlisted	24,598	7,246	17,980
Interest income on interest rate swaps	293,135	214,560	291,130
Interest expense on interest rate swaps	(316,163)	(140,600)	(248,655)
Dividend income from listed trading securities	6,421	5,695	5,273
Total net trading profits	73,987	250,379	325,645

G. Net Result From Financial Instruments Designated At Fair Value Through Profit or Loss

	6 months ended 30/6/2006	6 months ended 30/6/2005	6 months ended 31/12/2005
	HK$'000	HK$'000	HK$'000
Net gains	175,275	47,173	79,307
Interest income			
— listed	72,943	71,278	97,485
— unlisted	179,908	99,535	142,088
Interest expense	(195,336)	(205,369)	(374,388)
Dividend income from listed securities	103	151	194
	232,893	12,768	(55,314)

H. Other Operating Income

	6 months ended 30/6/2006	6 months ended 30/6/2005	6 months ended 31/12/2005
	HK$'000	HK$'000	HK$'000
Dividend income from available-for-sale financial assets			
— listed	6,970	4,531	3,851
— unlisted	5,726	15,178	10,593
Rental from safe deposit boxes	42,983	42,830	42,439
Net revenue from insurance activities	61,634	47,598	41,161
Rental income on properties	26,049	23,096	20,098
Others	10,410	25,437	13,886
Total other operating income	153,772	158,670	132,028

I. Operating Expenses

	6 months ended 30/6/2006	6 months ended 30/6/2005	6 months ended 31/12/2005
	HK$'000	HK$'000	HK$'000
Contributions to defined contribution plan	60,556	52,808	54,564
Equity-settled share-based payment expenses	11,703	17,361	12,435
Salary and other staff costs	799,776	705,118	756,182
Total staff costs	872,035	775,287	823,181
Premises and equipment expenses excluding depreciation			
— Rental of premises	95,644	78,912	85,646
— Maintenance, repairs and others	139,105	119,255	124,394
Total premises and equipment expenses excluding depreciation	234,749	198,167	210,040
Depreciation on fixed assets	143,752	119,795	138,768
Other operating expenses			
— Communications, stationery and printing	90,442	85,784	89,350
— Legal and professional fees	62,491	57,405	54,711
— Advertising expenses	61,994	37,461	87,501
— Business promotions and business travel	30,070	23,313	25,413
— Card related expenses	24,676	35,556	21,796
— Stamp duty, overseas and PRC* business taxes, and value added taxes	40,974	22,493	30,389
— Insurance expenses	5,456	6,597	6,872
— Debt securities issue expenses	2,995	3,680	11,144
— Bank charges	1,560	2,135	1,802
— Administration expenses of secretarial business	8,379	5,396	6,934
— Membership fees	2,895	2,805	2,494
— Bank licence	2,532	776	2,306
— Donations	14,968	2,471	5,965
— Others	36,766	31,368	58,892
Total other operating expenses	386,198	317,240	405,569
Total operating expenses	1,636,734	1,410,489	1,577,558

* *PRC denotes the People's Republic of China.*

J. Trading Assets

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Treasury bills (including Exchange Fund Bills)	793,407	995,764	1,494,650
Debt securities	161,326	182,016	165,683
Equity shares	765,582	356,199	601,139
Trust fund	256,394	245,736	245,682
Trading securities	1,976,709	1,779,715	2,507,154
Positive fair value of derivatives	803,391	650,490	738,425
	2,780,100	2,430,205	3,245,579
Issued by:			
Central governments and central banks	793,407	1,003,367	1,494,650
Public sector entities	162,233	174,412	165,684
Banks and other financial institutions	363,654	275,452	435,494
Corporate entities	643,809	326,484	411,326
Other entities	13,606	—	—
	1,976,709	1,779,715	2,507,154
By place of listing:			
Listed in Hong Kong	620,397	290,796	494,508
Listed outside Hong Kong	191,886	107,019	144,233
	812,283	397,815	638,741
Unlisted	1,164,426	1,381,900	1,868,413
	1,976,709	1,779,715	2,507,154

K. Financial Assets Designated at Fair Value through Profit or Loss

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Certificates of deposit held	94,795	48,725	94,290
Debt securities	8,286,599	10,170,325	10,053,081
Equity shares	12,387	9,659	10,336
	8,393,781	10,228,709	10,157,707
Issued by:			
Central governments and central banks	—	48,251	46,409
Public sector entities	168,526	176,966	172,022
Banks and other financial institutions	1,027,038	1,677,403	1,264,079
Corporate entities	7,190,375	8,319,190	8,668,041
Other entities	7,842	6,899	7,156
	8,393,781	10,228,709	10,157,707
By place of listing:			
Listed in Hong Kong	1,045,040	2,419,277	1,773,428
Listed outside Hong Kong	1,427,865	2,712,928	1,931,168
	2,472,905	5,132,205	3,704,596
Unlisted	5,920,876	5,096,504	6,453,111
	8,393,781	10,228,709	10,157,707

L. Advances to Customers and Other Accounts

(a) *Advances to Customers and Other Accounts*

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
(i) Advances to customers	149,083,749	128,418,266	138,743,747
Less: Impairment allowances			
— Individual	(217,838)	(328,920)	(295,575)
— Collective	(431,926)	(455,474)	(478,995)
	148,433,985	127,633,872	137,969,177
(ii) Other Accounts			
Advances to banks and other financial institutions	2,682,616	2,319,294	2,424,120
Notes and bonds	359,209	284,429	387,934
Certificates of deposit held	38,834	38,858	38,775
Accrued interest	984,115	710,704	985,567
Other accounts	2,900,536	3,037,971	3,069,729
	6,965,310	6,391,256	6,906,125
Less: Impairment allowances			
— Individual	(26,660)	(33,858)	(28,570)
— Collective	(9,447)	(12,163)	(9,943)
	6,929,203	6,345,235	6,867,612
	155,363,188	133,979,107	144,836,789

(b) *Advances to customers — by industry sectors*

The analysis of gross advances to customers by industry sector is based on the categories and definitions used by the Hong Kong Monetary Authority.

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Loans for use in Hong Kong			
Industrial, commercial and financial			
— Property development	5,796,535	4,779,394	5,870,869
— Property investment	20,423,067	16,433,678	19,316,009
— Financial concerns	2,190,722	1,485,892	1,867,677
— Stockbrokers	294,588	176,836	204,725
— Wholesale and retail trade	1,366,526	1,683,867	1,399,776
— Manufacturing	1,813,602	1,859,708	1,744,187
— Transport and transport equipment	3,875,311	4,198,215	4,132,657
— Others	6,415,811	5,742,204	6,294,634
— Sub-total	42,176,162	36,359,794	40,830,534
Individuals			
— Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	1,218,014	1,422,812	1,320,946
— Loans for the purchase of other residential properties	36,409,009	37,991,408	37,188,222
— Credit card advances	1,763,962	1,371,012	1,769,653
— Others	3,946,951	3,600,915	3,571,901
— Sub-total	43,337,936	44,386,147	43,850,722
Total loans for use in Hong Kong	85,514,098	80,745,941	84,681,256
Trade finance	3,639,770	4,175,030	3,753,789
Loans for use outside Hong Kong	59,929,881	43,497,295	50,308,702
Total advances to customers	149,083,749	128,418,266	138,743,747

N. Held-to-maturity Investments

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Treasury bills (including Exchange Fund Bills)	45,412	45,110	45,193
Certificates of deposit held	1,409,223	1,384,499	1,324,571
Debt securities	11,279,117	11,545,355	11,678,082
	12,733,752	12,974,964	13,047,846
Less: Impairment allowance — individually assessed	—	(12,040)	(30,887)
	12,733,752	12,962,924	13,016,959
Issued by:			
Central governments and central banks	7,687,075	7,790,363	7,728,378
Public sector entities	799,699	871,459	720,820
Banks and other financial institutions	3,193,700	3,190,014	3,329,907
Corporate entities	1,053,278	1,111,088	1,215,681
Other entities	—	—	22,173
	12,733,752	12,962,924	13,016,959
By place of listing:			
Listed in Hong Kong	58,087	45,187	55,487
Listed outside Hong Kong	1,968,347	1,633,133	1,957,404
	2,026,434	1,678,320	2,012,891
Unlisted	10,707,318	11,284,604	11,004,068
	12,733,752	12,962,924	13,016,959
Market value:			
Listed securities	1,984,421	1,704,541	2,003,701
Unlisted securities	10,441,192	11,215,986	10,828,860
	12,425,613	12,920,527	12,832,561

O. Segment Reporting

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Personal financial services includes branch operations, personal Internet banking, consumer finance, property loans, credit card business and private banking to personal customers.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, community lending, securities lending, trust services, mandatory provident fund business and corporate Internet banking.

Investment banking business includes treasury operations, securities broking and dealing, and provision of internet security trading services.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business and property-related business.

(c) *Impaired advances to customers*

	30/6/2006		30/6/2005		31/12/2005	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
Gross impaired advances to customers	1,337,250	0.90	1,689,007	1.32	1,434,979	1.03
Individual impairment loss allowances	217,838		328,920		295,575	

Impaired loans and advances are individually assessed loans with objective evidence of impairment on an individual basis.

There were no impaired advances to banks and other financial institutions as at 30th June, 2006, 30th June, 2005 and 31st December, 2005; nor were there any individual impairment allowances made for them on these three respective dates.

M. Available-For-Sale Financial Assets

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Treasury bills (including Exchange Fund Bills)	2,783,033	2,681,454	3,083,677
Certificates of deposit held	1,159,918	1,142,974	1,114,810
Debt securities	2,832,129	2,887,326	2,956,664
Equity shares	2,691,756	583,301	1,028,231
Trust fund	256,049	172,921	215,739
	9,722,885	7,467,976	8,399,121
Issued by:			
Central governments and central banks	3,722,100	4,056,327	4,407,841
Public sector entities	388,716	463,469	472,573
Banks and other financial institutions	3,768,049	1,594,859	1,911,991
Corporate entities	1,587,953	1,180,381	1,390,960
Other entities	256,067	172,940	215,756
	9,722,885	7,467,976	8,399,121
By place of listing:			
Listed in Hong Kong	1,330,268	263,647	379,450
Listed outside Hong Kong	1,641,859	1,307,879	1,592,390
	2,972,127	1,571,526	1,971,840
Unlisted	6,750,758	5,896,450	6,427,281
	9,722,885	7,467,976	8,399,121

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

	6 months ended 30/6/2006							
	Personal Financial Services	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	1,176,277	1,269,941	(141,111)	208	3,556	(568)	—	2,308,303
Other operating income from external customers	240,980	207,672	406,138	292,774	80,732	7,909	—	1,236,205
Inter-segment income	—	—	—	—	—	71,752	(71,752)	—
Total operating income	1,417,257	1,477,613	265,027	292,982	84,288	79,093	(71,752)	3,544,508
Operating expenses	(734,253)	(385,641)	(164,872)	(171,147)	(74,449)	(106,372)	—	(1,636,734)
Inter-segment expenses	(58,429)	(7,583)	(2,893)	—	(391)	(2,456)	71,752	—
Operating profit/(loss) before impairment losses	624,575	1,084,389	97,262	121,835	9,448	(29,735)	—	1,907,774
Impairment losses on loans and advances	10,004	(164,923)	1,238	(232)	(755)	—	—	(154,668)
Impairment losses on goodwill	—	—	—	—	(23,698)	—	—	(23,698)
Impairment loss on bank premises	—	—	—	—	—	10,915	—	10,915
Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	—	3,779	12,828	—	—	—	—	16,607
	634,579	923,245	111,328	121,603	(15,005)	(18,820)	—	1,756,930
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	—	—	2,945	—	1,308	(3,941)	—	312
Revaluation surplus on investment properties	—	—	—	—	40,478	—	—	40,478
Share of profits less losses of associates	1,068	10,221	3,311	—	34,098	(944)	—	47,754
Profit/(loss) before taxation	635,647	933,466	117,584	121,603	60,879	(23,705)	—	1,845,474
Income tax	(88,527)	(128,814)	(15,953)	(16,969)	(3,759)	—	—	(254,022)
Profit/(loss) for the period after taxation	547,120	804,652	101,631	104,634	57,120	(23,705)	—	1,591,452
Attributable to:								
Equity holders of the Group	547,120	804,652	101,628	77,795	57,844	(23,705)	—	1,565,334
Minority interests	—	—	3	26,839	(724)	—	—	26,118
Profit/(loss) for the period after taxation	547,120	804,652	101,631	104,634	57,120	(23,705)	—	1,591,452
Depreciation for the period	(54,737)	(26,920)	(10,697)	(6,327)	(3,517)	(41,554)	—	(143,752)

	6 months ended 30/6/2005 (restated)							
	Personal Financial Services	Corporate Banking	Investment Banking	Corporate Services	Others	Unallocated	Inter-segment elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Net interest income	719,904	827,873	124,284	49	(3,848)	329	—	1,668,591
Other operating income from external customers	243,100	100,683	431,020	227,221	73,054	9,766	—	1,084,844
Inter-segment income	—	—	—	—	—	61,329	(61,329)	—
Total operating income	963,004	928,556	555,304	227,270	69,206	71,424	(61,329)	2,753,435
Operating expenses	(650,896)	(324,465)	(147,273)	(122,896)	(73,961)	(90,998)	—	(1,410,489)
Inter-segment expenses	(50,745)	(5,970)	(2,471)	—	(124)	(2,019)	61,329	—
Operating profit/(loss) before impairment losses	261,363	598,121	405,560	104,374	(4,879)	(21,593)	—	1,342,946
Impairment losses on loans and advances	39,761	(19,953)	2,154	(2,791)	5,143	—	—	24,314
Impairment loss on bank premises	—	—	—	—	—	(953)	—	(953)
Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	—	3,934	(12,228)	—	—	(31)	—	(8,325)
	301,124	582,102	395,486	101,583	264	(22,577)	—	1,357,982
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	—	—	5,974	—	592	35,275	—	41,841
Share of profits less losses of associates	313	12,839	(8,922)	—	(8,575)	1,583	—	(2,762)
Profit/(loss) before taxation	301,437	594,941	392,538	101,583	(7,719)	14,281	—	1,397,061
Income tax	(42,167)	(81,518)	(56,210)	(14,217)	(117)	—	—	(194,229)
Profit/(loss) for the period after taxation	259,270	513,423	336,328	87,366	(7,836)	14,281	—	1,202,832
Attributable to:								
Equity holders of the Group	259,270	513,423	336,328	67,405	(7,742)	14,281	—	1,182,965
Minority interests	—	—	—	19,961	(94)	—	—	19,867
Profit/(loss) for the period after taxation	259,270	513,423	336,328	87,366	(7,836)	14,281	—	1,202,832
Depreciation for the period	(45,731)	(23,990)	(10,712)	(3,767)	(1,660)	(33,935)	—	(119,795)

P. Analysis of Assets and Liabilities by Remaining Maturity

	30/6/2006						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated or overdue	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets							
Cash and balances with banks and other financial institutions	4,656,612	—	—	—	—	—	4,656,612
Placements with banks and other financial institutions	235,334	58,457,304	1,411,671	—	—	—	60,104,309
Trade bills	35,093	444,218	26,396	—	—	10,155	515,862
Trading assets	—	597,084	196,322	128,232	33,094	1,825,368	2,780,100
Financial assets designated at fair value through profit or loss	—	359,538	700,548	7,258,926	63,313	11,456	8,393,781
Advances to customers and other accounts	4,192,480	23,122,980	18,442,725	51,591,669	51,832,450	6,180,884	155,363,188
Available-for-sale financial assets	—	3,060,624	923,732	2,912,358	718,256	2,107,915	9,722,885
Held-to-maturity investments	—	1,427,209	2,847,936	7,070,395	1,388,212	—	12,733,752
Undated assets	—	—	—	—	—	9,067,043	9,067,043
Total assets	9,119,519	87,468,957	24,549,330	68,961,580	54,035,325	19,202,821	263,337,532
Liabilities							
Deposits and balances of banks and other financial institutions	725,792	7,617,716	8,900,893	2,143,331	103,173	—	19,490,905
Deposits from customers	51,298,352	127,848,616	8,951,257	4,629,413	—	—	192,727,638
— Demand deposits and current accounts	12,328,246	—	—	—	—	—	12,328,246
— Savings deposit	38,526,992	—	—	—	—	—	38,526,992
— Time, call and notice deposits	443,114	127,848,616	8,951,257	4,629,413	—	—	141,872,400
Trading liabilities	—	697,009	—	32,789	286	836,963	1,567,047
Certificates of deposit issued	—	1,125,366	4,633,077	3,285,534	—	—	9,043,977
Current taxation	—	—	388,413	—	—	—	388,413
Loan capital	—	—	—	3,877,268	4,149,058	—	8,026,326
Undated liabilities	—	—	—	—	—	6,577,525	6,577,525
Total liabilities	52,024,144	137,288,707	22,873,640	13,968,335	4,252,517	7,414,488	237,821,831
Net liability gap	(42,904,625)	(49,819,750)	1,675,690	54,993,245	49,782,808		

	31/12/2005						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated or overdue	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Assets							
Cash and balances with banks and other financial institutions	4,525,587	—	—	—	—	—	4,525,587
Placements with banks and other financial institutions	—	43,654,951	1,692,304	—	—	—	45,347,255
Trade bills	6,766	552,530	53,291	—	—	—	612,587
Trading assets	—	1,494,650	—	128,082	37,602	1,585,245	3,245,579
Financial assets designated at fair value through profit or loss	—	316,897	1,790,375	7,723,154	316,945	10,336	10,157,707
Advances to customers and other accounts	4,410,325	20,171,366	18,902,982	47,009,838	48,038,008	6,304,270	144,836,789
Available-for-sale financial assets	—	3,349,857	922,242	2,035,688	838,085	1,253,249	8,399,121
Held-to-maturity investments	—	1,367,038	3,303,891	6,827,973	1,488,166	29,891	13,016,959
Undated assets	—	—	—	—	—	8,657,898	8,657,898
Total assets	8,942,678	70,907,289	26,665,085	63,724,735	50,718,806	17,840,889	238,799,482
Liabilities							
Deposits and balances of banks and other financial institutions	1,368,095	6,787,961	5,258,857	274,411	96,095	—	13,785,419
Deposits from customers	47,711,252	115,613,139	8,065,248	4,505,286	—	—	175,894,925
— Demand deposits and current accounts	10,864,801	—	—	—	—	—	10,864,801
— Savings deposit	35,497,574	—	—	—	—	—	35,497,574
— Time, call and notice deposits	1,348,877	115,613,139	8,065,248	4,505,286	—	—	129,532,550
Trading liabilities	1,229,881	—	—	—	—	707,118	1,936,999
Certificates of deposit issued	—	1,497,709	1,999,760	2,933,922	—	—	6,431,391
Current taxation	—	—	261,695	—	—	—	261,695
Loan capital	—	—	—	—	8,548,780	—	8,548,780
Undated liabilities	—	—	—	—	—	7,535,745	7,535,745
Total liabilities	50,309,228	123,898,809	15,585,560	7,713,619	8,644,875	8,242,863	214,394,954
Net liability gap	(41,366,550)	(52,991,520)	11,079,525	56,011,116	42,073,931		

Q. Deferred Tax Assets and Liabilities Recognised

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the period are as follows:

Deferred tax arising from:	Depreciation allowances in excess of related depreciation	Leasing partnership transactions	Revaluation of properties	Impairment losses on financial assets	Revaluation of AFS securities	Tax losses	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January, 2006	296,226	211,553	154,399	(49,124)	—	(25,512)	1,474	589,016
Write off against investment	—	(206,875)	—	—	—	—	—	(206,875)
Other movements	—	—	—	—	—	7,726	63	7,789
Charged/(credited) to consolidated profit and loss account	(14,887)	(4,678)	—	(6,215)	—	2,508	1,720	(21,552)
Debited to reserves	—	—	1,148	—	52,457	—	—	53,605
Additions through acquisition of subsidiary	44	—	—	—	—	—	(1,540)	(1,496)
Exchange and other adjustments	(93)	—	—	(183)	—	(1,223)	(7)	(1,506)
At 30th June, 2006	281,290	—	155,547	(55,522)	52,457	(16,501)	1,710	418,981
At 1st January, 2005	315,211	382,210	192,217	(78,394)	—	(73,277)	1,653	739,620
Write off against investment	—	(167,276)	—	—	—	—	—	(167,276)
Charged/(credited) to consolidated profit and loss account	(18,884)	(3,381)	—	29,109	—	44,510	4,633	55,987
Credited to reserves	—	—	(37,818)	—	—	—	—	(37,818)
Exchange and other adjustments	(101)	—	—	161	—	3,255	(4,812)	(1,497)
At 31st December, 2005	296,226	211,553	154,399	(49,124)	—	(25,512)	1,474	589,016

R. Reserves

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Share premium	896,985	653,049	656,429
General reserve	13,016,472	12,286,962	12,643,214
Revaluation reserve on bank premises	786,534	948,099	778,933
Investment revaluation reserve	491,827	255,914	358,729
Exchange revaluation reserve	113,253	29,852	78,568
Other reserves	163,255	167,282	156,228
Retained profits*	5,904,567	4,418,314	5,749,689
Total	21,372,893	18,759,472	20,421,790
Proposed dividends, not provided for	661,067	495,997	1,404,514

* *The Group complies with Hong Kong Monetary Authority's requirement to maintain minimum impairment allowances in excess of those required under Hong Kong Accounting Standards. As at 30th June, 2006, HK$506,000,000 (30/6/2005: HK$362,000,000) was included in the retained profits in this respect which was distributable to equity holders of the Group subject to consultation with the Hong Kong Monetary Authority.*

S. Consolidated Cash Flow Statement

(a) *Purchase of subsidiaries*

	30/6/2006	30/6/2005
	HK$'000	HK$'000
Cash and balances with banks and other financial institutions	131,375	—
Advances and other accounts less provisions	583,552	1,196
Deferred tax assets	1,540	—
Fixed assets	2,370	1,626
Goodwill	25	—
Deposit and bank balances	(777)	—
Deposit of customers	(495,443)	—
Deferred tax liabilities	(44)	—
Other accounts and provisions	(125,523)	(879)
Minority interest	(2,698)	—
	94,377	1,943
Goodwill arising on consolidation	98,694	13,600
Total purchase price	193,071	15,543
Less: Cash and cash equivalents acquired	(131,375)	—
Cash flow on acquisition net of cash acquired	61,696	15,543

(b) *Cash and cash equivalents*

	30/6/2006	30/6/2005
	HK$'000	HK$'000
(i) Components of cash and cash equivalents in the consolidated cash flow statement		
Cash and balances with banks and other financial institutions	4,656,612	4,335,387
Placements with banks and other financial institutions with original maturity within three months	56,877,831	25,215,788
Treasury bills with original maturity within three months	3,260,380	3,664,690
Certificates of deposit held with original maturity within three months	323,442	583,637
	65,118,265	33,799,502
(ii) Reconciliation with the consolidated balance sheet		
Cash and balances with banks and other financial institutions	4,656,612	4,335,387
Placements with banks and other financial institutions	60,104,309	30,730,889
Treasury bills and certificates of deposit held		
— trading assets	793,407	995,764
— designated at fair value through profit or loss	94,795	48,725
— advances and other accounts	38,834	38,858
— available-for-sale	3,942,951	3,824,428
— held-to-maturity	1,454,635	1,429,609
	6,324,622	6,337,384
Amount shown in the consolidated balance sheet	71,085,543	41,403,660
Less: Amounts with an original maturity of beyond three months	(5,967,278)	(7,604,158)
Cash and cash equivalents in the consolidated cash flow statement	65,118,265	33,799,502

T. Off-balance Sheet Exposures

Contingent liabilities and commitments

The following is a summary of each significant class of off-balance sheet exposures:

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Contractual amounts of contingent liabilities and commitments			
— Direct credit substitutes	4,441,509	5,104,542	4,839,458
— Transaction-related contingencies	953,248	621,610	805,458
— Trade-related contingencies	1,927,615	2,207,948	1,908,453
— Other commitments with an original maturity of:			
Under 1 year or which are unconditionally cancellable	34,368,208	28,340,478	32,104,801
1 year and over	10,713,533	9,842,342	9,547,330
— Others	—	—	—
Total	52,404,113	46,116,920	49,205,500
— Aggregate credit risk weighted amount	9,438,732	9,388,216	9,271,093
Notional amounts of derivatives			
— Exchange rate contracts	17,044,916	26,602,854	24,853,979
— Interest rate contracts	30,477,470	26,428,854	31,133,238
— Equity contracts	383,319	243,139	284,970
Total	47,905,705	53,274,847	56,272,187
— Aggregate replacement costs	803,391	595,099	738,425
— Aggregate credit risk weighted amount	427,248	257,749	447,634

The replacement costs and credit risk weighted amounts of the off-balance sheet exposures do not take into account the effects of bilateral netting arrangements.

U. Material Related Party Transactions

The Group maintains certain retirement benefit schemes for its staff. In the six month ended 30th June, 2006, the total amount of contributions the Group made to the schemes was HK$37,051,000 (six months ended 30th June, 2005: HK$33,948,000).

The Group enters into a number of transactions with the Group's related parties, including its associates, and key management personnel and their close family members and companies controlled or significantly influenced by them. The transactions include accepting deposits from and extending credit facilities to them. Except that there is interest free shareholder's advance extended to one (30th June, 2005: one) associate amounting to HK$6,500,000 at 30th June, 2006 (30th June, 2005: HK$9,200,000), all interest rates in connection with the deposits taken and credit facilities extended are under terms and conditions normally applicable to customers of comparable standing.

The interest received from and interest paid to the Group's related parties for the six months ended 30th June, 2006, outstanding balances of amounts due from and due to at 30th June, and maximum outstanding balance of amounts due from and due to them for the six months ended 30th June, 2006 are aggregated as follows:

	Key management personnel		Subsidiaries		Associates	
	30/6/2006	30/6/2005	30/6/2006	30/6/2005	30/6/2006	30/6/2005
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Interest income	66,918	30,659	15,837	13,330	4,491	3,019
Interest expense	50,035	12,290	115,748	277,180	1	3
Amounts due from	2,809,527	2,061,906	1,869,711	2,172,027	149,682	103,683
Amounts due to	3,016,941	1,387,313	3,989,310	10,244,212	969	1,545
Maximum amounts due from	3,864,734	3,035,948	2,122,624	2,248,714	302,603	265,875
Maximum amounts due to	5,990,874	2,317,681	9,848,368	10,244,212	8,596	4,766

V. Statement of Compliance

The Interim Report has fully complied with the guideline set out in the Supervisory Policy Manual "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority, the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the revised HKAS 34 "Interim Financial Reporting" issued by the HKICPA in October 2004.

1. Capital Adequacy Ratio and Capital Base

(a) Capital adequacy ratio

	30/6/2006	30/6/2005	31/12/2005
	%	%	%
Unadjusted capital adequacy ratio	16.5	15.6	17.4
Adjusted capital adequacy ratio	16.3	15.5	17.2

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for the unadjusted capital adequacy ratio.

(b) Group capital base after deductions

	30/6/2006	30/6/2005 Restated	31/12/2005
	HK$'000	HK$'000	HK$'000
Core capital			
Paid up ordinary share capital	3,843,413	3,757,553	3,775,575
Share premium	896,985	653,049	656,429
Reserves	17,371,614	15,773,789	16,086,805
Minority interests	299,395	188,913	207,163
Deduct: Goodwill	(2,583,500)	(2,455,056)	(2,494,950)
Total core capital	19,827,907	17,918,248	18,231,022
Eligible supplementary capital			
Reserves on revaluation of land and interests in land (at 70%)	845,370	782,615	826,679
Revaluation reserves for available-for-sale financial assets and securities designated at fair value through profit or loss (at 70%)	122,277	70,639	305,672
Collectively assessed impairment allowances and regulatory reserve	946,942	828,250	878,569
Term subordinated debt	8,026,326	4,360,609	8,548,780
Total eligible supplementary capital	9,940,915	6,042,113	10,559,700
Total capital base before deductions	29,768,822	23,960,361	28,790,722
Deductions from total capital base	(1,121,948)	(874,050)	(901,973)
Total capital base after deductions	28,646,874	23,086,311	27,888,749

2. Liquidity Ratio

	6 months ended 30/6/2006	6 months ended 30/6/2005	The year ended 31/12/2005
	%	%	%
Average liquidity ratio for the period	43.4	39.5	39.3

The average liquidity ratio for the period is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

3. Segmental information

(a) Advances to customers — by geographical areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	30/6/2006	
	Total advances to customers	Advances overdue for over three months
	HK$'000	HK$'000
Hong Kong	100,394,600	421,702
People's Republic of China	26,006,723	102,310
Other Asian Countries	7,646,199	109,023
Others	15,036,227	11,040
Total	149,083,749	644,075

	30/6/2005	
	Total advances to customers	Advances overdue for over three months
	HK$'000	HK$'000
Hong Kong	93,820,480	466,632
People's Republic of China	15,253,965	120,557
Other Asian Countries	7,129,398	115,168
Others	12,214,423	40,141
Total	128,418,266	742,498

	31/12/2005	
	Total advances to customers	Advances overdue for over three months
	HK$'000	HK$'000
Hong Kong	98,234,592	483,095
People's Republic of China	19,939,335	76,108
Other Asian Countries	7,798,982	84,322
Others	12,770,838	74,147
Total	138,743,747	717,672

(b) ***Cross-border claims***

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

	30/6/2006			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	16,940,523	1,598,676	16,396,434	34,935,633
Asian countries, excluding People's Republic of China	10,232,626	1,140,937	8,901,050	20,274,613
North America	6,168,351	7,601,858	6,433,631	20,203,840
Western Europe	36,616,996	—	2,325,362	38,942,358

	30/6/2005			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	11,073,787	1,048,312	11,425,950	23,548,049
Asian countries, excluding People's Republic of China	9,213,301	1,282,925	8,010,298	18,506,524
North America	4,450,453	7,796,515	5,346,038	17,593,006
Western Europe	15,632,976	—	2,618,197	18,251,173

	31/12/2005			
	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000
People's Republic of China	12,805,155	1,250,504	13,667,134	27,722,793
Asian countries, excluding People's Republic of China	9,950,396	1,200,368	8,991,756	20,142,520
North America	5,345,158	7,725,687	5,872,380	18,943,225
Western Europe	27,877,005	—	2,507,425	30,384,430

4. Overdue, Rescheduled and Repossessed Assets

(a) Overdue and rescheduled advances

	30/6/2006		30/6/2005		31/12/2005	
	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers	HK$'000	% of total advances to customers
Advances to customers overdue for						
— 6 months or less but over 3 months	226,044	0.1	293,895	0.2	326,130	0.2
— 1 year or less but over 6 months	120,955	0.1	124,510	0.1	184,365	0.1
— Over 1 year	297,076	0.2	324,093	0.3	207,177	0.2
	644,075	0.4	742,498	0.6	717,672	0.5
Rescheduled advances to customers	314,347	0.2	426,652	0.3	351,057	0.3
Total overdue and rescheduled advances	958,422	0.6	1,169,150	0.9	1,068,729	0.8
Secured overdue advances	461,840	0.3	496,880	0.4	515,356	0.4
Unsecured overdue advances	182,235	0.1	245,618	0.2	202,316	0.1
Market value of securities held against secured overdue advances	790,863		695,523		1,035,275	

Loans and advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Loans repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Loans repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, and/or when the loans have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 30th June, 2006, 30th June, 2005 and 31st December, 2005; nor were there any rescheduled advances to banks and other financial institutions on these three dates.

(b) *Other overdue and rescheduled assets*

	30/06/2006	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
— 6 months or less but over 3 months	1,506	1,889
— 1 year or less but over 6 months	1,109	15
— Over 1 year	1,635	18,630
	4,250	20,534
Rescheduled assets	—	—
Total other overdue and rescheduled assets	4,250	20,534

	30/06/2005	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
— 6 months or less but over 3 months	1,582	—
— 1 year or less but over 6 months	1,220	477
— Over 1 year	154	19,292
	2,956	19,769
Rescheduled assets	—	—
Total other overdue and rescheduled assets	2,956	19,769

	31/12/2005	
	Accrued interest	Other assets*
	HK$'000	HK$'000
Other assets overdue for		
— 6 months or less but over 3 months	1,551	—
— 1 year or less but over 6 months	853	—
— Over 1 year	844	19,294
	3,248	19,294
Rescheduled assets	—	—
Total other overdue and rescheduled assets	3,248	19,294

* *Other assets refer to trade bills and receivables.*

(c) Repossessed assets

	30/6/2006	30/6/2005	31/12/2005
	HK$'000	HK$'000	HK$'000
Repossessed properties	90,650	81,279	80,551
Repossessed vehicles & machines	2,636	935	1,142
Total repossessed assets	93,286	82,214	81,693

The amount represents the estimated market value of the repossessed assets as at 30th June, 2006, 30th June, 2005 and 31st December, 2005.

5. Currency Concentrations

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

30/6/2006
HK$ Million

	USD	CAD*	GBP*	CNY	SGD*	Others	Total
Spot assets	70,046	5,073	5,590	18,325	5,622	19,805	124,461
Spot liabilities	(67,099)	(4,841)	(6,859)	(16,861)	(4,940)	(19,463)	(120,063)
Forward purchases	28,673	293	1,864	—	750	4,601	36,181
Forward sales	(30,220)	(541)	(548)	—	(1,257)	(4,633)	(37,199)
Net options position	27	(2)	1	—	—	(39)	(13)
Net long/(short) position	1,427	(18)	48	1,464	175	271	3,367

30/6/2005
HK$ Million

	USD	CAD	GBP	CNY	SGD	Others	Total
Spot assets	56,256	4,333	4,646	10,305	5,184	13,180	93,904
Spot liabilities	(55,290)	(4,433)	(6,527)	(9,427)	(4,510)	(18,201)	(98,388)
Forward purchases	31,644	623	2,757	—	473	9,889	45,386
Forward sales	(33,446)	(436)	(817)	—	(899)	(4,740)	(40,338)
Net options position	83	(23)	5	—	—	(125)	(60)
Net long/(short) position	(753)	64	64	878	248	3	504

31/12/2005
HK$ Million

	USD	CAD*	GBP*	CNY	SGD*	Others	Total
Spot assets	66,562	4,122	4,312	11,738	5,270	16,716	108,720
Spot liabilities	(62,331)	(4,604)	(6,620)	(10,510)	(4,749)	(18,626)	(107,440)
Forward purchases	35,406	882	2,864	—	534	5,396	45,082
Forward sales	(37,795)	(357)	(502)	—	(914)	(3,332)	(42,900)
Net options position	(167)	(1)	(2)	—	—	43	(127)
Net long/(short) position	1,675	42	52	1,228	141	197	3,335

* *The currency constitutes less than 10% of the total net position in all foreign currencies and is presented for comparative purpose only.*

	30/6/2006 HK$ Million			
	USD	CNY	Others	Total
Net structural position	1,606	1,312	661	3,579

	30/6/2005 HK$ Million			
	USD	CNY	Others	Total
Net structural position	1,607	751	627	2,985

	31/12/2005 HK$ Million			
	USD	CNY	Others	Total
Net structural position	1,604	1,297	635	3,536

KPMG

TO THE BOARD OF DIRECTORS OF THE BANK OF EAST ASIA, LIMITED

INTRODUCTION

We have been instructed by the Group to review the interim financial report set out on pages 1 to 18.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34, Interim financial reporting issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report is the responsibility of, and has been approved by, the Directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquires of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review, which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th June, 2006.

KPMG
Certified Public Accountants
Hong Kong, 4th August, 2006

INTERIM DIVIDEND

The Directors are pleased to declare an interim dividend of HK$0.43 (2005: HK$0.33) per share for the six months ended 30th June, 2006. The interim dividend will be paid in cash with an option to receive new, fully paid shares in lieu of cash, to shareholders whose names appear on the Register of Members at the close of business on Wednesday, 23rd August, 2006. Details of the scrip dividend and the election form will be sent to shareholders on or about Wednesday, 23rd August, 2006. The scrip dividend scheme is conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued under the scrip dividend scheme. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Thursday, 14th September, 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 21st August, 2006 to Wednesday, 23rd August, 2006. In order to qualify for the above interim dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. on Friday, 18th August, 2006.

FINANCIAL REVIEW

Financial Performance

The Hong Kong economy continued to perform well in the first half of 2006, although the pace of growth eased toward the end of the reporting period as the prospect of higher interest rates dampened investor enthusiasm in the property and stock markets. Competition within the local banking industry remained strong. Nevertheless, with the unique liquidity pressures that affected the local market one year ago having eased, the net interest margin widened as compared with last year.

In the first six months of 2006, the BEA Group achieved a profit after tax of HK$1,591 million, representing an increase of HK$388 million, or 32.3%, over earnings of HK$1,203 million for the corresponding period in 2005. Basic earnings per share were HK$1.03. Return on average equity reached 12.8%, while return on average assets was 1.3%.

Total operating income increased by 28.7% to HK$3,545 million, primarily due to a significant improvement in net interest margin in the first half of 2006. Net interest income rose by 38.3% to HK$2,308 million.

Total operating expenses increased by 16.0% over the corresponding figure in 2005 to HK$1,637 million, due to continuing expansion of the Group's activities. As a result of the significant rise in total operating income, the cost to income ratio fell from 51.2% in 2005 to 46.2% in 2006.

Operating profit before impairment losses for the first six months was HK$1,908 million, an increase of HK$565 million, or 42.1%, compared to the corresponding period in 2005.

Impairment losses on loans and advances required a charge of HK$155 million. In the year earlier period, there was a write-back of HK$24 million.

The operating profit after impairment losses increased by 29.4% to HK$1,757 million. In the first six months of 2006, BEA shared after-tax profits from associates of HK$48 million.

Profit after taxation was HK$1,591 million, an increase of 32.3% over the HK$1,203 million recorded in the corresponding period in 2005, while profit attributable to equity holders of the Group was HK$1,565 million, an increase of 32.3%.

Financial Position

As at 30th June, 2006, total consolidated assets of the BEA Group were HK$263,338 million, representing an increase of 10.3% from HK$238,799 million at the end of 2005. Advances to customers increased by 7.5% to HK$149,084 million.

Total deposits increased by 10.7% to HK$201,772 million, while deposits from customers increased by 9.6% to HK$192,728 million. Demand deposits and current account balances increased by a combined HK$1,463 million, or 13.5%, to HK$12,328 million when compared with the balance at year-end 2005. Savings deposits increased to HK$38,527 million as at 30th June, 2006, an increase of 8.5%. Time deposits as at 30th June, 2006 stood at HK$141,872 million, an increase of 9.5%, when compared with the balance at year-end 2005.

In February 2006, the Group redeemed a subordinated loan amounting to US$550 million. The Group issued a new subordinated loan of US$500 million in June 2006. As at 30th June, 2006, loan capital stood at HK$8,026 million, a decrease of 6.1% when compared with the balance at year-end 2005. Total equity increased by 4.6% from HK$24,405 million at the end of 2005, to HK$25,516 million at the end of June 2006.

During the first half of 2006, BEA issued HKD floating rate certificates of deposit with a face value of HK$2,500 million, and HKD fixed rate certificates of deposit with a face value of HK$500 million. The Bank redeemed a quantity of certificates of deposit amounting to HK$785 million equivalent upon maturity, and repurchased its own USD certificates of deposit amounting to HK$30 million equivalent. The Bank also issued and redeemed a number of short term TWD fixed rate certificates of deposit.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 73.9% at the end of June 2006, being 2.2% lower than the 76.1% reported at the end of 2005.

At the end of June 2006, the face value of the outstanding debt portfolio was HK$9,117 million, with the carrying amount equal to HK$9,044 million.

Maturity Profile of Debts Issued
As at 30th June, 2006
(All expressed in millions of dollars)

		Total	**Year of Maturity**			
	Currency	**Face Value**	**2006**	**2007**	**2008**	**2009**
Floating Rate Certificates of Deposit						
Issued in 2005	HKD	2,700	1,200		1,500	
Issued in 2006	HKD	2,500		2,000		500
Fixed Rate Certificates of Deposit						
Issued in 2005	HKD	1,300	800		500	
Issued in 2006	HKD	500				500
Issued in 2006	TWD	4,740	4,690	50		
Discounted Certificates of Deposit						
Issued in 2002	USD	83		83		
Step Up Certificates of Deposit						
Issued in 2003	USD	43			43	
Total Debts issued in HKD equivalent		9,117	3,125	2,659	2,333	1,000

Risk Management

BEA has established comprehensive risk management procedures that enable it to identify, measure, monitor and control the various types of risk it faces, and, where appropriate, to allocate capital against those risks. All risk management policies have been approved by the Board of Directors. Risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active management involvement, effective internal controls and comprehensive audits in the best interests of the Group.

On 1st January, 2006, the Group instituted an enterprise-wide risk management structure to monitor all major risks, including credit risk, market risk, liquidity risk and operational risk. This is under the control of a centralised risk management department, headed by the Group Chief Risk Officer. It is expected that the overall risk management capability of the Bank Group will be further enhanced as a result.

(a) *Credit Risk Management*

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. Such risk may arise from counterparty risks from loan and advances, issuer risks from the securities business, counterparty risks from trading activities and country risks.

The Board of Directors has delegated authority to the Credit Committee to oversee management of the Group's credit risk, independent of the business units. The Credit Committee reports to the Board of Directors via the Risk Management Committee, which deals with all risk management related issues of the Group.

The Credit Committee is responsible for all credit risk related issues for the Group. The Group identifies and manages credit risk through target market definitions, formulation of credit policies, credit approval process and monitoring of asset quality.

In evaluating the credit risk associated with an individual customer or counterparty, financial strength and repayment ability are always the primary considerations. Credit risk may be mitigated by obtaining collateral from the customer or counterparty.

The Group has established policies and procedures to identify, measure, monitor and control credit risk. In this connection, guidelines for management of credit risk have been laid down in the Group's Credit Manual. These guidelines stipulate delegated lending authorities, credit extension criteria, credit monitoring process, loan classification system, credit recovery and provisioning policy. They are reviewed and enhanced on an on-going basis to cater for the market change, statutory requirement and best practice risk management processes.

(b) *Liquidity Risk and Market Risk Management*

The Asset and Liability Management Committee is authorised by the Board of Directors to manage the assets and liabilities of the Bank Group. The function of the Asset and Liability Management Committee is to oversee the Group's operations relating to interest rate risk, liquidity risk and market risk.

(1) *Liquidity Risk Management*

Liquidity risk is the risk that the Group cannot meet its current obligations. To manage liquidity risk, the Group has established the liquidity risk management policy, which is approved by the Board of Directors. The Group measures the liquidity of the Group through the statutory liquidity ratio, the loan-to-deposit ratio and the maturity mismatch portfolio.

The Asset and Liability Management Committee closely monitors the liquidity of the Group on a daily basis to ensure that the liquidity structure of the Group's assets, liabilities and commitments can meet its funding needs, and that the Group remains in compliance with the statutory liquidity ratio. The Group's average liquidity ratio was 43.4% for the first half of 2006, which was well above the statutory minimum ratio of 25%.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected, material cash outflows in the ordinary course of business.

(2) *Market Risk Management*

Market risk is the risk arising from the net effect of changes in market rates and prices on the Group's assets, liabilities and commitments, thus causing profits or losses. Interest rates, foreign exchange rates, equity and commodity prices, among others, are monitored for market risk.

The Group's market risk originates from its trading-book holdings of foreign exchange, debt securities, equities and derivatives, which are measured at fair value; and from its investment and banking activities in financial assets and liabilities, which are valued at amortised cost in the balance sheet.

The Group has established a market risk management policy that incorporates guidelines, procedures and control measures to monitor its market risk exposures.

The Group's derivative instruments trading activities mainly arise from the execution of trade orders from customers and positions taken in order to hedge other elements of the trading books.

Financial derivatives are instruments that derive their value from the performance of underlying assets, interest or currency exchange rates or indices. The Group principally uses financial derivative instruments as investment alternatives or to manage foreign exchange, interest rate or equity risk, and is a limited end-user of such instruments. Guidelines on participating in derivatives activities are included in the Group's market risk management policy. The Group's major trading activities in derivative instruments involve exchange-traded HIBOR Futures contracts, over-the-counter transacted currency options and equity options. Other over-the-counter transacted foreign exchange forwards, interest rate swaps and option contracts are mainly employed to hedge the interest rate risk and option risk of the banking book.

The Group's various market risk exposures are measured and monitored on the basis of principal (or notional) amount, outstanding position, stop-loss and options limits, and are controlled within established limits reviewed and approved by the Asset and Liability Management Committee where applicable for each business unit, business type and in aggregate. Independent middle and back offices monitor the risk exposure of trading activities against approved limits on a daily basis. The Group's market risk exposures are reviewed by the Asset and Liability Management Committee and reported to the Board of Directors on a regular basis. Exceptions to limits are reported when they occur.

The Group quantifies the market risk of the underlying trading portfolio by means of value-at-risk ("VaR"). VaR is a statistical estimate that measures the potential losses in market value of a portfolio as a result of unfavourable movements in market rates and prices, if positions are held unchanged over a certain horizon time period. The Group's VaR is calculated using historical movements in market rates and prices, a 99% confidence level and a one-day holding period, and takes into account correlations between different markets and rates.

The VaR for the Group's market risk-related treasury trading portfolio as at 30th June, 2006 was HK$2.58 million (HK$2.04 million at 30th June, 2005). The average daily revenue earned from the Group's market risk-related treasury trading activities for the first half of 2006 was HK$0.73 million (HK$0.53 million for the first half of 2005). The standard deviation of these daily revenues was HK1.10 million (HK$0.77 million for the first half of 2005).

DAILY DISTRIBUTION OF MARKET RISK-RELATED TREASURY TRADING REVENUES
1st-half 2006 vs 1st-half 2005


Number of days
30
25
20
15
10
5
0
3 4
0 1
3 5
10 6
15 18
20 19
23 28
19 23
10 4
7 7
2 3
9 3
-0.75 or Less
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 to 1.75
1.75 or More
Revenues (HK$ million)
1st-half 2006
1st-half 2005

An analysis of daily distribution of the Group's market risk-related treasury trading revenues for the first half of 2006 (comparing with the first half of 2005) is provided above. This shows that 16 out of 121 days (2005: 16 out of 121 days) are in loss positions. The most frequent results were daily revenue of between HK$0.5 million and HK$0.75 million, with 23 occurrences (2005: HK$0.50 million to HK$0.75 million with 28 occurrences). The maximum daily loss was HK$1.16 million (2005: HK$2.70 million) and the next maximum daily loss was HK$1.13 million (2005: HK$2.49 million). The highest daily revenue was HK$9.51 million (2005: HK$3.57 million).

(i) *Foreign exchange exposure*

The Group's foreign exchange risk exposure arises from foreign exchange dealing, commercial banking operations and structural foreign currency positions. All foreign exchange positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee.

The VaR related to foreign exchange dealing positions at 30th June, 2006 was HK$1.32 million (HK$0.84 million at 30th June, 2005). The average daily foreign exchange dealing profit for the first half of 2006 was HK$0.69 million (HK$0.55 million for the first half of 2005).

Foreign exchange positions which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associates are excluded from VaR measurements, as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuation.

(ii) *Interest rate exposure*

The Group's interest rate exposure arises from treasury and commercial banking activities, where interest rate risk is inherent in both trading and non-trading portfolios. All trading positions are managed by the Treasury units of the Group within limits approved by the Asset and Liability Management Committee. For the non-trading portfolio, interest rate risk primarily arises from the timing differences in the re-pricing of interest-bearing assets, liabilities and commitments and the maturities of certain fixed rate assets and liabilities. The interest rate risk of the non-trading portfolio is also monitored by the Group's Asset and Liability Management Committee.

The VaR related to interest rate exposure due to debt securities and derivatives trading positions, excluding foreign exchange forwards and options, at 30th June, 2006 was HK$1.31 million (HK$1.57 million at 30th June, 2005). The average daily loss due to these activities for the first half of 2006 was HK$900 (daily loss HK$20,000 for the first half of 2005).

(iii) *Equities exposure*

The Group's equities exposure mainly comprises trading equities and long-term equities investments. The Group's Investment Committee regularly reviews and monitors equities dealing activities. The VaR on equities trading positions at 30th June, 2006 was HK$23.57 million (HK$3.72 million at 30th June, 2005).

(c) Operational risk, legal risk, reputation risk, and strategic risk management

Operational risk, legal risk, reputation risk and strategic risk arise from the Group's daily operation and fiduciary activities. The primary focus is to identify, assess and monitor these risks and to fulfill regulatory requirements.

The Board of Directors reviews and approves policies for these risks, and it has delegated the responsibility for ongoing risk management to the Operational and Other Risks Management Committee. The Operational and Other Risks Management Committee reports to the Board of Directors via the Risk Management Committee.

FINANCIAL RATINGS

Standard & Poor's ("S&P") has raised its long-term counterparty credit rating for the Bank to A- from BBB+. BEA's Bank Fundamental Strength rating has also been upgraded to B from C+. The upgrade reflects BEA's solid franchise in Hong Kong and its strong but careful expansion in China, as well as BEA's improved asset quality, satisfactory liquidity, and above-average capitalisation.

IMPROVEMENTS TO OPERATIONS

Relocating Back-Office Operations to China

The Bank's back-office operating centre in Guangzhou, incorporated under the name of East Asia Electronic Data Processing (Guangzhou) Limited, has been running smoothly. The Bank is continuing to relocate additional operating functions as planned.

Information Technology

New Accounting System

The Bank is implementing a new computer system for general ledger operations. The system is under testing and will be ready for roll out in the second half of 2006.

Core Banking System

The second phase of the Core Banking System Implementation Project was in the final stage of development as of June 2006. Once development is complete, the testing stage will be implemented. A command group has been formed to manage all rollout tasks, and a comprehensive training programme has been established for users.

PERSONAL BANKING

Branch Distribution

As part of its on-going exercise to strengthen its branch network, BEA continues to implement the Branch Rationalisation Programme. In the first half of 2006, International Finance Centre Branch was merged with Queen's Road Central Branch. An additional three branches were relocated to more prominent sites in their respective districts. To further enhance banking service to customers, BEA Harbour View Centre Branch was expanded to provide retail banking services on the ground floor level. At the end of June 2006, BEA operated a total of 87 branches in Hong Kong.

Four SupremeGold Centres were opened during the first half of 2006, bringing the total number of Centres to 30 by the end of June. These offer an exclusive banking experience for the Bank's most important customers.

BEA is dedicated to widening the range of Renminbi services it offers, as permitted by the changing regulatory environment, to meet the needs of individual and corporate customers. In March 2006, BEA launched a personal Renminbi Current Account service for individual customers. From April 2006, designated business customers have been able to open Renminbi time deposit accounts with the Bank.

A Marketing Programme for Kid Master Services was conducted from February to March 2006 to acquire new Kid Master members and to promote Education Insurance and Target Savings Insurance.

Promotion programmes were run from mid-March to June to promote the Bank's integrated account services, including SupremeGold, Supreme Account and i-Account.

Following the implementation of the five-day clearing week in September, the Bank will extend the Saturday closing hour of most branches with active traffic on Saturdays from 1:00 p.m. at present, to 5:00 p.m. Wealth management services and many counter services will be available at the affected branches. Six selected branches in exceptionally high traffic areas will open from 1:00 p.m. to 4:30 p.m. on Sundays, primarily to market the Bank's wealth management and other value-added services. Counter service will not be available on Sundays.

BEA will continue to evaluate the response to these initiatives, in its effort to go beyond customer expectations in meeting their needs and further extend the range of services it sells to each individual customer.

Cyberbanking

Cyberbanking services were further enhanced during the period, and Bank customers were able to apply for new shares in Initial Public Offering (IPO) over the Internet using the enhanced Electronic IPO service in May 2006. At the end of June, the Bank had over 320,000 registered Cyberbanking users. The average daily usage volume exceeded 182,000 transactions.

Corporate Cyberbanking recorded steady growth in its customer base in the first half of 2006. At the end of June 2006, over 17,900 corporate customers had registered for BEA Corporate Cyberbanking, representing a 16% increase compared to the same period last year.

Property Loans

With the property market subdued during the reporting period, mortgage loan demand was weak and competition in the mortgage market intensified.

BEA pioneered the "Fixed Rate SupremeGold Mortgage Plan" in February 2006, a new mortgage product that combines the advantages of both fixed rate and deposit-linked mortgage plans in one product.

In March, BEA joined with the Hong Kong Mortgage Corporation (HKMC) to launch the Composite Rate Mortgage Scheme, which further expanded the range of financing choices available.

To reduce the impact of rising interest rates on buying sentiment, BEA actively coordinated with various property developers to develop flexible tailored mortgage plans for prospective homebuyers.

Consumer Loans

BEA inaugurated a series of attractive promotional campaigns during the first half of the year to expand its loan portfolio and diversify its customer base. These programmes generated a good response from different segments, including professionals, executives and stable income earners. Double-digit growth in the Personal Loan portfolio was recorded, compared with the corresponding period the previous year.

Credit Cards

BEA continued to invest in its card business during the reporting period, implementing targeted brand development strategies. Additional cross-selling opportunities were exploited to recruit cardholders from among BEA's established personal banking customers.

In addition, with a sophisticated credit scoring platform now in place, the Bank has become more aggressive in rolling out acquisition and usage programmes directed toward the most profitable customer segments.

The Bank also focussed on brand reinforcement in its Visa Platinum Card segment.

In recognition of the Bank's success in increasing card sales volume, the Bank was awarded first runner-up for "2005 Highest Average Card Spending — Visa Platinum Card" in March 2006. In April, BEA launched the "FLY&DINE CLUB" to introduce the "Fly and Dine" platform of Visa Platinum Card to its card membership.

In April, the Bank extended its credit card acquiring business to Macau, with the aim of capturing the opportunities presented by the current robust economic growth in the Macau SAR.

Looking forward, the Bank is confident that the breadth and depth of its card capabilities and expertise, backed by the attractiveness of its product, give the Bank an excellent platform to succeed in this competitive market.

CORPORATE BANKING

Corporate Lending

The local corporate loan market exhibited stable growth in the first half of 2006, on the back of active corporate refinancing and property lending. The growth of property lending was also fuelled by the financing of various notable real estate investment trusts. Despite the persistently high interest rate base in the first half of 2006, the interest margin for syndicated deals continued to come under pressure due to intense competition. BEA maintained an active presence in the syndicated loan market in the first half of 2006, both as an underwriter and as a participant.

To improve yield return and to broaden its clientele base, BEA has focussed on high quality and return-justified deals for both large and medium to small-sized local enterprises and local subsidiaries of large PRC corporations. The transactions in which BEA has participated include property development and investment projects in Hong Kong and Macau, as well as working capital financing.

Demand for loans was relatively flat in the small to medium-sized business segment. Companies continued to report growth in business turnover, but marginal growth in profitability. This was mainly due to high overhead costs, such as rents (in particular for retail entities), labour, and raw materials. Rising oil prices were also a factor affecting many industries.

BEA has adopted a pro-active approach in expanding its business network with equipment and vehicle dealers. Equipment finance business continued to exhibit stable growth and BEA remained a key player in the taxi lending industry. The overall asset quality of the asset based finance portfolio was maintained at a satisfactory level.

In an effort to cross sell our various loan products, BEA launched the Business Ready Cash loan scheme, which provides unsecured working capital loans to existing small to medium-sized enterprise customers of the Bank.

Securities Lending

The local stock market was very active in the first half of 2006, and the Bank was able to capitalise on strong investor sentiment to achieve an increase of 260% in IPO stagging loan business, when compared with same period last year. Furthermore, BEA provided IPO Receiving Bank services for four IPO projects during the period, including one of the largest IPO issues launched in Hong Kong to date.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

BEA was ranked second by Mercer Human Resource Consulting in its MPF Index for the year ended 31st March, 2006. In addition, six BEA MPF constituent funds were ranked among the top 25% in their respective categories, according to the Hong Kong Investment Funds Association survey for the year ended 31st March, 2006.

Trust Services

In the first half of 2006, Bank of East Asia (Trustees) Limited was appointed as trustee to the BEA Japan Growth Fund, which is a sub-fund under the BEA Investment Series Unit Trust.

WEALTH MANAGEMENT

Structured Products

Interest rates continued to rise during the reporting period. As the yield curve flattened, investors opted for shorter tenors across all asset types, continuing the trend that was established in the second half of last year. With short-term interest rates relatively high, investors' appetites have generally switched from principal protection to capital appreciation. There was an upsurge in interest in structured products linked to equity performance, as investors hoped to reap the benefits of a buoyant equity market.

Retail investors from the Mainland are becoming increasingly sophisticated. The Bank has tapped this market by developing investment products tailor-made for the Mainland market. These have been popular with investors, and such products are expected to become a good and stable source of revenue for the Wealth Management Division in the years ahead.

In the first half of 2006, the Bank radically improved its online equity linked deposit services. Customers are able to subscribe to structured products online while enjoying value-added features such as live dealing at market prices, scenario analysis and online calculator. This service has now been extended to all Cyberbanking customers.

The Bank's dedicated effort in the Linked Deposit business has not gone unnoticed, and the Bank was given the award for Best Deposit-Linked Product in The Asian Banker Excellence in Retail Financial Services Awards 2006.

Mutual Fund Business/Asset Management

The Bank launched the BEA Japan Growth Fund ("the Fund") in February this year. The Fund adopts a feeder fund approach, with the underlying fund managed by AXA Rosenberg Investment Management Asia Pacific Limited. Market response to the Fund has been encouraging, with about HK$450 million raised by the end of June 2006. Responding to the needs of the market, the Bank intends to continue to offer a greater range of funds for different risk appetites and investment preferences, as well as to capitalise on asset management opportunities within China.

East Asia Asset Management Company Ltd (a wholly owned subsidiary of the Bank) recorded steady asset inflows from both retail and institutional sources. Mandatory Provident Fund account assets, which are under the management of the Company, grew by 10% during the first half of 2006. Net profit of the unit rose by 40%, when compared to the first half of 2005.

Bancassurance

To further enhance product variety and to target customers who aim for high savings and a short payment term, the Bank launched two new life insurance products in the first half of 2006, namely the 3-Year Accumulator Savings Insurance and QuickPay Whole Life Insurance. A single premium payment option was also introduced for applicants for QuickPay Whole Life, to allow greater flexibility.

In response to the increasing demand for protection against unforeseen illness, a new hospital income plan has been developed. This was well received by the market. Sales of travel insurance picked up, with an increase of 27% in total premium received during the seasonal holidays when compared to the same period last year.

Blue Cross (Asia-Pacific) Insurance Limited

For the first half of 2006, Blue Cross enjoyed healthy growth in two of its core business lines, medical insurance and travel insurance, with an increase in premium income of 24% and 16%, respectively, over the same period of last year.

Early in the year Blue Cross rolled out a revamped travel insurance plan, TravelSafe Plus, with enhanced benefits. This helped define a new market segment for Blue Cross, targeting travellers who are not satisfied with a basic travel insurance plan.

Growth was aided by the adoption of an adjusted pricing strategy for medical insurance, to cope with the rising healthcare costs in the market.

In early 2006, Blue Cross received the High Flyer Achievement Award — Health Insurer from Hong Kong Business magazine in recognition of its leading position in the medical insurance market. Blue Cross was also recognised as a Caring Company by The Hong Kong Council of Social Service for its commitment in community caring. Blue Cross has also been named The Most Popular Travel Insurance Company two years in a row in a poll of readers of Weekend Weekly, a popular local travel magazine.

Private Banking

The Bank re-launched BEA Private Banking in September 2005, providing a full range of services for managing personal wealth, including active advisory and discretionary portfolio management, treasury and structured products, dealing in global securities and funds, insurance, family trust and estate planning, and a full range of banking services. BEA Private Banking offers an open architecture, sourcing the best ideas and pricing available in the market across a range of investment vehicles. The platform covers both corporate and commercial banking services, enabling clients to manage their company and personal investment requirements under the same roof.

The initial months of 2006 provided customers good opportunities to benefit from the strong equity and commodity markets. Private banking clients also actively participated in new IPO offerings, both through subscription and through placement. Hedging and yield enhancement instruments were actively traded, and proved to be rewarding for many customers.

INVESTMENT BANKING AND SERVICES

East Asia Securities Company Limited — Securities Cybertrading

During the first half of 2006, East Asia Securities benefited from improved local market sentiment and stronger investor confidence.

East Asia Securities is committed to using technology to improve and expand its brokerage service network, and has stepped up efforts to encourage its customers to make increased use of its electronic trading platform. During the period, East Asia Securities successfully launched the eIPO Service and enhanced its Mobile Phone Trading Service.

The Company registered 27% growth in the number of Cybertrading accounts, compared with the corresponding period last year. As of 30th June, 2006, more than 55% of the Company's securities clients had subscribed to Cybertrading. Currently, 53% of trades and 35% of transaction value (expressed as a percentage of total turnover) are executed via the Cybertrading System.

With a view to further enhancing Cybertrading, East Asia Securities plans to launch a new real-time stock quotes service via mobile phones in the third quarter of 2006.

East Asia Futures Limited — Futures Cybertrading

During the first six months of year 2006, East Asia Futures witnessed encouraging growth in its clientele base after implementing the Futures Cybertrading Service, with the number of accounts up 35% compared to the corresponding period last year. As of 30th June, 2006, more than 59% of the Company's clients have subscribed to Futures Cybertrading.

Currently, the volume of transactions executed via the Futures Cybertrading System (expressed as a percentage of total turnover) accounts for some 45% of trades and 40% of transaction value.

CHINA OPERATIONS

The Bank is in the midst of a concerted effort to expand its branch network on the Mainland. Dalian Huafu Sub-branch, Guangzhou Panyu Sub-branch, Xi'an South-gate Sub-branch, and Shanghai Xujiahui Sub-branch were added over the past seven months. At present, BEA has a total of 27 outlets in China, including 11 branches, 10 sub-branches and 6 representative offices. BEA also has branches in Macau, Taipei and Kaohsiung.

BEA has obtained preliminary approval from the China Banking Regulatory Commission ("CBRC") to upgrade its representative office in Qingdao to a full branch. It is expected that Qingdao Branch will open by the end of this year.

BEA was recently granted Qualified Domestic Institutional Investor (QDII) status by CBRC. This allows BEA to offer overseas wealth management services to local residents and enterprises at its branches in China. The Bank anticipates significant growth in its wealth management business as a result.

OVERSEAS OPERATIONS

BEA continues to expand its overseas network, which comprises operations in the United States, Canada, the United Kingdom, the British Virgin Islands, and Southeast Asia. The Bank's overseas units are focused on enhancing service quality and expanding product offerings.

On 19th May, 2006, BEA acquired National American Bank ("NAB"), a commercial bank with three full-service branches serving the Greater San Francisco area. NAB has now been fully integrated into The Bank of East Asia (U.S.A.) N.A ("BEA-USA"). BEA-USA currently operates in three regional markets in the United States, namely the New York region, the Southern California region, and the Northern California region, and has a total of eight retail branches. Two additional branches will open in New York in the second half of 2006.

BEA-USA will continue to identify locations for new branches in the United States to increase its geographical coverage and enlarge its customer base, in particular among the growing population of Chinese immigrants. To complement its expanding branch network, BEA-USA plans to launch Internet Banking in the second half of 2006.

In Canada, The Bank of East Asia (Canada) is expanding its Internet Banking capability with the launch of bill payment services in the third quarter of 2006. The Bank's United Kingdom branches are currently replacing the existing core banking system, with target completion by the end of 2006. The new platform will enable more efficient delivery of new products and services.

CORPORATE SERVICES

The BEA Group, through Group member Tricor Holdings Limited ("Tricor"), is a leading provider of business, corporate and investor services in the region. These services include accounting, company formation, corporate compliance and company secretarial, executive search and selection, IPO and share registration, payroll outsourcing and fund and trust administration.

Tricor posted impressive growth in profit for the first half of the year, mainly as a result of continued business expansion and the synergies obtained from the successful consolidation of its Hong Kong offices into a single location at Three Pacific Place on Hong Kong Island.

Tricor's investor services practice, which already serves the majority of all listed companies in Hong Kong, has benefited from the vibrant IPO activity in the capital markets in Hong Kong during the first half of the year. The Hong Kong office has continued to experience strong demand for its accounting and payroll outsourcing services, and its company secretarial and corporate compliance work, from both private and public companies.

January 2006 saw the welcome addition of the Kuala Lumpur and Penang offices to Tricor's regional operation, underlining Tricor's leading position in the business and increasing the number of its practices in the region to 10. Further, in April 2006, Tricor acquired the business services practices of Ernst & Young in Beijing, Guangzhou, Shanghai and Shenzhen, adding strength to its growing operations on the Mainland.

As the market leader in integrated business, corporate and investor services, Tricor will continue to look for new business opportunities in the region.

MEDICAL SERVICES

Blue Care Medical Centre is a new collaborative effort between BEA and The University of Hong Kong ("HKU"). HKU's Faculty of Medicine provides quality assurance services for Blue Care Medical Centre. Acting in a consultancy role, the Faculty also sets standards for medical practice in the field of family medicine. The Centre provides a wide array of clinical services.

The flagship clinic, located in the heart of Central District, was opened in March 2005. The second clinic, at BEA Tower, Millennium City 5, Kwun Tong, has been in operation since January 2006.

HUMAN RESOURCES

The Bank of East Asia Group employees at 30th June, 2006:

Hong Kong	4,739
Other Greater China	1,682
Overseas	451
Total	6,872

The Bank has further enhanced its Human Resource policies during the first half of the year, focussing on recruitment and selection, compensation and benefits, promotion and upgrading; and last but not least, training and development.

The Bank has established a new staff grading system with the assistance of an external consultant. Pay adjustments granted in this year's salary review exercise were performance-related, aimed at rewarding those staff members who contribute most to the Bank's growth and development. To meet the demands of the business environment and create more rewarding career opportunities for Bank employees, new training programmes have instituted. In particular, significantly greater focus is being placed on developing managerial talent and expertise.

The Bank has expended its support to the Staff Sports Recreation Club, which organizes a range of staff activities related to physical fitness and social gatherings.

FUTURE PROSPECTS

In the first half of 2006, BEA continued its growth strategy. The Bank was able to weather the challenges arising from the rising interest rate trend and at the same time to leverage on business opportunities arising from the pick up in local lending and the strong growth in loan demand in Mainland China. In the second half of the year, loan demand and business opportunities are expected to remain buoyant as a result of strong business sentiment.

In the years ahead, BEA will continue to enhance its products and services and develop alternative revenue streams. Wealth management business, including private banking and structured products, will remain a core business development focus in the near future. Furthermore, BEA will continue to enhance the market leading corporate services and share registration services of Tricor and the insurance businesses of Blue Cross. The Bank will also continue to identify potential opportunities for acquisitions and strategic alliances, both locally and in overseas markets.

BEA has enjoyed satisfactory growth in its overseas markets, particularly in the United States, Canada, and Southeast Asia. BEA will continue to broaden and enhance its businesses in China to capture the opportunities arising from the changing regulatory and operating environment on the Mainland. BEA aims to provide high quality, innovative products and further extend its retail network to maintain its leading position in China.

Enhancing operational efficiency will continue to be a primary focus of the Bank. Following the centralisation of back office functions to Millennium City 5 in Kwun Tong, BEA will continue to realise the associated synergies in the coming years. The identification and relocation of appropriate operating functions to the Mainland will remain a core focus over the next year. In addition, BEA will continue to enhance its systems, risk management and corporate governance to ensure that the Group's products and services meet the highest standards and are offered to customers in a professional, timely and reliable manner.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 30th June, 2006, the interests and short positions of the Directors and Chief Executive of the Bank in the shares, underlying shares and debentures of the Bank and its associated corporations as recorded in the Register required to be kept under section 352 of the Securities and Futures Ordinance (the "SFO") were as follows:

I. Long positions in shares of the Bank:

Name	Capacity and nature	No. of shares	Total	% of issued share capital
David LI Kwok-po	Beneficial owner Interest of spouse	28,455,577 687,850	29,143,427[1]	1.90
LI Fook-wo	Beneficial owner Founder of discretionary trust	1,235,804 30,955,378	32,191,182[2]	2.09
WONG Chung-hin	Beneficial owner Interest of spouse	46,810 344,131	390,941[3]	0.03
LEE Shau-kee	Beneficial owner Interest of corporation	647,985 1,000,000	1,647,985[4]	0.11
Allan WONG Chi-yun	Interest of spouse Founder of discretionary trust	124 10,482,901	10,483,025[5]	0.68
Aubrey LI Kwok-sing	Beneficial owner Interest of spouse Beneficiary of discretionary trust	23,391 15,644 30,955,378	30,994,413[6]	2.02
Joseph PANG Yuk-wing	Beneficial owner	880,000	880,000	0.06
William MONG Man-wai	Beneficial owner Interest of corporation	876,602 5,242,661	6,119,263[7]	0.40
CHAN Kay-cheung	Beneficial owner	908,200	908,200	0.06
Winston LO Yau-lai	—	—	Nil	Nil
KHOO Kay-peng	Interest of corporation	1,000,000	1,000,000[8]	0.07
Thomas KWOK Ping-kwong	—	—	Nil	Nil
Richard LI Tzar-kai	—	—	Nil	Nil
TAN Man-kou	—	—	Nil	Nil
Kenneth LO Chin-ming	—	—	Nil	Nil
Eric LI Fook-chuen	Beneficial owner Founder and beneficiary of discretionary trust Interest of corporation	1,040,201 18,769,731 14,039,595	33,849,527[9]	2.20
Stephen Charles LI Kwok-sze	Beneficial owner Interest of children Beneficiary of discretionary trusts	11,224,241 440,533 12,579,302	24,244,076[10]	1.58

Notes:

1. *David LI Kwok-po was the beneficial owner of 28,455,577 shares and he was deemed to be interested in 687,850 shares through the interests of his spouse, Penny POON Kam-chui.*

2. *LI Fook-wo was the beneficial owner of 1,235,804 shares. The remaining 30,955,378 shares were held by The Fook Wo Trust, of which LI Fook-wo was the founder, but he had no influence on how the trustee exercises his discretion. The disclosure of these 30,955,378 shares was made on a voluntary basis. Aubrey LI Kwok-sing was also interested in this same block of 30,955,378 shares as one of the discretionary beneficiaries of the trust (please refer to note 6 below).*

3. *WONG Chung-hin was the beneficial owner of 46,810 shares and he was deemed to be interested in 344,131 shares through the interests of his spouse, LAM Mei-lin.*

4. *LEE Shau-kee was the beneficial owner of 647,985 shares.*

   LEE Shau-kee was deemed to be interested in 1,000,000 shares held through Superfun Enterprises Limited ("Superfun"). Superfun was wholly owned by The Hong Kong and China Gas Company Limited which was 38.46% held by Henderson Investment Limited which in turn was 67.94% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("Henderson Land").

   Henderson Land was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by LEE Shau-kee.

5. *Allan WONG Chi-yun was deemed to be interested in 124 shares through the interests of his spouse, Margaret KWOK Chi-wai. He was also deemed to be interested in 10,482,901 shares held by a discretionary trust, The Wong Chung Man 1984 Trust, of which Allan WONG Chi-yun was a founder.*

6. *Aubrey LI Kwok-sing was the beneficial owner of 23,391 shares and he was deemed to be interested in 15,644 shares through the interests of his spouse, Elizabeth WOO. The remaining 30,955,378 shares were held by The Fook Wo Trust, a discretionary trust in which Aubrey LI Kwok-sing was one of the discretionary beneficiaries. LI Fook-wo had also made disclosure in respect of the same block of 30,955,378 shares as founder of the discretionary trust (please refer to note 2 above).*

7. *William MONG Man-wai was the beneficial owner of 876,602 shares. Of the remaining 5,242,661 shares, (i) 4,502,798 shares were held through Shun Hing Electronic Trading Co. Ltd., (ii) 668,323 shares were held through Shun Hing Technology Co. Ltd., and (iii) 71,540 shares were held through Shun Hing Advertising Co. Ltd. Such corporations are accustomed to act in accordance with the directions or instructions of William MONG Man-wai who is the Chairman of these corporations.*

8. *KHOO Kay-peng was deemed to be interested in 1,000,000 shares which were held through Bonham Industries Limited, a company in which he held 99.9% of the issued capital.*

9. *Eric LI Fook-chuen was the beneficial owner of 1,040,201 shares, and 18,769,731 shares were held by New Jerico Limited in the capacity of trustee of The Jerico Unit Trust. Eric LI Fook-chuen is the sole director of New Jerico Limited. All the units in The Jerico Unit Trust are held by The New Elico Trust, of which Eric LI Fook-chuen is the founder and a discretionary beneficiary. Eric LI Fook-chuen was also deemed to be interested in 14,039,595 shares held by The Kowloon Dairy Limited of which he is the Chairman and Chief Executive Officer.*

10. *Stephen Charles LI Kwok-sze was the beneficial owner of 11,224,241 shares, and he was deemed to be interested in 440,533 shares through the interests of his children under the age of 18. 12,429,738 shares were held by a discretionary trust of which Stephen Charles LI Kwok-sze, his spouse and his children under the age of 18 are beneficiaries; and 149,564 shares were held by a discretionary trust of which his children under the age of 18 are beneficiaries.*

II. Long positions in (in respect of equity derivatives) underlying shares of the Bank:

Shares options, being unlisted physically settled equity derivatives, to subscribe for the ordinary shares of the Bank were granted to David LI Kwok-po, Joseph PANG Yuk-wing and CHAN Kay-cheung pursuant to the approved Staff Share Option Schemes. Information in relation to these shares options during the six months ended 30th June, 2006 was shown in the following section under the heading "Information on Share Options".

III. Interests in debentures of the Bank:

Name	Capacity and nature	Amount of debentures
Richard LI Tzar-kai	Founder of discretionary trust *(Note)*	US$4,000,000
Richard LI Tzar-kai	Founder of discretionary trust *(Note)*	HK$50,000,000

Note: These interests were held through a discretionary investment company, PCI Investment Management Limited, being a controlled corporation of two discretionary trusts, The Ocean Trust and The Starlite Trust, of which Richard LI Tzar-kai was the founder.

Save as disclosed above, no other interest or short position in the shares, underlying shares or debentures of the Bank or any of its associated corporations were recorded in the Register.

INFORMATION ON SHARE OPTIONS

Information in relation to share options disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") was as follows:

(1) Movement of share options during the six months ended 30th June, 2006:

Name	Date of Grant[a]	Number of Share Options: Outstanding at 1/1/2006	Granted	Exercised	Lapsed	Outstanding at 30/6/2006
David LI Kwok-po	19/4/2001	850,000	—	850,000[c]	—	Nil
	18/4/2002	850,000	—	—	—	850,000
	02/5/2003	1,000,000	—	—	—	1,000,000
	22/4/2004	1,000,000	—	—	—	1,000,000
	03/5/2005	1,000,000	—	—	—	1,000,000
	03/5/2006	—	1,000,000[b]	—	—	1,000,000
Joseph PANG Yuk-wing	19/4/2001	400,000	—	400,000[c]	—	Nil
	18/4/2002	400,000	—	—	—	400,000
	02/5/2003	500,000	—	—	—	500,000
	22/4/2004	500,000	—	—	—	500,000
	03/5/2005	500,000	—	—	—	500,000
	03/5/2006	—	500,000[b]	—	—	500,000
CHAN Kay-cheung	19/4/2001	400,000	—	400,000[c]	—	Nil
	18/4/2002	400,000	—	—	—	400,000
	02/5/2003	500,000	—	—	—	500,000
	22/4/2004	500,000	—	—	—	500,000
	03/5/2005	500,000	—	—	—	500,000
	03/5/2006	—	500,000[b]	—	—	500,000
Aggregate of other Employees*	19/4/2001	365,000	—	365,000[c]	—	Nil
	18/4/2002	635,000	—	285,000[c]	—	350,000
	02/5/2003	4,270,000	—	2,645,000[c]	—	1,625,000
	22/4/2004	12,350,000	—	6,290,000[c]	50,000	6,010,000
	03/5/2005	13,990,000	—	2,490,000[c]	205,000	11,295,000
	03/5/2006	—	1,250,000[b]	—	—	1,250,000

* *Employees working under employment contracts that were regarded as "Continuous Contracts" for the purpose of the Hong Kong Employment Ordinance.*

Notes:

a. *Particulars of share options:*

Date of Grant	*Vesting Period*	*Exercise Period*	*Exercise Price Per Share HK$*
19/4/2001	*19/4/2001 — 18/4/2002*	*19/4/2002 — 19/4/2006*	*16.96*
18/4/2002	*18/4/2002 — 17/4/2003*	*18/4/2003 — 18/4/2007*	*15.80*
02/5/2003	*02/5/2003 — 01/5/2004*	*02/5/2004 — 02/5/2008*	*14.90*
22/4/2004	*22/4/2004 — 21/4/2005*	*22/4/2005 — 22/4/2009*	*23.23*
03/5/2005	*03/5/2005 — 02/5/2006*	*03/5/2006 — 03/5/2010*	*22.95*
03/5/2006	*03/5/2006 — 02/5/2007*	*03/5/2007 — 03/5/2011*	*33.05*

b. (i) *The closing price of the shares of the Bank immediately before 3rd May, 2006 on which the options were granted was HK$33.00.*

(ii) *Fair value of share options granted during the six months ended 30th June, 2006 and assumptions:*

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share option granted is measured based on a trinomial lattice model. The contractual life of the option is used as an input into this model.

	30/06/2006
Fair value at measurement date	*HK$6.38*
Share price	*HK$33.05*
Exercise price	*HK$33.05*
Expected volatility (expressed as weighted average volatility used in the modelling under trinomial lattice model)	*23.27%*
Option life	*5 years*
Expected dividends	*7.35%*
Risk-free interest rate (based on Exchange Fund Notes)	*4.63%*

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

c. *The half-year weighted average ("HWA") closing price of the shares of the Bank immediately before the date on which the Options were exercised during the six months ended 30th June, 2006:*

Date of Grant	*No. of Options Exercised*	*Exercise Price Per Share*	*HWA Closing Price*
		HK$	*HK$*
19/4/2001	*2,015,000*	*16.96*	*26.56*
18/4/2002	*285,000*	*15.80*	*28.04*
02/5/2003	*2,645,000*	*14.90*	*27.24*
22/4/2004	*6,290,000*	*23.23*	*28.40*
03/5/2005	*2,490,000*	*22.95*	*31.21*

(2) No share options were cancelled during the six months ended 30th June, 2006.

(3) The accounting policy adopted for share options:

Share options are granted to employees to acquire shares of the Bank. For option schemes adopted before 2002, the option price was 95% of the average closing price of the existing shares of the Bank for the last five business days immediately preceding the date of offer. At the date of offer or the date of grant, no employee benefit cost or obligation is recognised.

For option schemes adopted in and after 2002, the option exercise price equals the fair value of the underlying shares at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received. The fair value of share options granted to employees is recognised as an expense in the profit and loss account with a corresponding increase in a capital reserve within equity. The fair value is measured at the grant date using the trinomial model, taking into account terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to those share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged or credited to the profit and loss account for the year of the review unless the original expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Bank's shares.

The equity amount is recognised in capital reserve until either the option is exercised (when it is transferred to share premium) or the option expires (when it is released directly to retained profits).

Save as disclosed above, as at 30th June, 2006, none of the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Bank or any of its associated corporations.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS

As at 30th June, 2006, the interests and short positions of Substantial Shareholders and Other Persons of the Bank in the shares and underlying shares of the Bank as recorded in the Register required to be kept under section 336 of the SFO were as follows:

Long position in shares of the Bank:

Name	Capacity and nature	No. of shares	% on issued share capital
Silchester International Investors Limited	Investment Manager	122,982,200*	8.00
Silchester International Investors International Value Equity Trust	Collective Investment Scheme	79,124,500*	5.15
East Asia International Trustees Limited	Trustee	83,137,567	5.41

* *The Bank was informally notified by Silchester International Investors Limited of these shareholdings and these increases in shareholdings were not required to be disclosed under Part XV of the SFO. As Silchester International Investors Limited controls the securities held by Silchester International Investors International Value Equity Trust, the 122,982,200 shares included the 79,124,500 shares held by Silchester International Investors International Value Equity Trust.*

Save as disclosed above, no other interest or short position in the shares or underlying shares of the Bank were recorded in the Register.

DEALING IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the six months ended 30th June, 2006.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

Being the largest independent local bank in Hong Kong, the Bank is committed to meeting the highest corporate governance standards. The Board considers such commitment essential in balancing the interests of shareholders, customers and employees; and in upholding accountability and transparency.

BEA has complied with all the Code Provisions set out in Appendix 14 Code on Corporate Governance Practices of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the accounting period for the six months ended 30th June, 2006, except for the following deviations:

Code Provision A.2.1

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Dr. The Hon. Sir David LI Kwok-po is the Chairman and Chief Executive of the Bank. The Board considers that this structure will not impair the balance of power and authority between the Board and the Management of the Bank. The balance of power and authority is ensured by the operations of the Board, which comprises experienced and high calibre individuals and meets regularly every two months to discuss issues affecting operations of the Bank. There is a strong independence element in the composition of the Board. Out of the 17 Board members, seven are Independent Non-executive Directors. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Bank to make and implement decisions promptly and efficiently. The Board has full confidence in Sir David, and believes that his appointment to the posts of Chairman and Chief Executive is beneficial to the business prospects and management of the Bank.

Code Provision A.4.1 and A.4.2

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election.

Code Provision A.4.2 stipulates that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

At the Annual General Meeting of the Bank held on 7th April, 2006, a special resolution was passed to amend the relevant Articles of Association of the Bank which provide that every Director appointed by the Board during the year shall retire at the next general meeting; every Director shall be subject to retirement at least once every three years.

Code Provisions A.4.1 and A.4.2 have been fully complied with since 7th April, 2006.

COMPLIANCE WITH MODEL CODE

The Bank has established its own code for securities transactions by Directors and Chief Executive, i.e. Policy on Insider Trading — Directors and Chief Executive ("Own Code"), on terms no less exacting than the required standard set out in Appendix 10 — Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") of the Listing Rules.

Having made specific enquiry of all Directors of the Bank, during the six months ended 30th June, 2006, Directors of the Bank have complied with the required standard set out in the Own Code and in the Model Code.

The Bank has also established a Policy on Insider Trading — Group Personnel to be observed by the employees of the Bank or directors or employees of the Bank's subsidiaries, in respect of their dealings in the securities of the Bank.

By order of the Board
David LI Kwok-po
Chairman & Chief Executive

Hong Kong, 4th August, 2006.

As at the date of this report, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo; Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

東亞銀行有限公司

2006年度中期報告

(股份代號：23)



目錄

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

(股份代號：23)

2006年度中期報告

中期業績

東亞銀行有限公司(「本行」)董事會欣然宣布本集團截至2006年6月30日止6個月未經審核的業績[1]。編製此中期財務報表的基礎，跟2005年度賬項所採納的會計政策及方法是一致的。此中期財務報表是未經審核的，但畢馬威會計師事務所，已按照香港會計師公會頒布之《核數準則》第700號「中期財務報表的審閱」，審閱此中期財務報表。畢馬威會計師事務所致本行董事會之獨立審閱報告刊載於第26頁。

A. 綜合損益賬

	截至30/6/2006止6個月	截至30/6/2005止6個月 重報	截至31/12/2005止6個月
	港幣千元	港幣千元	港幣千元
利息收入	5,900,286	3,047,295	4,759,239
利息支出	(3,591,983)	(1,378,704)	(2,667,572)
淨利息收入	2,308,303	1,668,591	2,091,667
服務費及佣金收入	902,888	770,975	827,025
服務費及佣金支出	(127,335)	(107,948)	(121,948)
服務費及佣金淨額	775,553	663,027	705,077
交易溢利淨額	73,987	250,379	325,645
指定為通過損益以反映公平價值金融工具的淨表現	232,893	12,768	(55,314)
其他經營收入	153,772	158,670	132,028
經營收入	3,544,508	2,753,435	3,199,103
經營支出	(1,636,734)	(1,410,489)	(1,577,558)
未扣除減值準備之經營溢利	1,907,774	1,342,946	1,621,545
貸款減值(損失)／回撥	(154,668)	24,314	(165,799)
持至到期投資減值回撥／(損失)	12,828	(11,902)	(21,328)
可供出售金融資產減值(損失)／回撥	—	(326)	1
商譽減值損失	(23,698)	—	—
聯營公司減值回撥／(損失)	3,779	3,903	(10,741)
行址減值回撥／(損失)	10,915	(953)	(209,187)
減值損失	(150,844)	15,036	(407,054)
	1,756,930	1,357,982	1,214,491
出售持至到期投資之淨虧損	(444)	(630)	—
出售可供出售金融資產之淨溢利	3,390	6,604	379
出售附屬公司／聯營公司之淨溢利	1,330	607	17
出售固定資產之淨(虧損)／溢利	(3,964)	35,260	330,181
重估投資物業盈利	40,478	—	234,221
應佔聯營公司溢利減虧損	47,754	(2,762)	36,493
期內除稅前溢利	1,845,474	1,397,061	1,815,782
所得稅			
本期稅項[2]			
— 香港	(175,971)	(169,393)	(90,447)
— 海外	(99,603)	(59,377)	(51,658)
遞延稅項	21,552	34,541	(90,528)
期內除稅後溢利	1,591,452	1,202,832	1,583,149
可歸屬於：			
集團股東	1,565,334	1,182,965	1,565,760
少數股東權益	26,118	19,867	17,389
除稅後溢利	1,591,452	1,202,832	1,583,149
銀行本身的溢利	1,317,809	1,117,827	1,497,724
擬派股息	661,067	495,997	1,404,514

	截至30/6/2006 止6個月	截至30/6/2005 止6個月 重報	截至31/12/2005 止6個月
	港幣	港幣	港幣
每股			
— 基本盈利[3]	1.03	0.79	1.04
— 攤薄盈利[3]	1.02	0.79	1.04
— 股息	0.43	0.33	0.93

B. 綜合資產負債表

	30/6/2006	30/6/2005 重報	31/12/2005
	港幣千元	港幣千元	港幣千元
資產			
現金及在銀行和其他金融機構的結存	4,656,612	4,335,387	4,525,587
在銀行及其他金融機構的存款	60,104,309	30,730,889	45,347,255
貿易票據	515,862	1,597,825	612,587
交易用途資產	2,780,100	2,430,205	3,245,579
指定為通過損益以反映公平價值的金融資產	8,393,781	10,228,709	10,157,707
客戶貸款及其他賬項	155,363,188	133,979,107	144,836,789
可供出售金融資產	9,722,885	7,467,976	8,399,121
持至到期投資	12,733,752	12,962,924	13,016,959
聯營公司投資	921,424	753,998	768,580
固定資產	5,515,085	5,275,474	5,355,899
— 投資物業	949,146	508,155	950,586
— 其他物業及設備	4,565,939	4,767,319	4,405,313
商譽	2,583,500	2,455,056	2,494,950
遞延稅項資產	47,034	73,811	38,469
資產總額	263,337,532	212,291,361	238,799,482
股東權益及負債			
銀行及其他金融機構的存款及結餘	19,490,905	11,561,199	13,785,419
客戶存款	192,727,638	160,461,840	175,894,925
— 活期存款及往來賬戶	12,328,246	11,883,561	10,864,801
— 儲蓄存款	38,526,992	39,043,427	35,497,574
— 定期及通知存款	141,872,400	109,534,852	129,532,550
交易用途負債	1,567,047	1,511,171	1,936,999
已發行存款證	9,043,977	6,519,136	6,431,391
— 通過損益以反映公平價值	2,707,710	2,823,480	3,047,652
— 攤銷成本	6,336,267	3,695,656	3,383,739
本期稅項	388,413	303,372	261,695
遞延稅項負債	466,015	678,241	627,485
其他賬項及準備	6,111,510	4,189,855	6,908,260
借貸資本	8,026,326	4,360,609	8,548,780
— 通過損益以反映公平價值	4,149,058	4,360,609	8,548,780
— 攤銷成本	3,877,268	—	—
負債總額	237,821,831	189,585,423	214,394,954
股本	3,843,413	3,757,553	3,775,575
儲備	21,372,893	18,759,472	20,421,790
歸屬於集團股東權益總額	25,216,306	22,517,025	24,197,365
少數股東權益	299,395	188,913	207,163
股東權益總額	25,515,701	22,705,938	24,404,528
股東權益及負債總額	263,337,532	212,291,361	238,799,482

C. 綜合權益變動表

	截至30/6/2006止6個月	截至30/6/2005止6個月
	港幣千元	港幣千元
於1月1日股東權益總額	24,404,528	22,454,582
直接確認於股東權益淨收入		
遞延税項負債淨額(確認)／回撥		
— 行址重估儲備	(1,148)	2,530
— 可供出售金融資產重估儲備	(52,457)	—
行址轉作投資物業所產生的重估盈餘	10,102	—
股權支付交易產生的資本儲備	11,703	17,361
可供出售金融資產於出售時轉回	2,076	—
可供出售金融資產之公平價值變動	184,153	(9,548)
匯兑及其他調整	57,279	895
	211,708	11,238
期內溢利		
可歸屬於：		
集團股東	1,565,334	1,182,965
少數股東權益	26,118	19,867
	1,591,452	1,202,832
期內已確認的收入和支出(其中少數股東應佔權益港幣26,118,000元(截至2005年6月30日止6個月：港幣19,867,000元))	1,803,160	1,214,070
期內已派發股息	(1,410,856)	(1,195,300)
與集團股東進行資本交易所產生的股東權益變動：		
根據僱員認股計劃發行的股份	281,350	49,459
以股代息發行的股份	371,906	179,760
資本費用	(132)	(42)
	653,124	229,177
少數股東權益變動		
購入附屬公司	2,698	—
權益減少	—	3,409
應佔可供出售金融資產之重估盈餘	63,047	—
	65,745	3,409
於6月30日結餘	25,515,701	22,705,938

D. 簡略綜合現金流量表

	截至30/6/2006止6個月 港幣千元	截至30/6/2005止6個月 港幣千元
源自／(用於)經營業務之現金	13,785,812	(8,739,522)
支付稅項	(154,741)	(100,749)
源自／(用於)經營業務活動之現金淨額	13,631,071	(8,840,271)
(用於)／源自投資活動之現金淨額	(1,796,063)	321,057
源自融資活動之現金淨額	999,295	1,114,381
現金及等同現金項目淨增／(減)額	12,834,303	(7,404,833)
於1月1日之現金及等同現金項目	52,283,962	41,204,335
於6月30日之現金及等同現金項目	65,118,265	33,799,502
源自經營業務活動的現金流量包括：		
利息收入	6,473,155	3,784,245
利息支出	4,098,870	1,425,819

附註：

(1) 此中期報告所載的財務資料，並不構成本集團截至2005年12月31日止年度及截至2006年6月30日止6個月的法定賬項，但跟該等法定賬項比較未有重大改變。截至2005年12月31日止年度的法定賬項，可於本行註冊行址取得。於2006年2月10日的核數師報告書中，已對該等賬項表示並無保留意見。

(2) 香港利得稅稅款是以截至2006年6月30日止6個月預計應課稅溢利按稅率17.5%計算。海外附屬公司的稅款按其經營所在國家現行稅率計算。

(3) (a) 每股基本盈利乃按照溢利港幣1,565,334,000元(截至2005年6月30日止6個月：港幣1,182,965,000元)及已發行普通股份的加權平均數1,523,266,272股(截至2005年6月30日止6個月：1,497,491,867股)計算。

(b) 截至2006年6月30日止6個月的每股攤薄盈利乃按照溢利港幣1,565,334,000元(截至2005年6月30日止6個月：港幣1,182,965,000元)及就所有具備潛在攤薄影響的普通股作出調整得出的普通股份的加權平均數1,531,440,619股(截至2005年6月30日止6個月：1,501,798,518股)計算。

(4) 若干於及截至2005年6月30日的比較數字已作重報，以符合本期內及截至2005年12月31日年度之呈報方式。在損益賬內，因作交易用途的資產及負債(如適用)產生的利息收入、利息支出、股息收入分別由「利息收入」、「利息支出」及「其他經營收入」轉入「交易溢利淨額」。指定通過損益以反映公平價值金融工具產生的相同收入及支出，由相關標題轉入「指定通過損益以反映公平價值金融工具的淨表現」。在資產負債表內，國庫債券(包括外匯基金票據)及持有存款證已包括在按《香港會計準則》第39號所適用之金融工具類別內。在銀行及其他金融機構於1個月內到期的存款則包括於在銀行及其他金融機構的存款。

E. 服務費及佣金收入

源自下列服務的服務費及佣金收入：

	截至30/6/2006 止6個月	截至30/6/2005 止6個月	截至31/12/2005 止6個月
	港幣千元	港幣千元	港幣千元
企業服務	292,760	225,474	251,947
貸款、透支及擔保	132,766	150,579	144,767
信用卡	139,518	107,246	128,784
其他零售銀行服務	71,765	78,051	56,659
貿易融資	54,220	51,414	51,044
證券及資產管理	127,067	88,900	103,385
其他	84,792	69,311	90,439
服務費及佣金收入總額	902,888	770,975	827,025

F. 交易溢利淨額

	截至30/6/2006 止6個月	截至30/6/2005 止6個月	截至31/12/2005 止6個月
	港幣千元	港幣千元	港幣千元
外幣買賣溢利	77,702	152,553	141,289
交易用途證券溢利／(虧損)	125,842	(3,821)	110,028
其他買賣活動(虧損)／溢利	(138,382)	14,343	7,779
交易用途資產利息收入			
— 上市	834	403	821
— 非上市	24,598	7,246	17,980
利率掉期合約利息收入	293,135	214,560	291,130
利率掉期合約利息支出	(316,163)	(140,600)	(248,655)
上市交易用途證券股息收入	6,421	5,695	5,273
淨交易溢利總額	73,987	250,379	325,645

G. 指定為通過損益以反映公平價值金融工具的淨表現

	截至30/6/2006 止6個月	截至30/6/2005 止6個月	截至31/12/2005 止6個月
	港幣千元	港幣千元	港幣千元
淨盈利	175,275	47,173	79,307
利息收入			
— 上市	72,943	71,278	97,485
— 非上市	179,908	99,535	142,088
利息支出	(195,336)	(205,369)	(374,388)
上市證券股息收入	103	151	194
	232,893	12,768	(55,314)

H. 其他經營收入

	截至30/6/2006止6個月	截至30/6/2005止6個月	截至31/12/2005止6個月
	港幣千元	港幣千元	港幣千元
可供出售金融資產股息收入			
— 上市	6,970	4,531	3,851
— 非上市	5,726	15,178	10,593
保險箱租金收入	42,983	42,830	42,439
保險業務淨收入	61,634	47,598	41,161
物業租金收入	26,049	23,096	20,098
其他	10,410	25,437	13,886
其他經營收入總額	153,772	158,670	132,028

I. 經營支出

	截至30/6/2006止6個月	截至30/6/2005止6個月	截至31/12/2005止6個月
	港幣千元	港幣千元	港幣千元
定額供款公積金供款	60,556	52,808	54,564
股權支付支出	11,703	17,361	12,435
薪金及其他員工成本	799,776	705,118	756,182
員工成本總額	872,035	775,287	823,181
不包括折舊的物業及設備支出			
—物業租金	95,644	78,912	85,646
—保養、維修及其他	139,105	119,255	124,394
不包括折舊的物業及設備支出總額	234,749	198,167	210,040
固定資產折舊	143,752	119,795	138,768
其他經營支出			
— 通訊、文具及印刷	90,442	85,784	89,350
— 法律及專業服務費用	62,491	57,405	54,711
— 廣告費用	61,994	37,461	87,501
— 業務推廣及商務旅遊	30,070	23,313	25,413
— 有關信用卡支出	24,676	35,556	21,796
— 印花稅、海外及中華人民共和國營業稅、及增值稅	40,974	22,493	30,389
— 保險費	5,456	6,597	6,872
— 發行債務證券費用	2,995	3,680	11,144
— 銀行收費	1,560	2,135	1,802
— 秘書業務的行政費用	8,379	5,396	6,934
— 會員費用	2,895	2,805	2,494
— 銀行牌照費	2,532	776	2,306
— 捐款	14,968	2,471	5,965
— 其他	36,766	31,368	58,892
其他經營支出總額	386,198	317,240	405,569
經營支出總額	1,636,734	1,410,489	1,577,558

J. 交易用途資產

	30/6/2006	30/6/2005	31/12/2005
	港幣千元	港幣千元	港幣千元
國庫債券（包括外匯基金票據）	793,407	995,764	1,494,650
債務證券	161,326	182,016	165,683
股份	765,582	356,199	601,139
信託基金	256,394	245,736	245,682
交易用途證券	1,976,709	1,779,715	2,507,154
衍生工具的正公平值	803,391	650,490	738,425
	2,780,100	2,430,205	3,245,579
發行機構：			
中央政府和中央銀行	793,407	1,003,367	1,494,650
公營機構	162,233	174,412	165,684
銀行及其他金融機構	363,654	275,452	435,494
企業實體	643,809	326,484	411,326
其他實體	13,606	—	—
	1,976,709	1,779,715	2,507,154
按上市地區：			
在香港上市	620,397	290,796	494,508
在香港以外地區上市	191,886	107,019	144,233
	812,283	397,815	638,741
非上市	1,164,426	1,381,900	1,868,413
	1,976,709	1,779,715	2,507,154

K. 指定為通過損益以反映公平價值的金融資產

	30/6/2006	30/6/2005	31/12/2005
	港幣千元	港幣千元	港幣千元
持有的存款證	94,795	48,725	94,290
債務證券	8,286,599	10,170,325	10,053,081
股份	12,387	9,659	10,336
	8,393,781	10,228,709	10,157,707
發行機構：			
中央政府和中央銀行	—	48,251	46,409
公營機構	168,526	176,966	172,022
銀行及其他金融機構	1,027,038	1,677,403	1,264,079
企業實體	7,190,375	8,319,190	8,668,041
其他實體	7,842	6,899	7,156
	8,393,781	10,228,709	10,157,707
按上市地區：			
在香港上市	1,045,040	2,419,277	1,773,428
在香港以外地區上市	1,427,865	2,712,928	1,931,168
	2,472,905	5,132,205	3,704,596
非上市	5,920,876	5,096,504	6,453,111
	8,393,781	10,228,709	10,157,707

L. 客戶貸款及其他賬項

(a) 客戶貸款及其他賬項

		30/6/2006 港幣千元	30/6/2005 港幣千元	31/12/2005 港幣千元
(i)	客戶貸款	149,083,749	128,418,266	138,743,747
	減：減值準備			
	— 個別	(217,838)	(328,920)	(295,575)
	— 整體	(431,926)	(455,474)	(478,995)
		148,433,985	127,633,872	137,969,177
(ii)	其他賬項			
	銀行及其他金融機構貸款	2,682,616	2,319,294	2,424,120
	債券	359,209	284,429	387,934
	存款證	38,834	38,858	38,775
	累計利息	984,115	710,704	985,567
	其他賬項	2,900,536	3,037,971	3,069,729
		6,965,310	6,391,256	6,906,125
	減：減值準備			
	— 個別	(26,660)	(33,858)	(28,570)
	— 整體	(9,447)	(12,163)	(9,943)
		6,929,203	6,345,235	6,867,612
		155,363,188	133,979,107	144,836,789

(b) 客戶貸款 — 按行業分類

客戶貸款總額的行業分類是按照香港金融管理局所採用的類別和定義。

	30/6/2006 港幣千元	30/6/2005 港幣千元	31/12/2005 港幣千元
在香港使用的貸款			
工商金融			
— 物業發展	5,796,535	4,779,394	5,870,869
— 物業投資	20,423,067	16,433,678	19,316,009
— 金融企業	2,190,722	1,485,892	1,867,677
— 股票經紀	294,588	176,836	204,725
— 批發與零售業	1,366,526	1,683,867	1,399,776
— 製造業	1,813,602	1,859,708	1,744,187
— 運輸與運輸設備	3,875,311	4,198,215	4,132,657
— 其他	6,415,811	5,742,204	6,294,634
— 小計	42,176,162	36,359,794	40,830,534
個人			
— 購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇的貸款	1,218,014	1,422,812	1,320,946
— 購買其他住宅物業的貸款	36,409,009	37,991,408	37,188,222
— 信用卡貸款	1,763,962	1,371,012	1,769,653
— 其他	3,946,951	3,600,915	3,571,901
— 小計	43,337,936	44,386,147	43,850,722
在香港使用的貸款總額	85,514,098	80,745,941	84,681,256
貿易融資	3,639,770	4,175,030	3,753,789
在香港以外使用的貸款	59,929,881	43,497,295	50,308,702
客戶貸款總額	149,083,749	128,418,266	138,743,747

(c) 減值客戶貸款

	30/6/2006		30/6/2005		31/12/2005	
	港幣千元	佔客戶貸款總額的百分比	港幣千元	佔客戶貸款總額的百分比	港幣千元	佔客戶貸款總額的百分比
減值客戶貸款總額	1,337,250	0.90	1,689,007	1.32	1,434,979	1.03
個別減值準備	217,838		328,920		295,575	

減值貸款是個別出現客觀減值證據而須個別評估的貸款。

於2006年6月30日、2005年6月30日及2005年12月31日，本集團予銀行及其他金融機構的款項中並無減值貸款，亦無就該等貸款提撥個別減值準備。

M. 可供出售金融資產

	30/6/2006	30/6/2005	31/12/2005
	港幣千元	港幣千元	港幣千元
國庫債券(包括外匯基金票據)	2,783,033	2,681,454	3,083,677
持有的存款證	1,159,918	1,142,974	1,114,810
債務證券	2,832,129	2,887,326	2,956,664
股份	2,691,756	583,301	1,028,231
信託基金	256,049	172,921	215,739
	9,722,885	7,467,976	8,399,121
發行機構：			
中央政府和中央銀行	3,722,100	4,056,327	4,407,841
公營機構	388,716	463,469	472,573
銀行及其他金融機構	3,768,049	1,594,859	1,911,991
企業實體	1,587,953	1,180,381	1,390,960
其他實體	256,067	172,940	215,756
	9,722,885	7,467,976	8,399,121
按上市地區：			
在香港上市	1,330,268	263,647	379,450
在香港以外地區上市	1,641,859	1,307,879	1,592,390
	2,972,127	1,571,526	1,971,840
非上市	6,750,758	5,896,450	6,427,281
	9,722,885	7,467,976	8,399,121

N. 持至到期投資

	30/6/2006	30/6/2005	31/12/2005
	港幣千元	港幣千元	港幣千元
國庫債券（包括外匯基金票據）	45,412	45,110	45,193
持有的存款證	1,409,223	1,384,499	1,324,571
債務證券	11,279,117	11,545,355	11,678,082
	12,733,752	12,974,964	13,047,846
減：減值準備 — 個別評估	—	(12,040)	(30,887)
	12,733,752	12,962,924	13,016,959
發行機構：			
中央政府和中央銀行	7,687,075	7,790,363	7,728,378
公營機構	799,699	871,459	720,820
銀行及其他金融機構	3,193,700	3,190,014	3,329,907
企業實體	1,053,278	1,111,088	1,215,681
其他實體	—	—	22,173
	12,733,752	12,962,924	13,016,959
按上市地區：			
在香港上市	58,087	45,187	55,487
在香港以外地區上市	1,968,347	1,633,133	1,957,404
	2,026,434	1,678,320	2,012,891
非上市	10,707,318	11,284,604	11,004,068
	12,733,752	12,962,924	13,016,959
市值：			
上市證券	1,984,421	1,704,541	2,003,701
非上市證券	10,441,192	11,215,986	10,828,860
	12,425,613	12,920,527	12,832,561

O. 分部報告

本集團就其業務及地區的分部編製分部資料。由於業務分部較切合本集團內部財務資料匯報形式，故此採用此業務分部資料為基本報告形式。

個人金融服務包括分行營運、個人電子網絡銀行服務、消費性貸款、按揭貸款、信用卡業務及提供予個人客戶的私人銀行服務。

企業銀行業務包括企業借貸及銀團貸款、資產融資、商業貸款、中小型企業貸款、證券業務貸款、信託服務、強制性公積金業務及企業電子網絡銀行服務。

投資銀行業務包括財資運作、股票經紀及買賣、及提供網上證券買賣服務。

企業服務包括公司秘書服務、證券登記及商業服務、及離岸企業及信託服務。

其他業務包括銀行保險、保險業務及與地產有關的業務。

未分類的業務項目主要包括中央管理層、行址、以及其他未能合理分配予特定業務分部的業務活動。

	截至30/6/2006止6個月							
	個人金融服務	企業銀行	投資銀行	企業服務	其他	未分類	分部間之交易抵銷	綜合總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
淨利息收入	1,176,277	1,269,941	(141,111)	208	3,556	(568)	—	2,308,303
源自外界客戶的其他經營收入	240,980	207,672	406,138	292,774	80,732	7,909	—	1,236,205
分部間之交易收入	—	—	—	—	—	71,752	(71,752)	—
經營收入總額	1,417,257	1,477,613	265,027	292,982	84,288	79,093	(71,752)	3,544,508
經營支出	(734,253)	(385,641)	(164,872)	(171,147)	(74,449)	(106,372)	—	(1,636,734)
分部間之交易	(58,429)	(7,583)	(2,893)	—	(391)	(2,456)	71,752	—
未扣除減值準備之經營溢利／(虧損)	624,575	1,084,389	97,262	121,835	9,448	(29,735)	—	1,907,774
貸款減值損失	10,004	(164,923)	1,238	(232)	(755)	—	—	(154,668)
商譽減值損失	—	—	—	—	(23,698)	—	—	(23,698)
行址減值損失回撥	—	—	—	—	—	10,915	—	10,915
可供出售金融資產、持至到期投資及聯營公司之減值損失	—	3,779	12,828	—	—	—	—	16,607
	634,579	923,245	111,328	121,603	(15,005)	(18,820)	—	1,756,930
出售固定資產、可供出售的金融資產、持至到期投資、附屬公司及聯營公司之溢利	—	—	2,945	—	1,308	(3,941)	—	312
重估投資物業盈餘	—	—	—	—	40,478	—	—	40,478
應佔聯營公司溢利減虧損	1,068	10,221	3,311	—	34,098	(944)	—	47,754
除税前溢利／(虧損)	635,647	933,466	117,584	121,603	60,879	(23,705)	—	1,845,474
所得税	(88,527)	(128,814)	(15,953)	(16,969)	(3,759)	—	—	(254,022)
期內除税後溢利／(虧損)	547,120	804,652	101,631	104,634	57,120	(23,705)	—	1,591,452
可歸屬於：								
集團股東	547,120	804,652	101,628	77,795	57,844	(23,705)	—	1,565,334
少數股東權益	—	—	3	26,839	(724)	—	—	26,118
期內除税後溢利／(虧損)	547,120	804,652	101,631	104,634	57,120	(23,705)	—	1,591,452
期內折舊	(54,737)	(26,920)	(10,697)	(6,327)	(3,517)	(41,554)	—	(143,752)

	截至30/6/2005止6個月（重報）							
	個人金融服務	企業銀行	投資銀行	企業服務	其他	未分類	分部間之交易抵銷	綜合總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
淨利息收入	719,904	827,873	124,284	49	(3,848)	329	—	1,668,591
源自外界客戶的其他經營收入	243,100	100,683	431,020	227,221	73,054	9,766	—	1,084,844
分部間之交易收入	—	—	—	—	—	61,329	(61,329)	—
經營收入總額	963,004	928,556	555,304	227,270	69,206	71,424	(61,329)	2,753,435
經營支出	(650,896)	(324,465)	(147,273)	(122,896)	(73,961)	(90,998)	—	(1,410,489)
分部間之交易	(50,745)	(5,970)	(2,471)	—	(124)	(2,019)	61,329	—
未扣除減值準備之經營溢利／（虧損）	261,363	598,121	405,560	104,374	(4,879)	(21,593)	—	1,342,946
貸款減值損失	39,761	(19,953)	2,154	(2,791)	5,143	—	—	24,314
行址減值損失	—	—	—	—	—	(953)	—	(953)
可供出售金融資產、持至到期投資及聯營公司減值損失	—	3,934	(12,228)	—	—	(31)	—	(8,325)
	301,124	582,102	395,486	101,583	264	(22,577)	—	1,357,982
出售固定資產、可供出售金融資產、持至到期投資及附屬公司／聯營公司之淨溢利	—	—	5,974	—	592	35,275	—	41,841
應佔聯營公司溢利減虧損	313	12,839	(8,922)	—	(8,575)	1,583	—	(2,762)
除税前溢利／（虧損）	301,437	594,941	392,538	101,583	(7,719)	14,281	—	1,397,061
所得税	(42,167)	(81,518)	(56,210)	(14,217)	(117)	—	—	(194,229)
期內除税後溢利／（虧損）	259,270	513,423	336,328	87,366	(7,836)	14,281	—	1,202,832
可歸屬於：								
集團股東	259,270	513,423	336,328	67,405	(7,742)	14,281	—	1,182,965
少數股東權益	—	—	—	19,961	(94)	—	—	19,867
期內除税後溢利／（虧損）	259,270	513,423	336,328	87,366	(7,836)	14,281	—	1,202,832
期內折舊	(45,731)	(23,990)	(10,712)	(3,767)	(1,660)	(33,935)	—	(119,795)

P. 資產及負債的剩餘期限分析

	30/6/2006						
	即時還款	3個月以下	3個月以上至1年	1年以上至5年	5年以上	無註明日期或逾期	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
資產							
現金及在銀行和其他金融機構的結存	4,656,612	—	—	—	—	—	4,656,612
在銀行和其他金融機構的存款	235,334	58,457,304	1,411,671	—	—	—	60,104,309
貿易票據	35,093	444,218	26,396	—	—	10,155	515,862
交易用途資產	—	597,084	196,322	128,232	33,094	1,825,368	2,780,100
指定為通過損益以反映公平價值的金融工具	—	359,538	700,548	7,258,926	63,313	11,456	8,393,781
貸款及其他賬項	4,192,480	23,122,980	18,442,725	51,591,669	51,832,450	6,180,884	155,363,188
可供出售金融資產	—	3,060,624	923,732	2,912,358	718,256	2,107,915	9,722,885
持至到期投資	—	1,427,209	2,847,936	7,070,395	1,388,212	—	12,733,752
無註明日期資產	—	—	—	—	—	9,067,043	9,067,043
資產總額	9,119,519	87,468,957	24,549,330	68,961,580	54,035,325	19,202,821	263,337,532
負債							
銀行和其他金融機構的存款及結餘	725,792	7,617,716	8,900,893	2,143,331	103,173	—	19,490,905
客戶存款	51,298,352	127,848,616	8,951,257	4,629,413	—	—	192,727,638
— 活期及來往賬戶	12,328,246	—	—	—	—	—	12,328,246
— 儲蓄存款	38,526,992	—	—	—	—	—	38,526,992
— 定期及通知存款	443,114	127,848,616	8,951,257	4,629,413	—	—	141,872,400
交易用途負債	—	697,009	—	32,789	286	836,963	1,567,047
已發行存款證	—	1,125,366	4,633,077	3,285,534	—	—	9,043,977
本期稅項	—	—	388,413	—	—	—	388,413
借貸資本	—	—	—	3,877,268	4,149,058	—	8,026,326
無註明日期負債	—	—	—	—	—	6,577,525	6,577,525
負債總額	52,024,144	137,288,707	22,873,640	13,968,335	4,252,517	7,414,488	237,821,831
淨負債差距	(42,904,625)	(49,819,750)	1,675,690	54,993,245	49,782,808		

	31/12/2005						
	即時還款	3個月以下	3個月以上至1年	1年以上至5年	5年以上	無註明日期或逾期	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
資產							
現金及在銀行和其他金融機構的結存	4,525,587	—	—	—	—	—	4,525,587
在銀行和其他金融機構的存款	—	43,654,951	1,692,304	—	—	—	45,347,255
貿易票據	6,766	552,530	53,291	—	—	—	612,587
交易用途資產	—	1,494,650	—	128,082	37,602	1,585,245	3,245,579
指定為通過損益以反映公平價值的金融工具	—	316,897	1,790,375	7,723,154	316,945	10,336	10,157,707
貸款及其他賬項	4,410,325	20,171,366	18,902,982	47,009,838	48,038,008	6,304,270	144,836,789
可供出售金融資產	—	3,349,857	922,242	2,035,688	838,085	1,253,249	8,399,121
持至到期投資	—	1,367,038	3,303,891	6,827,973	1,488,166	29,891	13,016,959
無註明日期資產	—	—	—	—	—	8,657,898	8,657,898
資產總額	8,942,678	70,907,289	26,665,085	63,724,735	50,718,806	17,840,889	238,799,482
負債							
銀行和其他金融機構的存款及結餘	1,368,095	6,787,961	5,258,857	274,411	96,095	—	13,785,419
客戶存款	47,711,252	115,613,139	8,065,248	4,505,286	—	—	175,894,925
一 活期及來往賬戶	10,864,801	—	—	—	—	—	10,864,801
一 儲蓄存款	35,497,574	—	—	—	—	—	35,497,574
一 定期及通知存款	1,348,877	115,613,139	8,065,248	4,505,286	—	—	129,532,550
交易用途負債	1,229,881	—	—	—	—	707,118	1,936,999
已發行存款證	—	1,497,709	1,999,760	2,933,922	—	—	6,431,391
本期稅項	—	—	261,695	—	—	—	261,695
借貸資本	—	—	—	—	8,548,780	—	8,548,780
無註明日期負債	—	—	—	—	—	7,535,745	7,535,745
負債總額	50,309,228	123,898,809	15,585,560	7,713,619	8,644,875	8,242,863	214,394,954
淨負債差距	(41,366,550)	(52,991,520)	11,079,525	56,011,116	42,073,931		

Q. 遞延稅項資產及負債確認

確認於綜合資產負債表中遞延稅項(資產)／負債的組成部分及期內之變動如下：

遞延稅項源自：	超過有關折舊的折舊免稅額	合夥租賃交易	物業重估	金融資產的減值損失	可供出售證券重估	稅損	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於2006年1月1日	296,226	211,553	154,399	(49,124)	—	(25,512)	1,474	589,016
投資撇銷額	—	(206,875)	—	—	—	—	—	(206,875)
其他變動	—	—	—	—	—	7,726	63	7,789
綜合損益賬內撇銷／(存入)	(14,887)	(4,678)	—	(6,215)	—	2,508	1,720	(21,552)
由儲備轉入	—	—	1,148	—	52,457	—	—	53,605
因購入附屬公司的增置	44	—	—	—	—	—	(1,540)	(1,496)
匯兑及其他調整	(93)	—	—	(183)	—	(1,223)	(7)	(1,506)
於2006年6月30日	281,290	—	155,547	(55,522)	52,457	(16,501)	1,710	418,981
於2005年1月1日	315,211	382,210	192,217	(78,394)	—	(73,277)	1,653	739,620
投資撇銷額	—	(167,276)	—	—	—	—	—	(167,276)
綜合損益賬內撇銷／(存入)	(18,884)	(3,381)	—	29,109	—	44,510	4,633	55,987
存入儲備	—	—	(37,818)	—	—	—	—	(37,818)
匯兑及其他調整	(101)	—	—	161	—	3,255	(4,812)	(1,497)
於2005年12月31日	296,226	211,553	154,399	(49,124)	—	(25,512)	1,474	589,016

R. 儲備

	30/6/2006	30/6/2005	31/12/2005
	港幣千元	港幣千元	港幣千元
股份溢價	896,985	653,049	656,429
一般儲備	13,016,472	12,286,962	12,643,214
行址重估儲備	786,534	948,099	778,933
投資重估儲備	491,827	255,914	358,729
匯兑重估儲備	113,253	29,852	78,568
其他儲備	163,255	167,282	156,228
留存溢利*	5,904,567	4,418,314	5,749,689
總額	21,372,893	18,759,472	20,421,790
未入賬擬派股息	661,067	495,997	1,404,514

* *本集團已按照香港金融管理局之要求須維持超過香港會計準則所規定的減值準備。於2006年6月30日，留存溢利中包括可派發予集團股東之金額港幣506,000,000元(2005年6月30日：港幣362,000,000元)，但派發前須諮詢香港金融管理局。*

S. 綜合現金流量表

(a) 購入附屬公司

	30/6/2006 港幣千元	30/6/2005 港幣千元
現金及在銀行和其他金融機構的結存	131,375	—
已扣除準備之貸款及其他賬項	583,552	1,196
遞延税項資產	1,540	—
固定資產	2,370	1,626
商譽	25	—
銀行存款及結餘	(777)	—
客戶存款	(495,443)	—
遞延税項負債	(44)	—
其他賬項及準備	(125,523)	(879)
少數股東權益	(2,698)	—
	94,377	1,943
賬項綜合時產生的商譽	98,694	13,600
總收購價	193,071	15,543
減：購入的現金及等同現金項目	(131,375)	—
收購之現金流量(扣除收購所得之現金)	61,696	15,543

(b) 現金及等同現金項目

	30/6/2006 港幣千元	30/6/2005 港幣千元
(i) 在綜合現金流量表內現金及等同現金項目的組成部分		
現金及在銀行及其他金融機構的結存	4,656,612	4,335,387
原本期限為3個月以內在銀行及其他金融機構的存款	56,877,831	25,215,788
原本期限為3個月以內的國庫債券	3,260,380	3,664,690
原本期限為3個月以內之持有的存款證	323,442	583,637
	65,118,265	33,799,502
(ii) 與綜合資產負債表的對賬		
現金及在銀行及其他金融機構的結存	4,656,612	4,335,387
在銀行及其他金融機構的存款	60,104,309	30,730,889
貿易票據及持有的存款證		
— 交易用途資產	793,407	995,764
— 指定為通過損益以反映公平價值	94,795	48,725
— 貸款及其他賬項	38,834	38,858
— 可供出售	3,942,951	3,824,428
— 持至到期	1,454,635	1,429,609
	6,324,622	6,337,384
在綜合負債表列示的金額	71,085,543	41,403,660
減：原本期限為3個月以上的數額	(5,967,278)	(7,604,158)
在綜合現金流量表內的現金及等同現金項目	65,118,265	33,799,502

T. 資產負債表以外的項目

或然負債及承擔

每項資產負債表以外項目的主要類別摘要如下:

	30/6/2006 港幣千元	30/6/2005 港幣千元	31/12/2005 港幣千元
或然負債及承擔的合約金額			
— 直接信貸代替品	4,441,509	5,104,542	4,839,458
— 與交易有關的或然項目	953,248	621,610	805,458
— 與貿易有關的或然項目	1,927,615	2,207,948	1,908,453
— 其他承擔:			
原到期日少於1年或可無條件取消	34,368,208	28,340,478	32,104,801
原到期日在1年及以上	10,713,533	9,842,342	9,547,330
— 其他	—	—	—
總額	52,404,113	46,116,920	49,205,500
— 信貸風險加權數總額	9,438,732	9,388,216	9,271,093
衍生工具的名義金額			
— 匯率合約	17,044,916	26,602,854	24,853,979
— 利率合約	30,477,470	26,428,854	31,133,238
— 股份合約	383,319	243,139	284,970
總額	47,905,705	53,274,847	56,272,187
— 重置成本總額	803,391	595,099	738,425
— 信貸風險加權數總額	427,248	257,749	447,634

資產負債表以外項目的重置成本及信貸風險加權金額，並未計及雙邊淨額結算安排的影響。

U. 關聯人士的重大交易

本集團為其職員提供特定退休保障計劃。截至2006年6月30日止6個月，本集團對該等計劃的供款總額為港幣37,051,000元(截至2005年6月30日止6個月：港幣33,948,000元)。

本集團與其關聯人士進行多項交易，包括聯營公司、主要行政人員與其直系親屬、及受該等人士所控制或具有重大影響力的公司。該等交易包括接受該等人士存款及為他們提供信貸。除本行借予一間(2005年6月30日：一間)聯營公司的免息股東貸款外，其於2006年6月30日的結餘為港幣6,500,000元(2005年6月30日：港幣9,200,000元)，所有存款及信貸的利率，均按照給予一般相若水平客戶的條款。

截至2006年6月30日止6個月，本集團從關聯人士所收取與支付予他們的利息，及於2005年6月30日關聯人士的欠款及欠關聯人士的款項，及截至2006年6月30日止6個月關聯人士的最高欠款及欠關聯人士的最高款項總額如下：

	主要管理人員		附屬公司		聯營公司	
	30/6/2006	30/6/2005	30/6/2006	30/6/2005	30/6/2006	30/6/2005
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
利息收入	66,918	30,659	15,837	13,330	4,491	3,019
利息支出	50,035	12,290	115,748	277,180	1	3
關連人士的欠款	2,809,527	2,061,906	1,869,711	2,172,027	149,682	103,683
欠關連人士的款項	3,016,941	1,387,313	3,989,310	10,244,212	969	1,545
關連人士的最高欠款	3,864,734	3,035,948	2,122,624	2,248,714	302,603	265,875
欠關連人士的最高款項	5,990,874	2,317,681	9,848,368	10,244,212	8,596	4,766

V. 符合指引

此中期報告經已完全符合香港金融管理局所頒布的監管政策手冊《本地註冊認可機構披露中期財務資料》所載的指引、《香港聯合交易所有限公司證券上市規則》有關的披露規定、以及經香港會計師公會於2004年10月修訂《香港會計準則》第34號「中期財務報告」的準則。

1. 資本充足比率及資本基礎

(a) 資本充足比率

	30/6/2006	30/6/2005	31/12/2005
	百分率	百分率	百分率
未經調整資本充足比率	16.5	15.6	17.4
調整後資本充足比率	16.3	15.5	17.2

未經調整資本充足比率之計算，是根據香港金融管理局訂定用作規管用途的綜合基準及香港《銀行條例》附表3。綜合基準包括了本行及其附屬公司。

調整後資本充足比率的計算，是根據香港金融管理局頒布的指引《就市場風險維持充足資本》，計入在結算日的市場風險。所根據的綜合基準與未經調整資本充足比率所根據的相同。

(b) 集團扣減後的資本基礎

	30/6/2006	30/6/2005 重報	31/12/2005
	港幣千元	港幣千元	港幣千元
核心資本			
繳足股款的普通股股本	3,843,413	3,757,553	3,775,575
股份溢價	896,985	653,049	656,429
儲備	17,371,614	15,773,789	16,086,805
少數股東權益	299,395	188,913	207,163
減：商譽	(2,583,500)	(2,455,056)	(2,494,950)
核心資本總額	19,827,907	17,918,248	18,231,022
可計算的附加資本			
土地及土地權益的重估儲備(以70%計算)	845,370	782,615	826,679
可供出售金融資產及被指定為通過損益以反映公平價值之證券的重估儲備(以70%計算)	122,277	70,639	305,672
整體評估減值準備及法定儲備	946,942	828,250	878,569
有期後償債項	8,026,326	4,360,609	8,548,780
可計算的附加資本總額	9,940,915	6,042,113	10,559,700
扣減前的資本基礎總額	29,768,822	23,960,361	28,790,722
資本基礎總額扣減項目	(1,121,948)	(874,050)	(901,973)
扣減後的資本基礎總額	28,646,874	23,086,311	27,888,749

2. 流動資金比率

	截至30/6/2006止6個月	截至30/6/2005止6個月	截至31/12/2005止年度
	百分率	百分率	百分率
期內平均流動資金比率	43.4	39.5	39.3

期內平均流動資金比率是每月平均比率的簡單平均數，其計算是根據香港金融管理局訂定用作規管用途的綜合基準及香港《銀行條例》附表4。

3. 分部資料

(a) 客戶貸款— 按區域分類

客戶貸款總額按國家或區域的分類，是根據交易對手的所在地，並已顧及轉移風險因素。一般而言，有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地，風險便確認為由一個國家轉移到另一個國家。

	30/6/2006	
	客戶貸款總額	逾期3個月以上的客戶貸款
	港幣千元	港幣千元
香港	100,394,600	421,702
中華人民共和國	26,006,723	102,310
其他亞洲國家	7,646,199	109,023
其他	15,036,227	11,040
總額	149,083,749	644,075

	30/6/2005	
	客戶貸款總額	逾期3個月以上的客戶貸款
	港幣千元	港幣千元
香港	93,820,480	466,632
中華人民共和國	15,253,965	120,557
其他亞洲國家	7,129,398	115,168
其他	12,214,423	40,141
總額	128,418,266	742,498

	31/12/2005	
	客戶貸款總額	逾期3個月以上的客戶貸款
	港幣千元	港幣千元
香港	98,234,592	483,095
中華人民共和國	19,939,335	76,108
其他亞洲國家	7,798,982	84,322
其他	12,770,838	74,147
總額	138,743,747	717,672

(b) 跨國債權

跨國債權資料披露對海外交易對手風險額最終風險的所在地，並已顧及轉移風險因素。一般而言，有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地，風險便確認為由一個國家轉移到另一個國家。當某一地區的風險額佔風險總額的10%或以上，該地區的風險額便須予以披露。

	30/6/2006			
	銀行及其他金融機構	公營機構	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元
中華人民共和國	16,940,523	1,598,676	16,396,434	34,935,633
亞洲國家（不包括中華人民共和國）	10,232,626	1,140,937	8,901,050	20,274,613
北美洲	6,168,351	7,601,858	6,433,631	20,203,840
西歐	36,616,996	—	2,325,362	38,942,358

	30/6/2005			
	銀行及其他金融機構	公營機構	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元
中華人民共和國	11,073,787	1,048,312	11,425,950	23,548,049
亞洲國家（不包括中華人民共和國）	9,213,301	1,282,925	8,010,298	18,506,524
北美洲	4,450,453	7,796,515	5,346,038	17,593,006
西歐	15,632,976	—	2,618,197	18,251,173

	31/12/2005			
	銀行及其他金融機構	公營機構	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元
中華人民共和國	12,805,155	1,250,504	13,667,134	27,722,793
亞洲國家（不包括中華人民共和國）	9,950,396	1,200,368	8,991,756	20,142,520
北美洲	5,345,158	7,725,687	5,872,380	18,943,225
西歐	27,877,005	—	2,507,425	30,384,430

4. 逾期、經重組及收回資產

(a) 逾期及經重組貸款

	30/6/2006		30/6/2005		31/12/2005	
	港幣千元	佔客戶貸款總額的百分比	港幣千元	佔客戶貸款總額的百分比	港幣千元	佔客戶貸款總額的百分比
逾期客戶貸款						
— 3個月以上至6個月	226,044	0.1	293,895	0.2	326,130	0.2
— 6個月以上至1年	120,955	0.1	124,510	0.1	184,365	0.1
— 1年以上	297,076	0.2	324,093	0.3	207,177	0.2
	644,075	0.4	742,498	0.6	717,672	0.5
經重組客戶貸款	314,347	0.2	426,652	0.3	351,057	0.3
逾期及經重組客戶貸款總額	958,422	0.6	1,169,150	0.9	1,068,729	0.8
有抵押逾期貸款	461,840	0.3	496,880	0.4	515,356	0.4
無抵押逾期貸款	182,235	0.1	245,618	0.2	202,316	0.1
有抵押逾期貸款抵押品市值	790,863		695,523		1,035,275	

當本金或利息已逾期及在期末仍未清還，有特定還款日期的貸款將分類為逾期貸款。當分期逾期及在期末仍未清還時，以固定分期償還的貸款亦視作逾期貸款。若即時還款通知書已給予借款人但仍未能即時償還，即時償還的貸款當作逾期，及／或該貸款人所核准的限額，而超出已知會借款人所核准限額的時間比貸款逾期的時間更長。

於2006年6月30日、2005年6月30日及2005年12月31日，本集團貸予銀行及其他金融機構的款項中，並無逾期3個月以上或經重組的貸款。

(b) 其他逾期及經重組資產

	30/6/2006	
	累計利息	其他資產*
	港幣千元	港幣千元
其他逾期資產		
— 3個月以上至6個月	1,506	1,889
— 6個月以上至1年	1,109	15
— 1年以上	1,635	18,630
	4,250	20,534
經重組資產	—	—
其他逾期及經重組資產總額	4,250	20,534

	30/6/2005	
	累計利息	其他資產*
	港幣千元	港幣千元
其他逾期資產		
— 3個月以上至6個月	1,582	—
— 6個月以上至1年	1,220	477
— 1年以上	154	19,292
	2,956	19,769
經重組資產	—	—
其他逾期及經重組資產總額	2,956	19,769

	31/12/2005	
	累計利息	其他資產*
	港幣千元	港幣千元
其他逾期資產		
— 3個月以上至6個月	1,551	—
— 6個月以上至1年	853	—
— 1年以上	844	19,294
	3,248	19,294
經重組資產	—	—
其他逾期及經重組資產總額	3,248	19,294

* *其他資產是指貿易票據及應收款項。*

(c) 收回資產

	30/6/2006	30/6/2005	31/12/2005
	港幣千元	港幣千元	港幣千元
收回物業	90,650	81,279	80,551
收回汽車及機器	2,636	935	1,142
收回資產總額	93,286	82,214	81,693

此等數額指於2006年6月30日、2005年6月30日及2005年12月31日收回資產的估計市值。

5. 貨幣風險

如個別外幣的持倉淨額或結構性持倉淨額佔所持有外幣淨持倉總額或結構性淨持倉總額的10%或以上，便須予以披露。

30/6/2006
港幣百萬元

	美元	加元*	英鎊*	人民幣	新加坡幣*	其他	總額
現貨資產	70,046	5,073	5,590	18,325	5,622	19,805	124,461
現貨負債	(67,099)	(4,841)	(6,859)	(16,861)	(4,940)	(19,463)	(120,063)
遠期買入	28,673	293	1,864	—	750	4,601	36,181
遠期賣出	(30,220)	(541)	(548)	—	(1,257)	(4,633)	(37,199)
期權倉淨額	27	(2)	1	—	—	(39)	(13)
長╱(短)盤淨額	1,427	(18)	48	1,464	175	271	3,367

30/6/2005
港幣百萬元

	美元	加元	英鎊	人民幣	新加坡幣	其他	總額
現貨資產	56,256	4,333	4,646	10,305	5,184	13,180	93,904
現貨負債	(55,290)	(4,433)	(6,527)	(9,427)	(4,510)	(18,201)	(98,388)
遠期買入	31,644	623	2,757	—	473	9,889	45,386
遠期賣出	(33,446)	(436)	(817)	—	(899)	(4,740)	(40,338)
期權倉淨額	83	(23)	5	—	—	(125)	(60)
長╱(短)盤淨額	(753)	64	64	878	248	3	504

31/12/2005
港幣百萬元

	美元	加元*	英鎊*	人民幣	新加坡幣*	其他	總額
現貨資產	66,562	4,122	4,312	11,738	5,270	16,716	108,720
現貨負債	(62,331)	(4,604)	(6,620)	(10,510)	(4,749)	(18,626)	(107,440)
遠期買入	35,406	882	2,864	—	534	5,396	45,082
遠期賣出	(37,795)	(357)	(502)	—	(914)	(3,332)	(42,900)
期權倉淨額	(167)	(1)	(2)	—	—	43	(127)
長╱(短)盤淨額	1,675	42	52	1,228	141	197	3,335

* *此等外幣是少於外幣淨持倉總額的10%。該數額只列作比較用途。*

	30/6/2006 港幣百萬元			
	美元	人民幣	其他	總額
結構性持倉淨額	1,606	1,312	661	3,579

	30/6/2005 港幣百萬元			
	美元	人民幣	其他	總額
結構性持倉淨額	1,607	751	627	2,985

	31/12/2005 港幣百萬元			
	美元	人民幣	其他	總額
結構性持倉淨額	1,604	1,297	635	3,536

KPMG

致東亞銀行有限公司董事會

引言

我們已審閱貴集團刊於第1頁至第18頁的中期財務報告表。

董事的責任

根據《香港聯合交易所有限公司證券上市規則》(「上市規則」),上市公司必須以符合上市規則中相關的規定及香港會計師公會頒布的《香港會計準則》第34號 —「中期財務報告」的規定編製中期財務報告表。中期財務報告表由董事負責,並由董事核准通過。

我們的責任是根據我們審閱工作的結果,對這份中期財務報表提出結論,並按照聘請書的規定,僅向整體股東報告。除此以外,我們的審閱報告不可用作其他用途。我們概不就本審閱報告的內容,對任何其他人士負責或承擔法律責任。

審閱工作

我們是按照香港會計師公會所頒布的《核數準則》第700號 —「中期財務報告表的審閱」進行審閱。審閱工作主要包括向集團管理層作出查詢及分析中期財務報告表,評估財務報表中會計政策是否貫徹運用,賬項編列是否一致;賬項中另有說明的特別情況除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小,所給予的保證程度也較審核低,因此,我們不會對中期財務報告表發表審核意見。

審閱結論

根據這項不構成審核的審閱工作,我們並沒有察覺截至2006年6月30日止六個月的中期財務報告表需要作出任何重大的修訂。

畢馬威會計師事務所
執業會計師

香港,2006年8月4日

中期股息

本行董事會欣然宣布派發截至2006年6月30日止6個月的中期股息每股港幣4角3仙(2005年：港幣3角3仙)，此中期股息將以現金派發予於2006年8月23日星期三辦公時間結束時在股東名冊上已登記的股東，股東亦可選擇收取已繳足股款的新股以代替現金。是項以股代息的詳情將連同有關選擇表格約於2006年8月23日星期三寄予各股東。因以股代息而發行的新股有待香港聯合交易所有限公司上市委員會批准後方可派發及作買賣。而有關的股息單及以股代息的股票將約於2006年9月14日星期四以平郵寄予股東。

過戶日期

由2006年8月21日星期一起至2006年8月23日星期三止，本行將暫停辦理股票過戶登記。如欲享有上述中期股息，股東須於2006年8月18日星期五下午4時前，將過戶文件送達香港皇后大道東28號金鐘匯中心26樓標準証券登記有限公司辦理登記手續。

財務回顧

財務表現

香港於2006年上半年的經濟表現持續向好。至本報告期末，由於市場預期息率繼續上升，令投資者對物業和股市的投資意慾下降，經濟增長漸見放緩。期內，本地銀行業的競爭仍然激烈。然而，隨著去年影響本地市場的流動資金壓力有所紓緩，今年上半年的淨息差已較去年擴闊。

2006年首6個月內，東亞銀行集團錄得除稅後溢利港幣1,591,000,000元，較2005年同期溢利港幣1,203,000,000元，增加港幣388,000,000元，即32.3%。每股基本盈利為港幣1.03元。平均股本回報率增至12.8%，平均資產回報率則為1.3%。

經營收入總額增加28.7%，達港幣3,545,000,000元，主要是由於2006年上半年的淨息差明顯改善。淨利息收入上升38.3%，至港幣2,308,000,000元。

經營支出總額較2005年同期增加16.0%，為港幣1,637,000,000元，主因是本集團的業務持續擴展。由於經營收入總額顯著增加，成本對收入比率已由2005年的51.2%，下降至2006年的46.2%。

2006年首6個月的未扣除減值損失之經營溢利為港幣1,908,000,000元，相較2005年同期增加港幣565,000,000元，即42.1%。

貸款減值損失為港幣155,000,000元。於去年同期，則回撥港幣24,000,000元。

已扣除減值損失之經營溢利增加29.4%至港幣1,757,000,000元。2006年上半年，本行應佔聯營公司的除稅後溢利為港幣48,000,000元。

除稅後溢利為港幣1,591,000,000元，較2005年同期溢利港幣1,203,000,000元上升32.3%。集團股東應佔溢利為港幣1,565,000,000元，增加32.3%。

財務狀況

於2006年6月30日，東亞銀行集團綜合資產總額為港幣263,338,000,000元，相較2005年12月31日總額港幣238,799,000,000元，上升10.3%。客戶貸款達港幣149,084,000,000元，上升7.5%。

存款總額上升10.7%，至港幣201,772,000,000元；客戶存款則為港幣192,728,000,000元，升幅9.6%。活期存款和往來賬戶存款合計港幣12,328,000,000元，比對2005年底結餘增加港幣1,463,000,000元，即13.5%。於2006年6月30日，儲蓄存款為港幣38,527,000,000元，上升8.5%；至於同日定期存款為港幣141,872,000,000元，比較2005年底結餘增加9.5%。

本集團於2006年2月贖回550,000,000美元的後償票據後，於6月發行500,000,000美元的新一批後償票據。於2006年6月30日，借貸資本為港幣8,026,000,000元，與2005年底結餘比較，減少6.1%。股東權益總額由2005年12月底的港幣24,405,000,000元增加4.6%，至2006年6月底的港幣25,516,000,000元。

本行於2006年上半年內發行面值港幣2,500,000,000元的浮息存款證，以及面值港幣500,000,000元的定息存款證，並於到期時贖回等值港幣785,000,000元的各類存款證，及購回其等值港幣30,000,000元的美元存款證。同期內，本行發行若干短期的台幣定息存款證，並於到期時將存款證贖回。

經計入所有已發行債務證券後，本行於2006年6月底的貸款對存款比率為73.9%，較2005年底的76.1%，下跌2.2%。

2006年6月底，本行的債務組合總額面值為港幣9,117,000,000元，其賬面值則為港幣9,044,000,000元。

已發行債務證券的年期
2006年6月30日
(以百萬元位列示)

			到期年份			
	貨幣	**總面值**	**2006**	**2007**	**2008**	**2009**
浮息存款證						
2005年發行	港幣	2,700	1,200		1,500	
2006年發行	港幣	2,500		2,000		500
定息存款證						
2005年發行	港幣	1,300	800		500	
2006年發行	港幣	500				500
2006年發行	台幣	4,740	4,690	50		
貼現存款證						
2002年發行	美元	83		83		
步陞存款證						
2003年發行	美元	43			43	
所有已發行債務證券(相等於港幣)		9,117	3,125	2,659	2,333	1,000

風險管理

東亞銀行已建立一套完善的風險管理程序，以識別、衡量、監察和控制本行所承受的各類風險，並在適當情況下分配資本以抵禦該等風險。所有風險管理政策均經董事會批准。本集團已在各業務層面建立風險管理機制，並結合管理層的適當參與、有效的內部監控和完善的稽核程序，藉以確保本行最大的利益。

自2006年1月1日起，本集團建立覆蓋各項業務的風險管理架構，並成立風險管理部門集中處理和監察各類主要風險，包括信貸風險、市場風險、流動資金風險及營運風險。本集團亦委任風險總監負責監察風險管理部的運作，從而提升整體風險管理水平。

(a) 信貸風險管理

信貸風險源於客戶或交易對手未能履行其承擔，可來自本集團貸款中的交易對手風險、證券業務的發行商風險、交易活動的交易對手風險和國家風險。

為監察本集團的信貸風險管理，董事會已授權信貸委員會執行此職能；而信貸風險管理乃獨立於所有業務部門。信貸委員會經風險管理委員會向董事會匯報。風險管理委員會負責處理本集團所有與風險管理相關的事項。

信貸委員會負責處理所有與本集團信貸風險有關的事務。本集團識別和管理信貸風險的方法，包括設定目標市場、制定信貸政策和信貸審批程序，以及監控資產質素。

本集團在評估與個別客戶或交易對手相關的信貸風險時，雖然可藉客戶或交易對手的抵押品減低信貸風險，然而他們的財政實力以及還款能力才是本集團的主要考慮因素。

本集團已制定多項政策及程序，以識別、衡量、監察及控制本集團所承受的信貸風險。在此方面，本集團已將信貸風險管理指引詳列於信貸手冊內，對信貸權限授權、授信標準、信貸監控程序、貸款分類系統、信貸追收及撥備政策訂下詳盡的規定。本集團持續檢討和改善該等指引，以配合市場轉變、有關法定要求和最佳作業風險管理程序。

(b) 流動資金風險及市場風險管理

董事會授權資產負債管理委員會管理本集團的資產及負債狀況。此委員會的職能是監控集團內有關利率風險、流動資金風險及市場風險的運作情況。

(1) 流動資金風險

流動資金風險是指本集團可能無法履行當前承擔的風險。本集團已制定流動資金風險管理政策，並得到董事會批核。本集團透過法定流動資金比率、貸款對存款比率及到期錯配組合，以量度集團的流動資金狀況。

資產負債管理委員會每日均緊密監察集團的流動資金狀況，確保集團的資產、負債及承擔的流動結構足以切合對資金的需求，並能經常符合法定的流動資金比率。本集團於2006年上半年度的平均流動資金比率為43.4%，遠超於法定的25%最低要求。

本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務中未能預計的大量資金需求。

(2) 市場風險管理

市場風險是指由市場上之息率及價格的變化對銀行的資產、負債及承擔的影響，因而引起溢利或虧損的風險，本集團會監察利率、匯率、股票價格及商品價格等走勢，以監控市場風險。

本集團的市場風險一部分源自以公平價值入賬以作買賣交易的外匯、債務證券、股份及衍生工具；亦有源自投資及銀行活動中以累計基準入賬的財務資產及負債。

本集團已制定包括有適當指引、程序和控制措施的市場風險管理政策，用以監控市場風險。

本集團在衍生工具上的交易活動，主要是為執行客戶的交易指令，以及為對其他交易項目所持倉盤而需要對沖。

金融衍生工具的價值是取決於其相關資產、利率、匯率或指數的表現。本集團對金融衍生工具的應用，主要在另類投資，或用以管理外匯、利率或股票風險，且僅會對此類工具作有限度使用。參與衍生工具交易活動的有關指引已載於本集團的市場風險管理政策內。本集團在衍生工具上的交易活動，主要包括在交易所買賣的港元同業拆息市場的期貨合約、場外交易的外匯期權及股票期權；而其他場外交易的外匯遠期、利率掉期及期權合約，主要被應用於對沖銀行業務賬冊上的利率及期權風險。

本集團在衡量和監察各交易活動的市場風險時，是根據本金(或名義)金額、未平倉盤、止蝕及期權限制所制定，亦規定各營業部門、營業類別及整體的風險均受控於資產負債管理委員會已審閱及核准的限制內。買賣交易上的風險，每日均由獨立的中、後勤部門監察。本集團的市場風險報表會由資產負債管理委員會定期檢查，並向董事會匯報，而超過已批核的限額，則於發生時作即時報告。

本集團運用風險數額量化交易組合的市場風險。風險數額是統計學上的估計，用來量度於某一時段內，交易組合維持不變但因市場息率及價格的不利波動而引致市值上的潛在虧損。本集團於計算風險數額時，是依據過往市場息率與價格的波動、99%的置信水平和1日持倉期，並計入不同市場和息率的相關程度而推算。

於2006年6月30日，本集團與市場風險有關的財資交易組合的風險數額為港幣2,580,000元(2005年6月30日：港幣2,040,000元)。2006年上半年，本集團與市場風險有關的財資交易活動每日平均收入為港幣730,000元(2005年上半年：港幣530,000元)。每日收入的標準差為港幣1,100,000元(2005年上半年：港幣770,000元)。

與市場風險有關財資交易的收入每日分布圖
2006年上半年與2005年上半年



日數
30
25
20
15
10
5
0
3 4
0 1
3 5
10 6
15 18
20 19
23 28
19 23
10 4
7 7
2 3
9 3
-0.75 或以下
-0.75 至 -0.5
-0.5 至 -0.25
-0.25 至 0
0 至 0.25
0.25 至 0.5
0.5 至 0.75
0.75 至 1
1 至 1.25
1.25 至 1.5
1.5 至 1.75
1.75 或以上
收入 (港幣百萬元)
2006年上半年
2005年上半年

上圖為本集團於2006年上半年(對比2005年上半年)與市場風險有關的財資交易收入的每日分布情況。圖中顯示了121個交易日中有16日(2005年上半年：於121個交易日中有16日)出現虧損。而最普遍的單日收入，是介乎港幣500,000元至港幣750,000元之間，共有23日(2005年上半年：介乎港幣500,000元至港幣750,000元之間收入範圍共有28日)。最高的單日虧損為港幣1,160,000元(2005年上半年：港幣2,700,000元)，次高的單日虧損為港幣1,130,000元(2005年上半年：港幣2,490,000元)；而最高的單日收入為港幣9,510,000元(2005年上半年：港幣3,570,000元)。

(i) *外匯風險承擔*

本集團的外匯風險承擔源自外匯買賣、商業銀行業務及結構性外幣資產或負債。所有外幣持倉均由集團的資金部管理，並維持在資產負債管理委員會所訂定的限額內。

2006年6月30日的外匯交易持倉的風險數額為港幣1,320,000元(2005年6月30日：港幣840,000元)。2006年上半年每日平均外匯交易盈利為港幣690,000元(2005年上半年每日平均盈利：港幣550,000元)。

本集團投資於分行、附屬公司及聯營公司的外幣投資，其有關的溢利及虧損因為已撥入儲備內，所以未計算在風險數額內。管理此類外幣投資的主要目的，是要保護本集團的儲備免受匯率波動所影響。

(ii) *利率風險承擔*

本集團的利率風險承擔源自財資及商業銀行業務活動，而此等活動的利率風險來自交易組合及非交易組合。所有交易組合持倉均由集團的資金部管理，並維持在資產負債管理委員會所訂定的限額內；而非交易組合的利率風險主要是由帶息資產、負債及承擔在再定息的時差，及某些定息資產和負債的不同到期日所引致，此等非交易組合的利率風險亦由本集團的資產負債管理委員會負責監控。

在2006年6月30日的債務證券和衍生工具交易(除外匯遠期合約和期權)風險數額為港幣1,310,000元(2005年6月30日：港幣1,570,000元)。此類交易活動於2006年上半年的每日平均虧損為港幣900元(2005年上半年每日平均虧損：港幣20,000元)。

(iii) *股票風險承擔*

本集團的股票風險承擔主要包括股票交易持倉及作長線投資的股票持倉。本集團的投資委員會定期審閱及監控股票交易活動。在2006年6月30日，股票交易持倉的風險數額為港幣23,570,000元(2005年6月30日：港幣3,720,000元)。

(c) ***營運風險、法律風險、信譽風險和策略性風險管理***

營運風險、法律風險、信譽風險和策略性風險源自本集團的日常營運和受託人活動，重點是識別、評估和監控此等風險及符合監管規定。

董事會為此等風險檢討和審批有關政策，已授權營運及其他風險管理委員會負責持續管理此等風險。營運及其他風險管理委員會經風險管理委員會向董事會匯報。

業務回顧

財務評級

標準普爾將東亞銀行的長期信貸評級由BBB+上調至A-，以及銀行基本實力評級由C+上調為B，顯示本行在香港的業務基礎穩固，而內地業務亦有強勁和穩健的增長，而且本行的資產質素持續改善、流動資金狀況維持理想，以及資本額優於平均水平。

營運改善措施

後勤支援工序北移

本行設於廣州的後勤營運中心，註冊名稱為東亞電子資料處理（廣州）有限公司，自開業以來運作暢順。本行將會按照計劃，遷移更多合適工序至後勤營運中心處理。

資訊科技

新會計系統

本行即將採用新的會計電腦系統，新系統正在試用中，預計於2006年下半年啟用。

核心銀行系統

至2006年6月，「核心銀行系統計劃」第二階段的開發工作已進入尾聲，完成後系統即進行測試。本行已特別成立小組統籌所有推行工作，亦為使用者制訂了全面的訓練計劃。

個人銀行業務

分行業務

本行繼續推行「分行優化計劃」，以加強本地分行業務網絡。2006年上半年，國際金融中心分行與皇后大道中分行合併，另有3間分行遷至所處區內的中心地段。為擴充對客戶的銀行服務，東亞銀行港灣中心分行在地面樓層增設了零售銀行服務。截至2006年6月底，本行在香港的分行總數為87間。

本行於2006年上半年增設了4間新顯卓理財中心，至6月30日止，理財中心總數達30間，為本行尊貴客戶帶來優越的理財體驗。

隨著人民幣業務範圍擴大，本行著力推出更多元化的人民幣服務，配合個人和企業客戶的需要。2006年3月，本行推出個人客戶的人民幣往來賬戶服務。由4月起，指定行業的商業客戶可於本行開立人民幣定期存款賬戶。

此外，本行於2月至3月期間推行「理財小博士」的市場推廣項目，以吸納新會員和推廣「寶寶儲蓄寶」、「目標儲蓄寶」保險計劃。

本行亦於3月中旬至6月期間為顯卓理財、至尊理財、i-Account等綜合戶口進行業務推廣計劃。

由今年9月本地銀行業實施5天結算當日起，本行接近全線分行將於周六延長服務時間至下午5時，於延長時段提供理財服務和多項櫃位服務；而其中6間位於旺區的特選分行更將於周日下午1時至4時30分提供財富管理和其他增值服務，但不會提供櫃位服務。

本行將會持續評估客戶對此等措施的反應。為滿足客戶的需要，本行將進一步擴展服務範圍，務求能較客戶預期做得更好。

電子網絡銀行服務

本行的電子網絡銀行服務於期內得到進一步提升。於2006年5月，本行加強網上認購新股服務的功能。於6月底，本行已有逾32萬名客戶登記使用電子網絡銀行服務，平均每日交易量超過18萬2,000宗。

企業電子網絡銀行服務的客戶人數於上半年穩步增長，至2006年6月底止，已有逾17,900名企業客戶登記使用此項服務，較去年同期上升16%。

樓宇按揭貸款

報告期內，本地樓市轉弱，按揭貸款需求因而減少，令市場競爭愈加熾熱。

本行於2006年2月推出「顯卓理財定息按揭計劃」，此創新的按揭產品結合定息和存款掛鈎雙重優點。

於3月，本行夥同香港按揭證券有限公司推出「綜合利率按揭計劃」，為客戶提供更多貸款產品選擇。

為緩和按揭息率上升對樓市的影響，本行積極與各大地產發展商合作，為置業人士度身設計多項靈活合用的按揭計劃。

私人貸款

本行於本年上半年推出具吸引力的新一系列推廣活動，以提升貸款額和擴闊客戶基礎。此等計劃推出後，各類客戶包括專業人士、行政人員和穩定收入人士的反應良好，與去年同期相比，本行的貸款額錄得雙位數字的增長。

信用卡業務

本行於期內持續投資於信用卡業務，推行品牌發展策略，配合目標客戶所需，同時亦拓展交叉銷售機會，吸引現有個人銀行客戶使用本行信用卡。

由於本行已採用先進高效的信貸評分系統，因而能夠對準信用卡業務中盈利能力最高的目標客戶群，更積極吸引有關客戶使用本行信用卡服務。

同時，本行亦全力提升VISA白金卡品牌的知名度。

本行增加信用卡客戶簽賬額的傑出成績得到業界認同，於2006年3月榮獲「2005年最高平均信用卡簽賬額(VISA白金卡類別)」獎項第2名。4月份，本行推出VISA白金卡客戶專享的FLY&DINE Club會籍，為客戶帶來豐富的飛行和飲食優惠。

有見澳門特別行政區經濟蓬勃發展，本行於2006年4月在當地開展信用卡業務，積極拓展商機。

憑藉本行在拓展信用卡業務方面的深厚實力和經驗，加上產品的吸引力，本行深信日後必能在競爭激烈的信用卡市場中保持卓越的成績。

企業銀行服務

企業貸款

2006年上半年，本地企業融資和物業貸款需求殷切，帶動企業貸款市場穩步增長，而多個知名物業投資信託基金的融資計劃，亦為物業貸款的增長帶來支持。雖然上半年內息率高企，但在競爭激烈的情況下，銀團貸款業務的息差持續受壓。然而，本行於上半年內通過包銷和參與多項銀團貸款而穩保市場份額。

為促進業務增長和擴闊客源，本行積極參與多宗優質而又回報合理的交易，客戶包括各類型本地企業和大型內地企業在港分支機構。本行所參與的交易包括香港和澳門的地產發展和投資項目，以及為企業籌措營運資金。

中小型企業的貸款需求相對平穩。雖然此等企業在營業額方面錄得增長，但盈利表現僅屬溫和，主要因為經營成本，包括租金(尤對零售業而言)、薪金和原材料價格偏高。油價上升亦令不少行業的發展受到影響。

本行採取積極態度，擴大與設備和汽車代理商的業務網絡。設備融資業務持續穩步增長，而在的士貸款市場，本行繼續保持主要貸款銀行地位。資產融資業務的整體資產質素維持理想。

為交叉銷售各項貸款產品，本行為現有中小型企業客戶推出「營商易」貸款計劃，提供無需抵押的營運資金貸款。

證券貸款

於2006年上半年，香港股市交投活躍。本行受惠於投資意欲旺盛，在新股認購貸款業務上取得相較去年同期260%的大幅增長。此外，本行於期內擔任4個新股上市項目，包括香港至今最大型公開招股項目之一的收票銀行。

東亞銀行(信託)有限公司

強制性公積金

本行在Mercer Human Resource Consulting截至2006年3月31日止年度的強積金指數中名列第二。根據香港投資基金公會截至同日止的年度調查結果，6個東亞強積金成分基金均在各自所屬類別中，位居表現最佳的25%基金之列。

信託服務

東亞銀行(信託)有限公司於2006年上半年內獲委任為「東亞日本增長基金」的信託人，該基金為東亞投資系列單位信託基金的成分基金。

財富管理

結構產品

報告期內，息率持續上揚，延續去年下半年的趨勢。投資者鑒於回報率下降，傾向選擇年期較短的資產類別。短期息率相對較高，投資者普遍揀選資本增值產品，而非保本產品。投資者對與股票表現掛鈎的結構產品興趣日濃，希望藉著股市興旺而獲利。

有見內地零售投資者的投資技巧日益成熟，本行特別為內地市場度身開發投資產品。此等產品受到內地投資者的歡迎，預計可於未來數年成為財富管理處一個穩定的收入來源。

2006年上半年，本行全面增強股票掛鈎存款的網上服務，讓客戶在網上認購結構產品，兼享多項增值功能，包括即市買賣、市況分析和網上計算機。電子網絡銀行服務的客戶現在亦可使用此項服務。

本行對發展掛鈎存款業務所作的努力得到認同，獲得《亞洲銀行家》雜誌頒發2006年度「零售金融服務卓越大獎」中之「最佳掛鈎存款產品」獎項。

互惠基金業務／資產管理

本行於今年2月推出「東亞日本增長基金」，該基金採用聯接基金結構，以直接套入方式，在一對一的情況下把資產投資於一隻由安盛羅森堡投資管理亞太有限公司所管理的基金。市場對該基金的反應令人鼓舞，截至6月底止基金的資產值達港幣4億5,000萬元。為滿足市場需求，本行計劃推出更多不同的基金，配合投資者不同的風險承受程度和投資喜好，以及掌握在內地拓展資產管理業務的機會。

本集團全資附屬公司 — 東亞資產管理有限公司在零售和機構業務錄得穩定的資產值增長。2006年上半年，該公司所管理的強積金資產值增加10%；與去年同期比較，淨溢利上升40%。

銀行保險業務

為進一步拓闊產品種類及迎合客戶對回報高、繳款期短產品的需求，本行於2006年上半年推出兩個全新的壽險產品，分別為「3年積達寶」壽險儲蓄計劃和「智迅人壽終身寶」。「智迅人壽終身寶」更備有整付保費方式供投保人選擇，讓其享用更靈活的服務。

鑒於客戶對醫療保障的需求愈益殷切，本行發展了一項新的住院入息計劃，大受市場歡迎。旅遊保險的銷量續有增加，本行在期內假期時段所收到的保費總額較去年同期增加27%。

藍十字(亞太)保險有限公司

在藍十字的核心業務中，醫療保險和旅遊保險兩項皆於2006年上半年錄得健康增長，保費收入相較去年同期分別上升24%和16%。

今年初，藍十字推出全新設計的旅遊保險計劃「旅遊寶」，擴大了原本計劃的保障範圍。此舉有助藍十字認定新的市場分層，切合對旅遊保險計劃有較高要求人士的需要。

面對醫療成本上漲的趨勢，藍十字在醫療保險方面採取價格調整策略，推動了相關業務的增長。

2006年初，藍十字憑其在醫療保險市場的領導地位，獲得Hong Kong Business雜誌頒授「傑出企業成就獎 — 醫療保險公司」榮譽。此外，藍十字憑其對服務社會的熱誠，獲得香港社會服務聯會嘉許為「商界展關懷」得獎機構，而該公司更連續兩年得到本地暢銷旅遊雜誌《新假期》的「最受歡迎旅遊保險公司」獎項。

私人銀行業務

本行於2005年9月重新推出私人銀行服務，為尊貴客戶提供一應俱全的個人財富管理服務，涵蓋顧問和委託投資組合管理、財資和結構產品、環球證券和基金買賣、保險、家庭信託及財產策劃，以及周全的理財服務。私人銀行部採用開放式架構，著力在市場上搜尋不同投資工具的最佳概念和價格。服務範圍涵蓋企業和商業銀行服務，讓客戶得以兼顧企業管理和個人投資。

2006年首數月，股票和商品市道暢旺，給客戶帶來獲利的良機。私人銀行客戶亦積極通過認購或配售，購買首次公開上市的新股。此外，客戶亦活躍於對沖與收益增長工具的買賣，不少客戶已透過此等工具而獲益。

投資銀行服務

東亞證券有限公司 — 電子網絡股票買賣服務

2006年上半年，東亞證券有限公司受惠於本地市場氣氛好轉和投資信心增強，業務續見增長。

東亞證券採用先進科技，致力完善和擴充買賣代理服務網絡，更積極鼓勵客戶使用電子買賣平台。期內，該公司成功推出電子認購新股服務，並已增強其流動電話買賣服務。

相比去年同期，該公司在期內的電子網絡買賣服務賬戶數量上升27%。於2006年6月30日，已有逾55%證券客戶登記使用此項服務。現時，經電子網絡股票買賣服務系統完成的交易（以營業總額的百分比計算），分別佔該公司錄得的總成交宗數和總成交金額的53%和35%。

為進一步提升電子網絡股票買賣服務，東亞證券現正計劃於今年第三季推出嶄新的流動電話股票實時報價服務。

東亞期貨有限公司 — 電子網絡期貨買賣服務

東亞期貨有限公司於推出電子網絡期貨買賣服務後，客戶人數在今年上半年錄得令人鼓舞的增長，比對去年同期賬戶數量增加35%；至2006年6月30日，已有超過59%的期貨客戶登記使用此項服務。

目前，經電子網絡期貨買賣服務完成的交易（以營業總額的百分比計算），分別佔總成交宗數和總成交金額的45%和40%。

中國業務

本行全力擴展內地分行網絡，於過去7個月內先後新設4間支行，分別位於大連華府、廣州番禺、西安南門和上海徐家匯。本行現有27個內地網點，包括11間分行、10間支行和6個代表處，並在澳門、台北和高雄設有分行。

本行獲中國銀行業監督管理委員會初步批准，把青島代表處升格為提供全面服務的分行，預計該分行可於年底前開業。

本行近期亦獲銀監會授予「合資格境內機構投資者」資格，可為內地分行客戶，包括個人和企業提供境外理財服務。本行預期在內地的財富管理業務必將有顯著增長。

海外分行業務

本行鋭意擴大海外業務版圖，目前網絡已遍及美國、加拿大、英國、英屬處女群島及東南亞等國家和地區。各海外業務部門均專注提升服務質素及拓闊產品範圍。

2006年5月19日，本行完成收購美國國家銀行（National American Bank），該商業銀行在大三藩市地區設有3間提供全面銀行服務的分行，現已合併於美國東亞銀行內。完成收購後，美國東亞銀行的業務網絡覆蓋紐約、南加州和北加州3個區域，經營共8間零售分行，並將於下半年在紐約增設2間分行。

美國東亞銀行繼續在美國物色地點增設分行，以壯大地域覆蓋範圍和客戶群，特別是吸引與日俱增的華籍移民成為客戶。為配合分行網絡的擴張，美國東亞銀行正籌備於下半年推出網上銀行服務。

在加拿大業務方面，加拿大東亞銀行正悉力擴展網上銀行業務，將於今年第3季推出賬單繳費服務。至於本集團的英國分行，則正在更新其核心銀行系統，預期系統可於2006年底完成更新，以提高推出新產品和服務的效率。

企業服務

東亞銀行集團成員 — 卓佳集團在區內商業、企業和投資者服務市場居於前列，服務範圍涵蓋會計、公司成立、企業法規監管及公司秘書、行政人員招聘及甄選、首次公開招股及股份登記、支薪外判，以及資金和信託行政管理等。

有賴業務的持續擴張，以及香港各辦事處統合於太古廣場三期所產生的協同效益，卓佳於今年上半年錄得顯著的溢利增長。

卓佳的投資者服務現已為大部分在香港上市的公司所採用，上半年內，此項業務因本地資本市場首次公開招股活動蓬勃而受惠。客戶對卓佳香港辦事處的會計和支薪外判服務需求持續龐大，而其公司秘書和企業規管服務亦為大量私人和上市公司所採用。

2006年1月，卓佳在吉隆坡和檳城增設辦事處，將區內業務據點增至10個，進一步鞏固其業內領先地位。及至4月，卓佳收購安永會計師事務所在北京、廣州、上海和深圳的商業服務業務，為其在內地不斷擴展的業務再添實力。

卓佳作為商業、企業和投資者綜合服務市場的領導機構，仍會在區內不斷尋求業務拓展機會。

醫療服務

本行與香港大學攜手成立寶康醫療中心，提供廣泛的門診治療服務。港大醫學院為醫療中心進行服務質素檢定，期望透過提供專業諮詢，為本地醫療界制定家庭醫學的服務基準。

醫療中心位於中環的旗艦診所於2005年3月開業，第2間診所設於觀塘創紀之城五期東亞銀行中心，已於2006年1月投入服務。

人力資源

東亞銀行集團於2006年6月30日的員工人數如下：

香港	4,739
大中華其他地區	1,682
海外	451
總計	6,872

本行於上半年內進一步改善人力資源政策，重點包括員工的招募和甄選、薪酬與福利、晉升制度，以及在職培訓等。

本行亦與獨立顧問公司共同完成了新的員工職級制度。而本年度的薪酬調整是按照個別員工的工作表現、對本行業務增長和發展的貢獻等因素而釐定加薪幅度。此外，為配合業務的需求，及為員工提供更佳的事業發展機會，本行制訂了全新的培訓計劃，專注訓練員工的管理和專業才能。

同時，本行亦增加對員工康體會的資助，使其推動一系列的健體和康樂活動。

前景

在2006年上半年，東亞銀行貫徹實行一向以來的業務增長策略，不但順利駕馭息率上升帶來的挑戰，同時亦掌握本地貸款業務好轉和內地貸款需求大增的契機。本行預期下半年的營商氣氛依然旺盛，以至貸款需求保持殷切，營商機會亦見充盈。

展望未來，本行仍會繼續提升其產品和服務，以及開拓其他收入來源。財富管理業務，包括私人銀行和結構產品，依然是本行未來的業務發展核心。此外，本行亦會在提升卓佳領導市場的企業服務和股份登記服務之餘，同時拓展藍十字的保險業務，以及在本地和海外市場探求收購和結盟的適當機會。

本行在海外市場，尤其是美國、加拿大和東南亞的業務增長理想。本行將會掌握內地法規和營商環境轉變而帶來的商機，繼續擴充和提升內地業務規模；同時亦會致力在內地推出優質和創新的產品，並且擴展內地零售網絡，以保持在內地市場的領導地位。

提升營運效率，仍然是本行的首要焦點。隨著後勤業務現已集中於觀塘創紀之城五期，本行可以繼續實現協同效益。發掘和遷移適合的支援業務至內地運作，亦會是本行來年的發展重點。此外，本行也會進一步提升營運系統、風險管理和企業管治，確保集團的產品和服務符合業界最高標準，為客戶提供專業、快捷、可靠的服務。

董事及行政總裁權益

於2006年6月30日，根據《證券及期貨條例》第352條須予備存的登記冊所記錄，本行各董事及行政總裁於本行及其相聯法團的股份，相關股份及債權證中擁有的權益及淡倉如下：

I. 本行股份權益的好倉

姓名	身分及性質	股份數目	總數	佔已發行股本的百分率
李國寶	實益擁有人 配偶的權益	28,455,577 687,850	29,143,427[1]	1.90
李福和	實益擁有人 酌情信託的成立人	1,235,804 30,955,378	32,191,182[2]	2.09
黃頌顯	實益擁有人 配偶的權益	46,810 344,131	390,941[3]	0.03
李兆基	實益擁有人 法團的權益	647,985 1,000,000	1,647,985[4]	0.11
黃子欣	配偶的權益 酌情信託的成立人	124 10,482,901	10,483,025[5]	0.68
李國星	實益擁有人 配偶的權益 酌情信託的受益人	23,391 15,644 30,955,378	30,994,413[6]	2.02
彭玉榮	實益擁有人	880,000	880,000	0.06
蒙民偉	實益擁有人 法團的權益	876,602 5,242,661	6,119,263[7]	0.40
陳棋昌	實益擁有人	908,200	908,200	0.06
羅友禮	—	—	無	無
邱繼炳	法團的權益	1,000,000	1,000,000[8]	0.07
郭炳江	—	—	無	無
李澤楷	—	—	無	無
陳文裘	—	—	無	無
駱錦明	—	—	無	無
李福全	實益擁有人 酌情信託的成立人及受益人 法團的權益	1,040,201 18,769,731 14,039,595	33,849,527[9]	2.20
李國仕	實益擁有人 子女的權益 酌情信託的受益人	11,224,241 440,533 12,579,302	24,244,076[10]	1.58

附註：

1. *李國寶為28,455,577股的實益擁有人。由於其配偶潘金翠擁有687,850股之權益，他亦被視為擁有該等股份。*

2. *李福和為1,235,804股的實益擁有人。餘下之30,955,378股由The Fook Wo Trust持有，李福和為該信託的成立人，惟他不可以影響受託人如何行使其酌情權。披露該30,955,378股出於自願性質。李國星作為該信託其中一位酌情受益人，亦擁有該30,955,378股的權益(請參閱下列附註6)。*

3. *黃頌顯為46,810股的實益擁有人。由於其配偶林美蓮擁有344,131股之權益，他亦被視為擁有該等股份。*

4. *李兆基為647,985股的實益擁有人。*

   李兆基被視為擁有由Superfun Enterprises Limited (「Superfun」)持有之1,000,000股。Superfun由香港中華煤氣有限公司(「中華煤氣」)全資擁有。由Kingslee S.A.持有67.94%股權的恒基兆業發展有限公司持有中華煤氣38.46%股權。而Kingslee S.A.是恒基兆業地產有限公司(「恒基地產」)的全資附屬公司。

   恒基兆業有限公司(「恒基兆業」)持有恒基地產61.87%股權。Hopkins (Cayman) Limited (「Hopkins」)，作為一個單位信託(「該單位信託」)的受託人，擁有恒基兆業的全部已發行普通股股份。Rimmer (Cayman) Limited (「Rimmer」)及Riddick (Cayman) Limited (「Riddick」)，分別為不同全權信託的受託人，持有該單位信託的單位。李兆基擁有Hopkins、Rimmer及Riddick的全部已發行股份。

5. *由於其配偶郭志蕙擁有124股之權益，黃子欣被視為擁有該等股份。而由於黃子欣為一個酌情信託The Wong Chung Man 1984 Trust的成立人，他亦被視為擁有該酌情信託所持有的10,482,901股。*

6. *李國星為23,391股的實益擁有人。由於其配偶吳伊莉擁有15,644股之權益，他亦被視為擁有該等股份。餘下之30,955,378股由一個酌情信託The Fook Wo Trust持有，李國星為該信託的其中一位酌情受益人。作為該酌情信託的成立人，李福和亦已就該等30,955,378股作出披露(請參閱上列附註2)。*

7. *蒙民偉為876,602股的實益擁有人。餘下的5,242,661股當中：(i) 4,502,798股由信興電器貿易有限公司持有；(ii) 668,323股由信興科技有限公司持有；及(iii) 71,540股由信興廣告有限公司持有。蒙民偉為該等法團的主席。該等法團慣於按照蒙民偉的指令或指示行事。*

8. *由於邱繼炳擁有Bonham Industries Limited 99.9%已發行股份，他被視為擁有Bonham Industries Limited持有之1,000,000股。*

9. *李福全為1,040,201股的實益擁有人。而18,769,731股由New Jerico Limited以The Jerico Unit Trust的受託人身分持有，李福全是New Jerico Limited的唯一董事。The New Elico Trust持有The Jerico Unit Trust的全部單位，而李福全為The New Elico Trust的成立人及一位酌情受益人。他亦被視為擁有由九龍維記牛奶有限公司持有的14,039,595股股份，李福全為該公司的主席兼行政總裁。*

10. *李國仕為11,224,241股的實益擁有人。他亦被視為擁有由其18歲以下子女持有的440,533股；而12,429,738股由一個酌情信託持有，李國仕、其配偶及其18歲以下子女皆為該酌情信託的受益人；149,564股則由一個酌情信託持有，而李國仕的18歲以下子女為該酌情信託的受益人。*

II. 本行相關股份(就股本衍生工具而言)的好倉

根據本行的認可僱員認股計劃，李國寶、彭玉榮及陳棋昌獲授予認股權，以認購本行普通股股份。該等認股權屬於非上市以實物交收的期權。有關此等認股權在截至2006年6月30日止期間的資料，見於下列「認股權資料」項下。

III. 本行債權證權益

姓名	身分及性質	債權證數額
李澤楷	酌情信託的成立人 *(附註)*	4,000,000美元
李澤楷	酌情信託的成立人 *(附註)*	港幣50,000,000元

附註：這等權益透過一間酌情投資公司，盈保投資管理有限公司(「盈保投資」)，持有。兩個酌情信託The Ocean Trust 及The Starlite Trust為盈保投資的控股公司，而李澤楷為該兩個酌情信託的成立人。

除上述披露外，概無其他本行或其任何相聯法團的股份、相關股份或債權證的權益或淡倉載於該登記冊內。

認股權資料

根據《香港聯合交易所證券上市規則》(「上市規則」)所披露有關認股權的資料如下：

(1) 截至2006年6月30日止6個月內認股權的變動:

姓名	授予日期[a]	認股權數目				
		1/1/2006 尚未行使	授出	行使	失效	30/06/2006 尚未行使
李國寶	19/4/2001	850,000	—	850,000[c]	—	無
	18/4/2002	850,000	—	—	—	850,000
	02/5/2003	1,000,000	—	—	—	1,000,000
	22/4/2004	1,000,000	—	—	—	1,000,000
	03/5/2005	1,000,000	—	—	—	1,000,000
	03/5/2006	—	1,000,000[b]	—	—	1,000,000
彭玉榮	19/4/2001	400,000	—	400,000[c]	—	無
	18/4/2002	400,000	—	—	—	400,000
	02/5/2003	500,000	—	—	—	500,000
	22/4/2004	500,000	—	—	—	500,000
	03/5/2005	500,000	—	—	—	500,000
	03/5/2006	—	500,000[b]	—	—	500,000
陳棋昌	19/4/2001	400,000	—	400,000[c]	—	無
	18/4/2002	400,000	—	—	—	400,000
	02/5/2003	500,000	—	—	—	500,000
	22/4/2004	500,000	—	—	—	500,000
	03/5/2005	500,000	—	—	—	500,000
	03/5/2006	—	500,000[b]	—	—	500,000
其他僱員的總數*	19/4/2001	365,000	—	365,000[c]	—	無
	18/4/2002	635,000	—	285,000[c]	—	350,000
	02/5/2003	4,270,000	—	2,645,000[c]	—	1,625,000
	22/4/2004	12,350,000	—	6,290,000[c]	50,000	6,010,000
	03/5/2005	13,990,000	—	2,490,000[c]	205,000	11,295,000
	03/5/2006	—	1,250,000[b]	—	—	1,250,000

* *按香港《僱傭條例》所指的「連續合約」工作的僱員*

附註：

a. *認股權詳情：*

授予日期	*有效期*	*行使期*	*每股行使價 港幣(元)*
19/4/2001	*19/4/2001 — 18/4/2002*	*19/4/2002 — 19/4/2006*	*16.96*
18/4/2002	*18/4/2002 — 17/4/2003*	*18/4/2003 — 18/4/2007*	*15.80*
02/5/2003	*02/5/2003 — 01/5/2004*	*02/5/2004 — 02/5/2008*	*14.90*
22/4/2004	*22/4/2004 — 21/4/2005*	*22/4/2005 — 22/4/2009*	*23.23*
03/5/2005	*03/5/2005 — 02/5/2006*	*03/5/2006 — 03/5/2010*	*22.95*
03/5/2006	*03/5/2006 — 02/5/2007*	*03/5/2007 — 03/5/2011*	*33.05*

b. *(i)* *本行股份在緊接2006年5月3日授出認股權當日之前的收市價為港幣33.00元。*

(ii) 截至2006年6月30日止6個月內認股權的公平價值及假設：

獲得服務以換取認股權的公平價值按授予認股權的公平價值計量。授予認股權之估計公平價值按三項式期權定價模式。認股權的合約年期須輸入該模式。

	2006年6月30日
於計量日的公平價值	HK$6.38
股價	HK$33.05
行使價	HK$33.05
預計波幅(以三項式期權定價模式內採用的加權平均波幅)	23.27%
認股權年期	5年
估計股息	7.35%
無風險利率(根據外匯基金票據)	4.63%

預計波幅是根據過往之波幅(以認股權的加權剩餘年期計算)，再調整因公眾所知的資訊影響未來波幅的估計變動。估計股息按過往的股息。主觀輸入假設的變動可能重大影響公平價值的估計。

認股權的授予須符合服務條件。該條件並未納入計算於授予日獲得服務的公平價值。並無市場條件與授予認股權有關。

c. 在截至2006年6月30日止6個月內本行股份在緊接有關認股權行使日期之前的半年加權平均收市價：

授予日期	行使認股權數目	每股行使價	半年加權平均收市價
		港幣(元)	港幣(元)
19/4/2001	2,015,000	16.96	26.56
18/4/2002	285,000	15.80	28.04
02/5/2003	2,645,000	14.90	27.24
22/4/2004	6,290,000	23.23	28.40
03/5/2005	2,490,000	22.95	31.21

(2) 截至2006年6月30日止6個月內並無認股權被註銷。

(3) 有關認股權的會計政策：

僱員獲發認股權以購買本行股份。在2002年以前被採納的計劃，認股價是根據給予認股權當日之前5個營業日，本行現有股份的平均收市價的95%計算。沒有僱員福利支出或債務於給予日或授予日被確認。

而2002年及以後被採納的計劃，股權行使價與相關股份於授予日的公平價值相同。當認股權被行使時，所得款項存入股東權益。認股權的公平價值於損益賬內確認為支出，而在股東權益內的資本儲備作相應的增加。公平價值乃採用三項式期權定價模式，按認股權授予日計算，並顧及授予認股權的條款。當僱員須符合歸屬期條件才可無條件享有該等認股權，預計公平價值總額在歸屬期內攤分入賬，並已考慮認股權歸屬的或然率。

估計可歸屬認股權的數目須在歸屬期內作出檢討。除非原本支出符合資產確認之要求，任何已在往年確認的累積公平價值之調整須在檢討期內的損益賬支銷或回撥，並在資本儲備作相應調整。在歸屬日，除非因未能符合歸屬條件引致權利喪失純粹與本行股份的市價有關，確認為支出之金額按歸屬認股權的實際數目作調整(並在資本儲備作相應調整)。

屬股東權益的金額在資本儲備確認，直至當認股權被行使時(轉入股份溢價)，或當認股權之有效期屆滿時(轉入留存溢利)。

除上述所披露外，於2006年6月30日，本行的董事或行政總裁或他們的配偶或18歲以下子女概無獲授或行使任何權利以認購本行或其任何相聯公司的股本或債務證券。

大股東及其他人士的權益

於2006年6月30日，根據《證券及期貨條例》第336條須予備存的登記冊所記錄，大股東及其他人士擁有本行的股份及相關股份的權益及淡倉如下:

本行股份權益的好倉:

姓名	身分及性質	股份數目	佔已發行股本的百分率
Silchester International Investors Limited	投資經理	122,982,200*	8.00
Silchester International Investors International Value Equity Trust	集成投資計劃	79,124,500*	5.15
East Asia International Trustees Limited	受託人	83,137,567	5.41

* *Silchester International Investors Limited非正式通知本行此等股份，增持該等股份毋須根據《證券及期貨條例》第XV部作出披露。Silchester International Investors Limited控制所有由Silchester International Investors International Value Equity Trust持有的證券，在該122,982,200股股份當中，包括由Silchester International Investors International Value Equity Trust所持有的79,124,500股。*

除上述披露外，概無其他本行股份或相關股份的權益或淡倉載於該登記冊內。

買賣本行上市證券

截至2006年6月30日止6個月內，本行或其任何附屬公司並無購入、出售或贖回本行的上市證券。

企業管治常規守則

作為本港最大的獨立本地銀行，本行致力達到最高的企業管治標準。董事會認為此承諾對於平衡股東、客戶及員工的利益，以及保持問責及透明度，至為重要。

除以下所述的偏離行為外，本行在截至2006年6月30日止6個月的會計期間內，已遵從載於《上市規則》附錄14「企業管治常規守則」中的全部守則條文：

守則條文 A.2.1

此守則規定主席與行政總裁的角色應有區分，並不應由一人同時兼任。

李國寶爵士為本行的主席兼行政總裁。董事會認為此架構不會影響董事會與管理層兩者之間的權力和職權的平衡。本行董事會由極具經驗和才幹的成員組成，並定期每兩個月開會，以商討影響本行運作的事項。透過董事會的運作，足以確保權力和職權得到平衡。董事會的組合具有強大獨立元素，在17位董事當中，有7位為獨立非執行董事。董事會相信此架構有助於建立穩健而一致的領導權，使本行能夠迅速及有效地作出及實施各項決定。董事會對李爵士充滿信心，相信委任他出任主席兼行政總裁之職，會有利於本行的業務發展及管理。

守則條文 A.4.1 及 A.4.2

守則條文A.4.1規定非執行董事的委任應有指定任期，並須接受重新選舉。

守則條文A.4.2規定所有為填補臨時空缺而被委任的董事應在他接受委任後的首次股東大會上接受股東選舉。每名董事(包括有指定任期的董事)，應輪流退任，至少每3年1次。

在2006年4月7日的股東周年常會上，已通過一項特別決議案，對本行的組織章程細則作出相關修訂，使每名在年內獲委任的董事須在下一次股東大會退任；而每名董事亦須至少每3年1次退任。

自2006年4月7日開始，本行已完全遵從守則條文A.4.1及A.4.2。

董事進行證券交易的標準守則

本行已自行訂立一套與《上市規則》附錄10「上市發行人董事進行證券交易的標準守則」(「標準守則」)所訂標準同樣嚴格的董事及行政總裁證券交易守則，即「內幕交易政策 — 董事及行政總裁」(「自訂守則」)。

經向所有董事作出特定的查詢後，在2006年6月30日止6個月的期間內，本行董事已遵守「自訂守則」及「標準守則」中所要求的標準。

本行亦已訂立一份「內幕交易政策 — 集團人士」以供本行僱員，或本行附屬公司的董事或僱員，遵照規定買賣本行證券。

承董事會命
主席兼行政總裁
李國寶　謹啟

香港，2006年8月4日

在本報告日期，本行的執行董事為：李國寶爵士(主席兼行政總裁)、彭玉榮先生(副行政總裁)及陳棋昌先生(副行政總裁)；非執行董事則為：李福和博士、李國星先生、蒙民偉博士、丹斯里邱繼炳博士、李澤楷先生、李福全先生及李國仕先生；而獨立非執行董事則為：黃頌顯先生、李兆基博士、黃子欣博士、羅友禮先生、郭炳江先生、陳文裘先生，以及駱錦明先生。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this letter, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this letter.

This Letter is important and requires your immediate attention.

If you are in any doubt about the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser immediately.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

Registered Office:
10 Des Voeux Road Central
Hong Kong.

Executive Directors:
Dr. The Hon. Sir David LI Kwok-po *(Chairman and Chief Executive)*
Mr. Joseph PANG Yuk-wing *(Deputy Chief Executive)*
Mr. CHAN Kay-cheung *(Deputy Chief Executive)*

Non-executive Directors:
Dr. LI Fook-wo
Mr. Aubrey LI Kwok-sing
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai
Mr. Eric LI Fook-chuen
Mr. Stephen Charles LI Kwok-sze

Independent Non-executive Directors:
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong
Mr. TAN Man-kou
Mr. Kenneth LO Chin-ming

23rd August, 2006

Dear Shareholder,

2006 INTERIM SCRIP DIVIDEND SCHEME

1. Particulars of the Scrip Dividend Scheme

On 4th August, 2006 the Board of Directors of The Bank of East Asia, Limited (the "Bank") declared an interim dividend of HK$0.43 per share for the six months ended 30th June, 2006 in cash and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid shares in lieu of cash ("Scrip Dividend Scheme"). The dividend will be paid on or about Thursday, 14th September, 2006 to shareholders whose names were on the Register of Members at the close of business on Wednesday, 23rd August, 2006. The last date on which transfers were accepted for registration for participation in the Scrip Dividend Scheme was 18th August, 2006.

Shareholders thus have the choice of receiving:

(a) cash of HK$0.43 in respect of each share; or
(b) an allotment of shares of HK$2.50 each credited as fully paid ("New Shares") having a market value (as set out below) equal to the amount of dividend which shareholders could elect to receive in cash; or
(c) partly cash and partly New Shares.

For the purpose of calculating the number of New Shares to be allotted, the market value of the New Shares means the average closing price on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of the existing shares of the Bank from Monday, 28th August, 2006 to Friday, 1st September, 2006. The exact number of New Shares to which a shareholder electing to receive New Shares in lieu of cash will be entitled may only be determined after the close of business on 1st September, 2006. The basis of allotment of the New Shares will be published in the press on Monday, 4th September, 2006.

Fractional entitlements to the New Shares in respect of choices (b) and (c) above will be disregarded and the benefit thereof will accrue to the Bank. The New Shares will, on issue, not be entitled to the interim dividend in respect of the six months ended 30th June, 2006, but will rank pari passu in all other respects with the existing shares.

2. Conditions of Scrip Dividend Scheme

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the New Shares.

3. Share Certificates and Stock Exchange Listing

Application has been made to the Listing Committee of the Stock Exchange for a listing of and permission to deal in the New Shares. The certificates for the New Shares will be sent by ordinary mail to shareholders at their own risk on or about Thursday, 14th September, 2006. Save that the US$550 million 5.625% Subordinated Notes due 2015 (Code: 2532) issued by the Bank in December 2005 are listed on the Stock Exchange, no part of the shares or other debt securities of the Bank is listed or dealt in on any stock exchange other than the Stock Exchange.

4. Central Clearing and Settlement System ("CCASS")

Shares issued by the Bank have been admitted as eligible securities for deposit and settlement in CCASS established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the shares of the Bank may be settled through CCASS. Investors should seek the advice of their stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

5. Form of Election

A Form of Election is enclosed *(see Note)* with this letter for use by shareholders who wish to receive the interim dividend in New Shares or to make a permanent election to receive shares in lieu of any future dividends to be payable in cash with a scrip alternative. Please complete and return the enclosed Form of Election to reach Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, **by 4:00 p.m. on Thursday, 7th September, 2006**.

Note: The Form of Election has not been enclosed for the shareholders who have previously elected to receive their dividends in scrip or in cash permanently. If you wish to change the permanent election, please inform Standard Registrars Limited by notice in writing ***by 4:00 p.m. on Thursday, 7th September, 2006****.*

If you wish to receive your dividend in cash in respect of the current interim dividend, you need take no action. Shareholders who do not make an election to receive their dividend in scrip will receive the dividend in cash.

If you wish to receive New Shares in lieu of cash dividend, or partly cash and partly New Shares, in respect of the current interim dividend, you should complete Box D and fill in the number of registered shares for which you wish your dividend to be paid in shares.

If you wish to receive New Shares in lieu of cash dividend in respect of the current interim dividend and all future dividends permanently, you should enter a (✔) in Box E. A permanent election cannot be made in respect of part of your registered shares.

If you wish to receive all future dividends in cash permanently, you should sign the section on Permanent Receipt of Cash Dividend on the reverse side of the Form of Election.

6. Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to participate in the Scrip Dividend Scheme. Such shareholders receiving a copy of this letter and/or a Form of Election outside Hong Kong may not treat the same as an invitation to participate in the Scrip Dividend Scheme unless such invitation could lawfully be made to him without having to comply with any registration or other legal requirements in the relevant territory.

The Bank has made enquiries regarding the feasibility of extending the Scrip Dividend Scheme to shareholders with registered addresses in the United States of America. Since registration or filing or other procedure will need to be carried out in relation to the Scrip Dividend Scheme to comply with the relevant securities legislation in this country, the Directors have formed the view that it is not expedient to make available the Scrip Dividend Scheme to these shareholders. Therefore, shareholders whose registered addresses are in the United States of America or any of its territories or possessions will not be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the 2006 interim dividend wholly in cash and no Form of Election is being sent to such shareholders. Apart from shareholders in the United States of America, according to the Bank's Register of Members, there are some other shareholders whose registered addresses are outside Hong Kong. They are allowed to participate in the Scrip Dividend Scheme.

Yours faithfully,
Molly HO Kam Ian
Company Secretary

此乃要件　請即處理

如　閣下對應採取的行動有任何疑問，應立即請教　閣下的股票經紀或其他註冊證券商、銀行經理、律師、會計師或其他專業顧問。

BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)
(股份代號:23)

註冊辦事處:
香港
德輔道中10號

執行董事:
李國寶爵士 *(主席兼行政總裁)*
彭玉榮先生 *(副行政總裁)*
陳棋昌先生 *(副行政總裁)*

非執行董事:
李福和博士
李國星先生
蒙民偉博士
丹斯里邱繼炳博士
李澤楷先生
李福全先生
李國仕先生

獨立非執行董事:
黃頌顯先生
李兆基博士
黃子欣博士
羅友禮先生
郭炳江先生
陳文裘先生
駱錦明先生

敬啟者：

2006年度中期以股代息計劃

一、 股息派發詳情

東亞銀行有限公司(「本行」)董事會於2006年8月4日宣布派發截至2006年6月30日止6個月的中期股息每股港幣4角3仙，惟股東可選擇收取已繳足股款的新發行股份以代替現金股息(「以股代息計劃」)。是項股息將約於2006年9月14日星期四派發予2006年8月23日星期三辦公時間結束時已登記在股東名冊上的股東。參與是次以股代息計劃的最後接受辦理股份過戶登記日期為2006年8月18日。

股東因此可選擇收取下列任何一項：

(甲) 每股港幣4角3仙現金；或
(乙) 每股面值港幣2.50元的已繳足股份(「新股」)。新股的市值(見下文)相等於股東所能選擇收取的現金股息；或
(丙) 部分現金及部分新股。

在計算股東所應獲發給的新股數目時，新股的市值將按本行現有股份在香港聯合交易所有限公司(「聯交所」)於2006年8月28日星期一至9月1日星期五的平均收市價計算。因此，凡選擇收取新股以代替現金的股東所應獲發給的新股數目須待2006年9月1日聯交所收市後方能確定。發給新股的計算基準將於2006年9月4日星期一在報章公布。

上述(乙)與(丙)項選擇下的新股的零碎股份將不予配發，而有關利益將歸本行所有。所發行的新股除不能享有截至2006年6月30日止6個月所宣布派發的中期股息外，將與本行現有股份享有同等權益。

二、 以股代息計劃之條件

是項以股代息計劃須待聯交所上市委員會批准所建議發行的新股上市買賣方可作實。

三、 寄發股票及新股報價上市

本行已向聯交所上市委員會申請批准將新股上市買賣。新股股票將約於2006年9月14日星期四以平郵寄予股東，如有郵誤，由收件股東承擔責任。除本行在2005年12月發行於2015年到期總值550,000,000美元的5.625%後償票據(代號:2532)在聯交所上市外，本行的股份或其他債務證券目前並無於聯交所以外的其他證券交易所上市買賣。

四、 中央結算及交收系統(「中央結算系統」)

本行的股份已被納入香港中央結算有限公司設立及管理的中央結算系統為合資格證券。投資者可透過中央結算系統交收買賣本行股份。投資者應就此等交收安排詳情及此等安排對其權利及權益的影響程度向其證券經紀或其他專業顧問徵詢意見。

五、 選擇表格

本行現隨函附上一份選擇表格*(見附註)*，以便股東就中期股息選擇收取新股，或就將來在派發現金股息同時可選擇收取股份以代替現金股息的情況下，作出固定長期收取股份股息的選擇。請填妥所附選擇表格，於**2006年9月7日星期四下午4時前**交回並送達香港皇后大道東28號金鐘匯中心26樓標準証券登記有限公司。

附註：凡於較早時已選擇長期收取新股或現金股息的股東均不獲寄發選擇表格。如需更改長期選擇，請於 ***2006年9月7日星期四下午4時前*** *以書面通知標準証券登記有限公司。*

閣下如欲就今次中期股息收取現金股息，則無須採取任何行動。股東若不作收新股代替現金的選擇，將收到現金股息。

閣下如欲就今次中期股息收取新股，或部分現金及部分新股，請在丁欄內填上選擇以股代息的已登記股數。

閣下如欲就今次中期股息及日後獲派發的股息選擇長期收取股份，請在戊欄內加上(✔)號。 閣下不得將名下部分股份選擇長期收取股份代替現金。

閣下如欲長期收取現金股息，請在表格背頁長期收取現金股息項下簽署。

六、 香港以外地區的股東

凡身居香港以外地區的股東均應向其銀行或其他專業顧問諮詢，以確定在參與以股代息計劃之前是否須獲當地政府或其他機構的同意或須完成辦理其他手續。凡身居香港以外地區而獲寄予本函件及／或選擇表格的股東，除非當地法律允許本行發出此項邀請而無須在有關地區辦理登記或其他法律手續，否則概不得將上述函件及／或表格作為參與以股代息計劃之邀請論。

本行已就向註冊地址位於美國的股東提供以股代息計劃之可行性進行查詢，鑑於以股代息計劃須根據此國家證券法例辦理註冊、登記或其他手續，董事會認為不適宜提供以股代息計劃予該等股東。因此，註冊地址為美國及其領土或屬土的股東均不可參與以股代息計劃。該等股東將全部以現金收取2006年度中期股息，並不獲寄發選擇表格。除在美國的股東外，根據本行的股東名冊，本行亦有些股東其註冊地址在香港以外地區，該等股東會獲准參與以股代息計劃。

此致

列位股東 台照

公司秘書

何金蘭 謹啟

2006年8月23日

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
此乃重要文件　請立即處理

BEA東亞銀行

The Bank of East Asia, Limited 東亞銀行有限公司 *(Stock Code: 23)*

2006 INTERIM SCRIP DIVIDEND SCHEME - FORM OF ELECTION
2006年度中期以股代息計劃 - 選擇表格

IF YOU WISH TO RECEIVE SHARES IN LIEU OF THE CASH DIVIDEND EITHER IN WHOLE OR IN PART YOU MUST COMPLETE THIS FORM AND RETURN IT TO REACH THE SHARE REGISTRAR OF THE BANK, STANDARD REGISTRARS LIMITED, 26/F, TESBURY CENTRE, 28 QUEEN'S ROAD EAST, HONG KONG BEFORE THE DEADLINE AS SPECIFIED IN BOX A BELOW.
如擬就派發之現金股息選擇全部或部分收取股份，則最遲須於下列甲欄內所示之截止日期前將表格填妥交回並送達本行之股份登記處，標準証券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。
IF YOU WISH TO RECEIVE CASH DIVIDEND IN WHOLE FOR THE CURRENT DIVIDEND, YOU NEED NOT COMPLETE THIS FORM. HOWEVER, IF YOU WISH TO RECEIVE ONLY CASH IN RESPECT OF ALL FUTURE DIVIDENDS, PLEASE SIGN THE NOTICE ON THE REVERSE OF THIS FORM.
如欲以全部現金收取是期股息，無須填寫本表格。不過，如有意就日後獲派發之股息全部收取現金，請填寫及簽署本表格背後之通知。

BOX A 甲欄	DEADLINE TO RETURN THIS FORM (RECEIVED BY THE REGISTRAR) 交回此表格截止日期（以送達股份登記處為準）	4:00 P.M., THURSDAY, 7TH SEPTEMBER, 2006 2006年9月7日星期四下午4時

BOX B 乙欄	NAME(S) AND ADDRESS OF SHAREHOLDER(S) 股東姓名及地址

SAMPLE

BOX C 丙欄	NUMBER OF REGISTERED SHARES AS AT 23RD AUGUST, 2006 於2006年8月23日登記持有之股數

ELECTION FOR SHARES (ONLY FOR THE 2006 INTERIM DIVIDEND OF HK$0.43 PER SHARE)
選擇收取股份（只就每股港幣4角3仙之2006年度中期股息作出選擇）

IF YOU ELECT TO RECEIVE SHARES IN LIEU OF THE CASH DIVIDEND IN WHOLE OR IN PART OF YOUR REGISTERED SHARES, INSERT IN BOX D THE NUMBER OF YOUR REGISTERED SHARES IN RESPECT OF WHICH YOU ELECT TO RECEIVE SHARES.
如擬就名下登記持有股數之全部或部分選擇收取股份以代替現金股息，請在丁欄內填上該已登記之股數。

BOX D 丁欄	NUMBER OF REGISTERED SHARES FOR WHICH DIVIDEND TO BE PAID IN SHARES 選擇以股代息之已登記股數	

NOTE : IF YOU SIGN THIS FORM BUT DO NOT SPECIFY THE NUMBER OF SHARES IN RESPECT OF WHICH YOU WISH TO RECEIVE SHARES IN LIEU OF CASH OR IF YOU ELECT TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF A GREATER NUMBER OF SHARES THAN YOUR REGISTERED HOLDING THEN IN EITHER CASE YOU WILL BE DEEMED TO HAVE EXERCISED YOUR ELECTION IN RESPECT OF ALL THE SHARES REGISTERED IN YOUR NAME.
附註 : 如　閣下簽妥此表格，但未註明意欲收取股份以代替現金股息之股數，或選擇收取股份以代替現金股息之股數，比登記在名下者為多，在此任何一種情況下，閣下將被視作已選擇名下全部股份收取股份代替現金股息。

PERMANENT ELECTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND (FROM 2006 INTERIM DIVIDEND ONWARDS)
選擇長期收取股份代替現金股息（由2006年度中期息開始）

ENTER A TICK (✓) IN BOX E IF YOU WISH TO RECEIVE, IN RESPECT OF ALL REGISTERED SHARES, SHARES INSTEAD OF CASH IN RESPECT OF THE CURRENT AND FUTURE DIVIDENDS WHICH ARE DECLARED IN CASH WITH AN OPTION TO ELECT FOR SHARES. **A PERMANENT ELECTION CANNOT BE MADE IN RESPECT OF PART OF YOUR REGISTERED SHARES.**
閣下如擬就是期股息及日後獲派發之股息，在可選擇收取股份以代替現金股息時，就名下所有股份全部收取以股代息，即請在戊欄內加上（✓）號。
閣下不得將名下部分股份選擇長期收取股份代替現金。

COMPLETION OF BOX E BELOW WILL AUTOMATICALLY INVALIDATE ANY ENTRY IN BOX D.
一旦填寫戊欄後，丁欄所填一切即告失效。

BOX E 戊欄	PERMANENT ELECTION FOR SHARES 選擇長期收取股份	

To The Bank of East Asia, Limited 致東亞銀行有限公司：
I/WE, THE UNDERSIGNED AND ABOVE-NAMED SHAREHOLDER(S), GIVE NOTICE OF ELECTION TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF THE DIVIDENDS PAYABLE ON THE SHARES REGISTERED IN MY/OUR NAME(S) IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ABOVE.
本人／吾人為下面簽署及上列之股東，茲通知本人／吾人名下之股份所應獲派發之股息，將根據以上所作指示，收取股份以代替現金股息。

(1) (2) (3) (4)

SIGNATURE(S) OF SHAREHOLDER(S) 股東簽署

DATE 日期 ______________________

TEL. NO. 電話號碼 ______________

NOTE : (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN. (ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED BY AN AUTHORISED PERSON.
附註 : （一）所有聯名持有人均須簽署。（二）股東如屬有限公司，則表格須由正式授權人簽署。

NO ACKNOWLEDGEMENT OF RECEIPT OF THIS FORM WILL BE ISSUED.
本行不會就收到本表格一事發給收據。
CERTIFICATE(S) AND/OR DIVIDEND WARRANT FOR THE ENTITLEMENT WILL BE SENT BY ORDINARY MAIL TO THE SHAREHOLDER(S) AT HIS/THEIR RISK TO THE ADDRESS AS SHOWN ABOVE. CASH DIVIDEND WILL BE PAID IN ACCORDANCE WITH STANDING INSTRUCTIONS (IF ANY).
應得之股票及／或股息單將以平郵按上列地址寄予股東，如有郵誤，由收件股東自行負責。倘股東已於事前發出股息處理指示，則現金股息將會遵囑辦理。

DATE ON WHICH THE CERTIFICATE(S) AND/OR DIVIDEND WARRANT WILL BE SENT 股票及／或股息單寄發日期	THURSDAY, 14TH SEPTEMBER, 2006 2006年9月14日星期四

Serial No. 999998

PERMANENT RECEIPT OF CASH DIVIDEND
長期收取現金股息

I/WE, THE UNDERSIGNED AND ABOVE-NAMED SHAREHOLDER(S), HEREBY GIVE NOTICE THAT I/WE WISH TO RECEIVE ALL FUTURE DIVIDENDS IN CASH IN RESPECT OF ALL MY/OUR REGISTERED SHARES. I/WE DO NOT INTEND TO ELECT TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF ALL FUTURE DIVIDENDS WHICH ARE DECLARED IN CASH WITH AN OPTION TO ELECT FOR SHARES FOR ALL MY/OUR REGISTERED SHARES. I/WE REQUEST THE BANK NOT TO SEND ANY FORM OF ELECTION UNTIL MY/OUR FURTHER NOTICE IN WRITING AND ACCORDINGLY WAIVE ANY RIGHTS IN THAT RESPECT UNDER THE ARTICLES OF ASSOCIATION OF THE BANK.
本人／吾人為下面簽署及上列之股東，茲通知　貴銀行，本人／吾人欲就名下登記之股份日後所獲派發之股息，全部收取現金。本人／吾人無意就名下登記之股份選擇收取股份以代替現金股息。同時要求　貴銀行無須再寄予有關之選擇表格，直至本人／吾人之書面通知為止，亦即放棄根據公司組織章程細則股東應獲寄予選擇表格之權利。

NOTE : THIS REQUEST CAN BE REVOKED AT ANY TIME BY NOTICE IN WRITING TO THE SHARE REGISTRAR OF THE BANK, SUCH REVOCATION NOTICE IS ONLY APPLICABLE TO THOSE DIVIDENDS DECLARED OR PAID AFTER SUCH NOTICE IS RECEIVED BY THE REGISTRAR.
附註 ： 本指示可隨時由股東向本行股份登記處發出書面通知予以撤消，撤消通知僅適用於自股份登記處收到該通知以後所宣布派發或支付之股息。

(1) (2) (3) (4)

SIGNATURE(S) OF SHAREHOLDER(S) 股東簽署

DATE 日期 ------------------------------------

TEL. NO. 電話號碼	

NOTE : (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN.
(ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED BY AN AUTHORISED PERSON.
附註 ： (一) 所有聯名持有人均須簽署。
(二) 股東如屬有限公司，則表格須由正式授權人簽署。

股份分配申報表
Return of Allotments
(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

公司註冊處
Companies Registry

重要事項 Important Notes
- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	03	07	2006
至 To	31	07	2006

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	1,150,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	9,165,850.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,844,562,602.50

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (GM)

請勿填寫本欄 **For Official Use**

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-35,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$434,000.00
Ordinary	-145,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$3,005,850.00
Ordinary	-280,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$5,726,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form SC1

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-460,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-460,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 31 / 07 / 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)